The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(B)(3)
File Number: 333-149559
SUBJECT TO COMPLETION, DATED JUNE 23, 2008.
PRELIMINARY PROSPECTUS SUPPLEMENT (TO PROSPECTUS DATED MARCH 5, 2008)

$200,000,000

Ferro Corporation

     % Senior Notes due 2016

The notes will mature on          , 2016. Interest will accrue from          , 2008 and the first interest payment date will be          , 2008.

We may redeem some or all of the notes at any time on or after          , 2012 at the redemption prices set forth in this prospectus. We may redeem up to 35% of the aggregate principal amount of the notes on or prior to          , 2011 with the net proceeds from certain equity offerings. We may also redeem some or all of the notes at any time prior to          , 2012 at a redemption price equal to the make-whole amount set forth in this prospectus. In addition, if we undergo a change of control, we may be required to offer to repurchase the notes at the repurchase price set forth in this prospectus.

The notes will be unsecured obligations of Ferro Corporation and will rank equally with our other unsecured senior indebtedness. The notes will not be guaranteed by any of our subsidiaries.

Investing in the notes involves risks. See “Risk Factors” beginning on page S-11.

Price:     %

Delivery of the notes will be made to investors in book-entry form on or about          , 2008.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The notes will not be listed on any securities exchange. Currently, there is no public market for the notes.

Credit Suisse	Citi	JPMorgan

KeyBanc Capital Markets	National City Capital Markets

Fifth Third Securities, Inc.	Morgan Stanley	Piper Jaffray	RBS Greenwich Capital

The date of this prospectus supplement is June   , 2008

PROSPECTUS SUPPLEMENT

PROSPECTUS

About this Prospectus	2
Where You Can Find More Information and Incorporation of Certain Documents by Reference	3
Risk Factors	4
Cautionary Statement Regarding Forward-Looking Statements	4
The Company	5
Use of Proceeds	5
Ratio of Earnings to Fixed Charges	6
Description of Debt Securities	6
Plan of Distribution	13
Validity of the Securities	15
Experts	15

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document consists of two parts. The first part is the prospectus supplement, which describes the specific terms of this offering. The second part is the prospectus, which contains more general information, some of which may not apply to this offering. You should read both this prospectus supplement and the accompanying prospectus, together with the documents identified under the heading “Where You Can Find More Information and Incorporation of Certain Documents by Reference” on page S-109 of this prospectus supplement. If the information set forth in this prospectus supplement differs in any way from the information set forth in the accompanying prospectus, you should rely on the information set forth in this prospectus supplement.

We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information appearing in this prospectus supplement, the accompanying prospectus or any document incorporated by reference is accurate as of any date other than the date of the applicable document. Our business, financial condition, results of operations and prospects may have changed since that date. Neither this prospectus supplement nor the accompanying prospectus constitutes an offer, or an invitation on our behalf or on behalf of the underwriters, to subscribe for and purchase any of the securities and may not be used for or in connection with an offer or solicitation by anyone, in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation.

U.S. Bank National Association, by acceptance of its duties as trustee under the senior indenture or any subordinated indenture with Ferro Corporation, has not reviewed this prospectus supplement, the accompanying prospectus or the registration statement of which they are a part and has made no representation as to the information contained herein including, but not limited to, any representations as to Ferro Corporation, its business or financial condition, or the securities.

Unless otherwise indicated or unless the context otherwise requires, all references in this prospectus supplement or the accompanying prospectus to “Ferro,” the “Company,” “we,” “us” or “our” mean Ferro Corporation and its consolidated subsidiaries.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus, Ferro Corporation’s filings with the Securities and Exchange Commission (the “SEC”), including our annual report on Form 10-K for the fiscal year ended December 31, 2007, our Annual Report to Stockholders, any quarterly report on Form 10-Q or any current report on Form 8-K of Ferro Corporation (along with any exhibits to such reports as well as any amendments to such reports), our press releases, or any other written or oral statements made by us or on our behalf, may include or incorporate by reference forward-looking statements which reflect our current view, as of the date such forward-looking statement is first made, with respect to future events, prospects, projections or financial performance. The matters discussed in these forward-looking statements are subject to certain risks and uncertainties and other factors that could cause actual results to differ materially from those made, implied or projected in or by such statements. Should any known or unknown risks and uncertainties develop into actual events, these developments could have material adverse effects on our business, financial condition and results of operations. These uncertainties and other factors include, but are not limited to:

•	We depend on reliable sources of raw materials, including energy, petroleum-based products, and other supplies, at a reasonable cost, but availability of these materials and supplies could be interrupted and/or their prices could escalate and adversely affect our sales and profitability.

•	The markets for our products are highly competitive and subject to intense price competition, and that could adversely affect our sales and earnings performance.

•	We strive to improve operating margins through sales growth, price increases, productivity gains, improved purchasing techniques and restructuring activities, but we may not achieve the desired improvements.

S-ii

•	We sell our products into industries where demand has been unpredictable, cyclical or heavily influenced by consumer spending.

•	The global scope of our operations exposes us to risks related to currency conversion and changing economic, social and political conditions around the world.

•	We have a growing presence in the Asia-Pacific region where it can be difficult for a U.S.-based company, such as Ferro, to compete lawfully with local competitors.

•	Regulatory authorities in the U.S., European Union and elsewhere are taking a much more aggressive approach to regulating hazardous materials, and those regulations could affect sales of our products.

•	Our operations are subject to operating hazards and, as a result, to stringent environmental, health and safety regulations, and compliance with those regulations could require us to make significant investments.

•	We depend on external financial resources, and any interruption in access to capital markets or borrowings could adversely affect our financial condition.

•	Interest rates on some of our borrowings are variable, and our borrowing costs could be affected adversely by interest rate increases.

•	Many of our assets are encumbered by liens that have been granted to lenders, and those liens affect our flexibility to dispose of property and businesses.

•	We are subject to a number of restrictive covenants under our credit facilities, and those covenants could affect our flexibility to fund strategic initiatives.

•	We have significant deferred tax assets, and our ability to utilize these assets will depend on our future performance.

•	We are a defendant in several lawsuits that could have an adverse effect on our financial condition and/or financial performance, unless they are successfully resolved.

•	Our businesses depend on a continuous stream of new products, and failure to introduce new products could affect our sales and profitability.

•	We are subject to stringent labor and employment laws in certain jurisdictions in which we operate and party to various collective bargaining arrangements, and our relationship with our employees could deteriorate, which could adversely impact our operations.

•	Employee benefit costs, especially postretirement costs, constitute a significant element of our annual expenses, and funding these costs could adversely affect our financial condition.

•	Our restructuring initiatives may not provide sufficient cost savings to justify their expense.

•	We are exposed to intangible asset risk.

•	We have in the past identified material weaknesses in our internal controls, and the identification of any material weaknesses in the future could affect our ability to ensure timely and reliable financial reports.

•	We are exposed to risks associated with acts of God, terrorists, and others, as well as fires, explosions, wars, riots, accidents, embargoes, natural disasters, strikes and other work stoppages, quarantines and other governmental actions, and other events or circumstances that are beyond our control.

Additional information regarding these risk factors can be found in our annual report on Form 10-K for the period ended December 31, 2007 and our other filings made with the SEC. The risks and uncertainties identified above are not the only risks we face. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial also may adversely affect us.

S-iii

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights information contained elsewhere, or incorporated by reference, in this prospectus supplement. As a result, it does not contain all of the information that may be important to you or that you should consider before investing in our notes. You should read this entire prospectus supplement and accompanying prospectus, including the “Risk Factors” sections and the documents incorporated by reference, which are described under “Where You Can Find More Information and Incorporation of Certain Documents by Reference” in this prospectus supplement.

Our Company

We are a leading global producer of a diverse array of high-value-added performance materials and chemicals sold to a broad range of end-use markets in approximately 30 industries throughout the world. Today, we are a strong international company with a growing presence in key Asian markets, and we generated 57% of our 2007 sales from outside the U.S. We operate approximately 50 manufacturing facilities worldwide with over 6,000 employees and market products to more than 4,000 customers in over 20 countries.

We refer to our products as performance materials and chemicals because we formulate them to perform specific functions in the manufacturing processes and end products of our customers. Our products often are delivered in combination with a high degree of customized technical service. We believe that we maintain leading positions in many of our targeted markets, and our products provide critical performance attributes, yet represent a small fraction of the overall cost of the finished product. Our customer base is well-diversified both geographically and by end-use markets. Our customers benefit from our ability to quickly transfer application experience, product design and sourcing capabilities to provide customized product and processing solutions. Many of our customers, particularly in the appliance and automotive markets, purchase materials from more than one of our business units. Our products are used in many markets, including electronics, alternative energy generation, appliances, automotive, building and renovation, household furnishings, containers, industrial products, pharmaceuticals and telecommunications. Our leading customers include manufacturers of tile, major appliances, construction materials, automobile parts, glass, bottles, vinyl flooring and wall coverings, multi-layer capacitors, solar cells, batteries, and pharmaceuticals. Diversification extends beyond our customers and end markets. Our raw material base is also diverse and generally sourced from multiple suppliers.

We are leveraging our technology to create additional value to our customers through our integrated applications support. Our applications support personnel are involved in our customers’ material specification and evaluation, product design and manufacturing process characterization in order to help customers optimize the efficient and cost-effective application of our products.

We currently operate our business through the following three business groups: (1) Inorganic Specialties, (2) Organic Specialties, and (3) Electronic Materials.

The following details the net sales of each group, and the corresponding percentage of total net sales for the year ended December 31, 2007, as well as the principal products and principal end-use markets for each group.

2007 Net Sales
		$ in	% of
Group	Segment	Millions	Total	Principal Products	Principal End-Use Markets*

Inorganic Specialties	Performance Coatings	$609	28%	• Ceramic glaze coatings	• Tile for residential and commercial construction
				• Ceramic colors • Porcelain enamel coatings	• Appliances • Sanitary ware
• Cookware
	Color and Glass	$446	20%	• Inorganic pigments	• Tableware
	Performance Materials			• Glass decorating enamels	• Glass packaging
				• Specialty glazes	• Paint and plastics
				• Precious metal preparations	• Automotive glass
				• Forehearth colors	• Architectural glass
• Roof tile
Organic Specialties	Polymer Additives	$334	15%	• Heat and light stabilizers	• Household furnishings
				• Plasticizers and plastic lubricants	• Automotive
• Industrial
• Building and renovation
• Construction
	Specialty Plastics	$262	12%	• Filled and reinforced thermoplastics	• Appliances
				• Polyolefin alloys	• Automotive
				• Thermoplastic elastomers/process melt	• Household furnishings
• Recreation
				• Color concentrates/masterbatch	• Industrial
				• Gelcoats, liquid and paste color dispersions	• Lawn and garden
• Pool and spa
• Packaging
• RVs and trucks
	Fine Chemicals and Pharmaceuticals	$83	4%	• High-potency active pharmaceutical ingredients	• Pharmaceutical
				• Low endotoxin carbohydrates	• Biotechnology
				• Large-volume parenterals	• Food
				• Food additives	• Electronics
				• Electrolytes and glymes	• Industrial
• Phosphine derivatives
Electronic Materials		$470	21%	• Conductive pastes and powders	• Solar energy
				• Electronic and specialty glasses	• Electronics
				• Ceramic dielectric powders	• Telecommunications
				• Pastes, powders and tapes for thick film	• Computers
				• Surface finishing compounds	• Automotive
• Precision optics
• Ophthalmic lenses

*	Data based on Ferro’s estimates of our customers’ application markets.

Our Competitive Strengths

Leading Positions in Attractive Niche Markets.  We believe that we enjoy leading positions within most of our businesses. We believe that our competitive positions are sustainable due to our leading-edge product portfolio and pipeline, technological leadership, exposure to high-growth niche markets and a loyal customer base. In addition, we have a technical sales and service-oriented business model, the research and development infrastructure required for new product development and close customer interaction and a strong global brand. Many of our products are characterized as specialty products, as they perform specific functions in the manufacturing processes and/or end products of our customers.

Critical Proprietary Technology.  We are leveraging our technology to transition toward higher-value-added, performance-related product offerings. Our competitive positions are supported by the following core competencies:

•	Particle Development and Engineering: synthesis and isolation of particles with specific size distribution and properties;

•	Color Science and Technology: repeatable creation, matching and characterization of colors for coatings and bulk materials;

•	Glass Science and Technology: high-temperature inorganic chemistry and glass formation; processing knowledge;

•	Surface Application Technology: includes coating and decorating technology and surface finishing; and

•	Formulation Technology: combining materials to create new products with enhanced properties.

We are also actively engaged in our customers’ advanced product development and manufacturing yield improvement. Our core technical competencies have allowed us not only to develop strong customer relationships, but also to improve our product portfolio by transitioning toward higher-margin businesses.

Significant Geographic, Product and End-Use Market Diversity.  We have a diversified portfolio of businesses within which we focus on specific applications and products where we can add value to our customers’ products and processes. We believe this diversity decreases Ferro’s exposure to any one business or end-market and helps protect our business from the negative effects of economic down cycles. Further, we have a balanced geographic exposure with 57% of sales generated from outside the U.S. We have an established and well-invested infrastructure in key Asian markets and are focused on growing our presence in these markets.

The following charts are based on 2007 revenues and illustrate the diversity of the end-markets we serve*, the diversity of our production base and the different sizes of our segments:

*	The end-market data is based on our estimate of our customers’ end-use applications.

Long-term Relationships with Diverse and Stable Customer Base.  Our strong focus on technical support, customer service and unique expertise in customized product formulations has created long-term customer relationships.

Our customer base is well diversified both geographically and by end-market. In 2007, no single customer or related group of customers represented more than 10% of net sales. Our ability to develop customized, high-value-added solutions has further helped deepen customer relationships across the globe and we have over 4,000 customers worldwide. Many of them, including makers of major appliances and automobile parts, purchase materials from more than one of our business units. Our products are a small portion of the total cost of our customers’ products, but they can be critical to the appearance or functionality of those products.

Experienced and Proven Management Team.  We have an experienced management team whose members average more than 25 years of industry experience. Our management is firmly committed to transforming Ferro by reducing costs, streamlining operations and reorganizing the product portfolio toward higher-margin businesses. Since becoming the President and Chief Executive Officer of our company in November 2005, James Kirsch, together with other members of our senior management team, has been responsible for introducing several initiatives that have resulted in significant improvement in our profitability and product mix.

Our Business Strategy

Building on our strengths, we plan to continue our existing strategy to increase revenue and cash flow and improve profitability through:

•	Restructuring our manufacturing assets to reduce costs and expenses, particularly in Europe and North America;

•	Geographical expansion with facilities in the Asia-Pacific region; and

•	Continued focus on core competencies to extend or penetrate markets, deliver growth and increase profitability.

Continue to Pursue Operational Efficiencies.  We are focused on our plan to unlock value through rigorous, company-wide operational improvement initiatives. Our management has focused on three principal areas of this strategy: (1) implement a strict set of performance objectives; (2) restructure assets, rationalize our manufacturing footprint and streamline our operations to reduce costs; and (3) revitalize products and adjust market positioning to accelerate growth.

During 2006 and 2007, we developed and initiated several restructuring programs across a number of our business segments with the objectives of leveraging our global scale, realigning and lowering our cost structure and optimizing capacity utilization. The programs are primarily focused on Europe and North America. Over the last two years, our management has announced several restructuring programs aimed at reducing costs, streamlining operations and right-sizing the company’s manufacturing facilities. These initiatives include the following and should move our company substantially closer to achieving its financial goals:

•	In 2006, we announced a multiple-stage European restructuring program and established a goal of $40 million to $50 million in annual cost savings by the end of 2009, with the full benefits to be realized in 2010. The initial phase of restructuring efforts began in July 2006 and targeted our Performance Coatings and Color and Glass Performance Materials segments in our European operations with an annual cost savings goal of $10 million. This restructuring should result in significant manufacturing efficiencies and will contribute to increased production capacity in certain product areas to support our revenue growth. The project consists of a consolidation of our Casiglie, Italy manufacturing operations and administrative functions into our operations in Spain. In addition, we announced a plan to consolidate certain decoration and color manufacturing operations from Frankfurt, Germany with similar operations in Colditz, Germany, with an annual cost savings goal of $4.0 million. We estimate the total termination benefits for the 150 employees affected by this phase of the European restructuring to be approximately $7.8 million to $8.0 million.

•	A second restructuring program initiated in 2006 involved our Electronic Materials segment and resulted in the sale of our manufacturing facilities in Niagara Falls, New York in December 2007. As part of the restructuring activities, we redistributed a portion of the production at that facility to other existing Electronic Materials manufacturing facilities and reduced our workforce by 131 employees. These actions are expected to result in annual cost reduction of approximately $7.5 million. We estimate the total restructuring costs of this program to be $21.6 million.

•	In September 2007, we announced the second phase of our European manufacturing restructuring with an expected annual cost savings of $18.0 million. This phase includes the closure of a facility in Rotterdam, Netherlands and the consolidation of porcelain enamel frit manufacturing into other European facilities. We anticipate that the Rotterdam facility will cease production in the third quarter of 2008 and that our workforce will be reduced by 84 employees.

•	In addition to the restructurings, management has increased its focus on operational excellence, utilizing tools such as Lean Manufacturing and Six Sigma to improve efficiencies, improving the effectiveness of our procurement efforts and improving our repair and maintenance procedures. Over the next several years, management believes these initiatives could help to reduce manufacturing costs by approximately $10 million to $12 million.

Focus on Growth Initiatives.  We are focused on enhancing Ferro’s growth and market positions through product and geographic expansion. We have been moving into adjacent markets, developing new applications and introducing environmentally friendly product alternatives and have been expanding our presence in the emerging markets of Asia-Pacific, Eastern Europe, the Middle East and North Africa.

Recent examples include the development of organic colors and low-lead decorative enamels, the construction of an electronic materials manufacturing facility in Suzhou, China and the commissioning of a world-scale tile color plant in Castellon, Spain that will support expected increased sales in Eastern Europe and North Africa.

Optimize Our Business Portfolio.  We assess on an ongoing basis our portfolio of businesses, as well as our financial and capital structure, to ensure that we have sufficient capital and liquidity to meet our strategic objectives. As part of this process, from time to time we evaluate the possible divestiture of businesses that are not critical to our core strategic objectives and, where appropriate, pursue the sale of such businesses. We also evaluate and pursue acquisition opportunities that we believe will enhance our strategic position. We generally announce publicly divestiture and acquisition transactions only when we have entered into definitive agreements relating to those transactions.

Reduce Our Indebtedness.  Over time, we intend to reduce our indebtedness and financial leverage. We believe we can achieve this goal by using a significant portion of cash flow, as generated, from operations after required capital expenditures and other payments to reduce our debt. We believe that through the combination of our organic growth opportunities, operational improvement plan and disciplined capital spending, we will generate sufficient cash flow to achieve this goal.

Financing Transaction

On June 20, 2008, we commenced a tender offer to purchase for cash any and all of the $200 million in aggregate principal amount of our outstanding 9 1/8% Senior Notes due 2009. In connection with the tender offer, we are also soliciting consents to amend the indenture governing such notes to, among other things, eliminate certain of the restrictive covenants and eliminate or modify certain events of default. If less than all of the outstanding principal amount of the 9 1/8% Senior Notes is tendered and purchased by us in the tender offer (including due to our termination of the tender offer), we expect to redeem any 9 1/8% Senior Notes that remain outstanding as soon as practicable following the consummation (or termination) of the tender offer, subject to applicable notice requirements.

We expect to use the net proceeds from this offering and available cash, including borrowings under our revolving credit facility, to purchase or redeem all of the $200 million of aggregate principal amount of our 9 1/8% Senior Notes that are tendered in connection with the tender offer or redemption referred to above, to pay accrued and unpaid interest on all such indebtedness, to pay all premiums and transaction expenses associated therewith and any remainder for general corporate purposes. We collectively refer to the purchase or redemption of any and all of our 9 1/8% Senior Notes in connection with the tender offer referred to above and this offering as the “Financing Transaction.” For a more detailed description of these transactions, see “Use of Proceeds,” “Capitalization” and “Financing Transaction.”

The Offering

Issuer:	Ferro Corporation

Notes offered:	$200 million aggregate principal amount of % Notes due 2016.

Interest:	% per year payable on and , commencing , 2008.

Maturity:	, 2016

Issue date:	, 2008

Issue price:	%

Record dates:	and .

Ranking:	The notes are our unsecured, senior obligations and rank:

• pari passu in right of payment with all of our existing and future senior indebtedness; and

• senior in right of payment to any future subordinated indebtedness.

As of March 31, 2008, we had outstanding approximately $5.6 million of unsecured indebtedness with which the notes would rank equally.

The notes will be effectively subordinated to Ferro Corporation’s secured indebtedness, including all borrowings under our senior secured credit facility to the extent of the assets securing the senior secured credit facility. After giving effect to the Financing Transaction, as of March 31, 2008, the notes would have been effectively subordinated to approximately $343.8 million of secured indebtedness, which includes capital lease obligations of $9.0 million.

Guarantors:	None.

Because the notes will not be guaranteed by any of our subsidiaries, the notes will also be structurally subordinated to all the liabilities of our subsidiaries, including trade payables. As of March 31, 2008, our subsidiaries had approximately $10.9 million of debt and $219.7 million of trade payables and guaranteed debt of approximately $323.4 million under our senior credit facility.

Optional redemption:	We may redeem some or all of the notes on or after , 2012 at the redemption prices listed under “Description of the Notes — Optional Redemption.” In addition, on or prior to , 2011, we may redeem up to 35% of the aggregate principal amount of the notes with the net cash proceeds of certain equity offerings. We may also redeem some or all of the notes prior to , 2012, at a redemption price equal to the greater of the principal amount of such notes and the “make-whole” premium set forth under “Description of the Notes — Optional Redemption” plus, in each case, accrued and unpaid interest.

Change of control:	Upon certain change of control events, we will be required to make an offer to purchase each holder’s notes at a repurchase price equal to 101% of their principal amount, plus accrued and unpaid interest, if any, to the date of repurchase. See “Description of the Notes — Repurchase at the Option of Holders — Change of Control.”

Certain covenants:	The indenture governing the notes contains covenants that, among other things, limit our ability and the ability of our restricted subsidiaries to:

• incur additional indebtedness;

• pay dividends or make other distributions or repurchase stock;

• make investments;

• create liens;

• sell assets;

• engage in transactions with affiliates; and

• merge or consolidate with other companies or sell substantially all of our assets.

These covenants are subject to a number of important exceptions and limitations, which are described under “Description of the Notes.”

Form of notes:	One or more global securities, held in the name of Cede & Co., the nominee of The Depository Trust Company.

Use of proceeds:	We expect to use the proceeds of this offering and available cash, including borrowings under our revolving credit facility, to purchase or redeem all of our outstanding 9 1/8% Senior Notes due 2009, and any remainder for general corporate purposes. See “Use of Proceeds.”

Further issuances:	We may create and issue further notes ranking equally and ratably in all respects with the notes offered by this prospectus supplement, so that such further notes will be consolidated and form a single series with the notes offered by this prospectus supplement and will have the same terms as to status, redemption or otherwise.

Risk Factors

Investment in the notes involves substantial risks. You should carefully consider the information in the “Risk Factors” section and all other information included in this prospectus before investing in the notes.

Summary Historical Financial Information

In the table below, we provide you with our summary historical consolidated financial information for the periods and as of the dates presented. The information is only a summary and should be read together with the information set forth under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial information included in the Annual Report and the Quarterly Report on Form 10-Q for the quarter ended March 31, 2008, incorporated by reference into this prospectus supplement and the accompanying prospectus. See “Where You Can Find More Information and Incorporation of Certain Documents by Reference” on page S-109 of this prospectus supplement.

In 2002, we sold our Powder Coatings business unit. On June 30, 2003, we sold our Petroleum Additives business and our Specialty Ceramics business. For all periods presented, we report those businesses as discontinued operations. These divestitures are further discussed in Note 15 to the consolidated financial statements under Item 8 of the Annual Report incorporated by reference into this prospectus supplement and the accompanying prospectus.

	Three Months Ended		Year Ended December 31,
	March 31,			Adjusted(1)	Adjusted(1)	Adjusted(1)	Adjusted(1)
	2008	2007	2007	2006	2005	2004	2003
	(Dollars in thousands)

Statement of Operations Data:
Net sales	$607,256	$529,705	$2,204,785	$2,041,525	$1,882,305	$1,843,721	$1,615,598
Cost of sales	493,937	422,925	1,788,122	1,625,880	1,495,403	1,456,722	1,243,039
Gross profit	113,319	106,780	416,663	415,645	386,902	386,999	372,559
Selling, general and administrative expenses	78,657	78,757	319,065	305,211	310,056	309,967	315,910
Impairment charges	—	—	128,737	—	—	—	—
Restructuring charges(2)	4,207	1,531	16,852	23,146	3,677	6,006	0
Other expenses, net	14,209	15,723	61,327	60,847	45,996	37,657	45,258
Income tax expense (benefit)	7,081	4,534	(15,064)	5,349	8,060	4,268	2,106
Income (loss) from continuing operations	9,165	6,235	(94,254)	21,092	19,113	29,101	9,285
(Loss) income from discontinued operations, net of tax	(25)	(156)	(225)	(472)	(868)	(2,915)	4,412
Net income (loss)	9,140	6,079	(94,479)	20,620	18,245	26,186	13,697
Statement of Cash Flows Data:
Net cash provided by continuing operations	10,963	63,789	144,635	71,630	23,167	63,486	4,576
Net cash used for investing activities	(15,114)	(10,689)	(62,033)	(68,718)	(35,814)	(19,384)	(49,662)
Net cash provided by (used for) financing activities	3,003	(52,814)	(88,717)	(3,035)	18,137	(51,802)	53,640
Other Financial Data:
Capital expenditures	15,262	12,811	67,634	50,615	42,825	39,054	36,055
Depreciation and amortization	19,036	21,779	87,476	79,501	74,823	75,020	76,634
Ratio of earnings to fixed charges(3)	1.61	1.34	—	1.36	1.55	1.85	1.25
EBITDA(4)	49,311	49,994	37,848	170,369	148,915	150,382	131,131
Balance Sheet Data:
Cash and cash equivalents	11,395	17,541	12,025	16,985	17,413	13,939	23,381
Working capital	210,696	228,007	196,860	250,395	254,066	219,536	167,180
Property, plant & equipment, net	538,203	526,786	519,959	526,802	531,139	598,719	616,657
Total assets	1,742,384	1,729,688	1,638,260	1,741,602	1,676,598	1,739,885	1,736,448
Total debt, including current portion	537,809	540,775	526,089	592,418	553,723	506,988	537,122
Total shareholders’ equity	499,247	537,395	476,284	535,051	478,063	530,268	500,953

(1)	Fiscal years 2006 and prior have been adjusted for the effects of the changes in accounting principles for inventory costs and for major planned overhauls, as described in Note 1 to the consolidated financial statements under Item 8 of the Annual Report incorporated by reference into this prospectus supplement and the accompanying prospectus.

(2)	During 2008, we continued several restructuring programs across a number of our business segments with the objectives of leveraging our global scale, realigning and lowering our cost structure and optimizing capacity utilization. The programs are primarily associated with North America and Europe. In November 2007 and March 2008, we initiated additional restructuring plans for our Performance Coatings and Color and Glass Performance Materials segments. In February 2008, we announced the closing of a Plastics facility in Aldridge, United Kingdom. Restructuring charges of $16.9 million were recorded in 2007, primarily associated with our manufacturing rationalization activities in the Performance Coatings and Color and Glass Performance Materials segments in Europe and our Electronic Materials segment in the United States.

Restructuring charges of $23.1 million in 2006 were primarily related to the same manufacturing rationalization activities. All of the 2005 charges related to severance benefits for employees affected by plant closings or capacity reduction, as well as various personnel in administrative or shared service functions. The charges recorded during 2004 included $3.5 million of severance benefits for employees affected by plant closings or capacity reduction, as well as various personnel in administrative or shared service functions.

(3)	The ratio of earnings to fixed charges has been calculated by dividing (1) income before income taxes plus fixed charges by (2) fixed charges. Fixed charges are equal to interest expense (including amortization of deferred financing costs and losses on the sales of accounts receivable under our asset securitization programs), plus the portion of rent expense estimated to represent interest. For the year ended December 31, 2007, earnings were not sufficient to cover fixed charges by $110.0 million, primarily due to non-cash impairment charges of $128.7 million. Accordingly, such ratio is not presented. Losses on sales of accounts receivable under our asset securitization programs were $1.6 million and $1.8 million for the three months ended March 31, 2008 and 2007, respectively, and $7.0 million, $5.6 million, $3.9 million, $2.4 million and $1.4 million for the years ended December 31, 2007, 2006, 2005, 2004, and 2003, respectively.

(4)	EBITDA is defined as net income plus interest expense, income tax expense (benefit) and depreciation and amortization. Interest expense contains the same components described in footnote (2) above. EBITDA is not a recognized term under U.S. GAAP and does not purport to be an alternative to net income (loss) as an indicator of operating performance or to cash flows from operating activities as a measure of liquidity. We believe that, in addition to net income (loss) and cash flows from operating activities, EBITDA is a useful financial performance measurement for assessing operating performance since it provides an additional basis to evaluate our ability to incur and service debt and to fund capital expenditures. Additionally, EBITDA is not intended to be a measure of free cash flow for management’s discretionary use, as it does not consider certain cash requirements such as interest payments, tax payments and debt service requirements.

The amounts shown for EBITDA differ from the amounts calculated under the definition of consolidated EBITDA used in our debt agreements. The definition of EBITDA used in our debt agreements permits further adjustments for certain cash and non-cash charges and gains. Consolidated EBITDA is used in our debt agreements, including the notes offered hereby, to determine compliance with financial covenants and our ability to engage in certain activities, such as incurring additional debt and making certain payments.

The amounts shown for EBITDA include the impairment charges and restructuring charges provided in the footnotes above for the periods presented and one-time charges of $(0.4 million) and $(1.4 million) for the three months ended March 31, 2008 and 2007, respectively, and $10.3 million, $5.5 million, $10.5 million, $1.7 million and $0 for the years ended December 31, 2007, 2006, 2005, 2004 and 2003, respectively.

The following table sets forth a reconciliation of net income (loss) to EBITDA for the periods indicated:

	Three Months Ended		Year Ended December 31,
	March 31,			Adjusted	Adjusted	Adjusted	Adjusted
	2008	2007	2007	2006	2005	2004	2003
	(Dollars in thousands)

Net income (loss)	$9,140	$6,079	$(94,479)	$20,620	$18,245	$26,186	$13,697
(Loss) income from discontinued operations, net of tax	(25)	(156)	(225)	(472)	(868)	(2,915)	4,412
Income (loss) from continuing operations	9,165	6,235	(94,254)	21,092	19,113	29,101	9,285
Interest expense	14,029	17,446	59,690	64,427	46,919	41,993	43,106
Income tax expense (benefit)	7,081	4,534	(15,064)	5,349	8,060	4,268	2,106
Depreciation and amortization	19,036	21,779	87,476	79,501	74,823	75,020	76,634
EBITDA	49,311	49,994	37,848	170,369	148,915	150,382	131,131

RISK FACTORS

Investing in Ferro Corporation’s securities involves significant risks. Before you invest in Ferro Corporation’s securities, in addition to the other information contained in this prospectus supplement and in the accompanying prospectus, you should carefully consider the risks and uncertainties identified in Ferro Corporation’s reports to the SEC incorporated by reference into this prospectus supplement and the accompanying prospectus. The risks and uncertainties identified in our SEC reports are not the only risks that we face. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial also may adversely affect Ferro Corporation. If any known or unknown risks and uncertainties develop into actual events, these developments could have material adverse effects on our financial position, results of operations, and cash flows.

Risks Related to the Notes

Our substantial leverage and significant debt service obligations could adversely affect our ability to operate our business and to fulfill our obligations, including under the notes.

We have a significant amount of indebtedness. As of March 31, 2008, assuming completion of the sale of the notes and the repurchase or redemption of all of the outstanding 9 1/8% Senior Notes, our debt would have been $549.4 million, excluding unused commitments under our revolving loan facility, which would have represented approximately 53% of our total capitalization. We also have off-balance sheet indebtedness associated with our accounts receivable securitization and factoring programs of approximately $109.8 million.

This high level of indebtedness could have important negative consequences to us and you, including:

•	we may have difficulty satisfying our obligations with respect to the notes;

•	we may have difficulty obtaining financing in the future for working capital, capital expenditures, acquisitions or other purposes;

•	we will need to use a substantial portion of our available cash flow to pay interest and principal on our debt, which will reduce the amount of money available to finance our operations and other business activities;

•	some of our debt, including our borrowings under our senior credit facility, will have variable rates of interest, which will expose us to the risk of increased interest rates;

•	our debt level increases our vulnerability to general economic downturns and adverse industry conditions;

•	our debt level could limit our flexibility in planning for, or reacting to, changes in our business and in our industry in general;

•	we may not have sufficient funds available, and our debt level may also restrict us from raising the funds necessary, to repurchase all of the notes tendered to us upon the occurrence of a change of control, which would constitute an event of default under the notes; and

•	our failure to comply with the financial and other restrictive covenants in our debt instruments which, among other things, require us to maintain specified financial ratios and limit our ability to incur debt and sell assets, could result in an event of default that, if not cured or waived, could have a material adverse effect on our business or prospects.

Despite current indebtedness levels, we may still be able to incur substantially more debt. This could increase the risks associated with our substantial leverage.

We may be able to incur substantial additional indebtedness in the future. Although the indenture governing the notes and the credit agreement governing our senior credit facility contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, and the indebtedness incurred in compliance with these restrictions could be substantial. We have a

$300.0 million revolving loan facility which may be drawn at any time. Furthermore, the indenture for the notes allows us to incur additional bank debt. Any additional borrowings could be senior to the notes. If we incur additional debt above the levels in effect upon the closing of the offering, the risks associated with our substantial leverage would increase. See “Capitalization” and “Description of the Notes.”

The notes are unsecured and effectively junior to the claims of any secured creditors.

The notes are unsecured obligations and will rank equally in right of payment with all of our other existing and future unsecured, unsubordinated obligations. The notes are not secured by any of our assets and are effectively junior to the claims of any secured creditors and to the existing and future liabilities of our subsidiaries. Our obligations under our senior secured credit facility are secured by a pledge by us of 100% of our North American assets, a pledge of 100% of the capital stock of certain of our direct and indirect domestic subsidiaries and a pledge of 65% of the capital stock of our foreign subsidiaries. In addition, we may incur other senior indebtedness, which may be substantial in amount, and which may, in certain circumstances, be secured. Any future claims of secured lenders, including the lenders under our senior secured credit facility with respect to assets securing their loans will be prior to any claim of the holders of the notes with respect to those assets. As a result, our assets may be insufficient to pay amounts due on your notes.

The notes are not guaranteed and will therefore be structurally junior to the existing and future liabilities of our subsidiaries, and we may not have access to the cash flow and other assets of our subsidiaries that we may need to make payment on the notes.

Our subsidiaries are separate and distinct legal entities from us. Our subsidiaries have no obligation to pay any amounts due on the notes or to provide us with funds to meet our payment obligations on the notes, whether in the form of dividends, distributions, loans or other payments. In addition, any payment of dividends, loans or advances by our subsidiaries could be subject to statutory or contractual restrictions. Payments to us by our subsidiaries will also be contingent upon the subsidiaries’ earnings and business considerations. Our right to receive any assets of any of our subsidiaries upon their bankruptcy, liquidation or reorganization, and therefore the right of the holders of the notes to participate in those assets, will be effectively subordinated to the claims of that subsidiary’s creditors, including trade creditors. In addition, even if we are a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of those subsidiaries and any indebtedness of those subsidiaries senior to that held by us. In addition, because the notes will not be guaranteed by any of our subsidiaries, the notes will also be structurally subordinated to all the liabilities of the our subsidiaries, including trade payables. As of March 31, 2008, Ferro Corporation’s subsidiaries had approximately $10.9 million of debt and $219.7 million of trade payables. They also guarantee Ferro Corporation’s debt of $323.4 million under the senior credit facility and are permitted under the indenture to incur substantial additional indebtedness. Finally, the indenture also permits us to make substantial additional investments in and loans to our subsidiaries. Our subsidiaries generated 63% of our consolidated revenues in the twelve-month period ended March 31, 2008, and held 65% of our consolidated assets as of March 31, 2008.

We may not have the ability to raise the funds necessary to finance the change of control offer required by the indenture.

Upon a change of control, we are required to offer to repurchase all outstanding notes at 101 percent of their principal amount, plus accrued and unpaid interest, if any, to the date of repurchase. The source of funds for any such purchase of notes will be our available cash or cash generated from our subsidiaries’ operations or other sources, including borrowings, sales of assets, sales of equity or funds provided by a new controlling person. Sufficient funds may not be available at the time of any change of control to make any required repurchases of notes tendered. In addition, the terms of our senior credit facility limit our ability to purchase your notes in those circumstances. Under our senior credit facility, a change of control is an event of default which would require us to repay all amounts outstanding under the credit facility. Any of our future debt agreements may contain similar restrictions and provisions. If the holders of the notes exercise their right to require us to repurchase all of the notes upon a change of control, the financial effect of this repurchase could cause a default under our other debt, even if the change in control itself would not cause a default. Accordingly, it is possible that we will not have sufficient funds at the time of the change of control to make the required repurchase of notes or that restrictions in our senior secured credit facility or other debt that may be incurred in the future will not allow the repurchases. See the section “Description of Notes — Repurchase at the Option of Holders — Change of Control.”

An active trading market for the notes may not develop.

The notes are a new issue of securities with no established trading market and will not be listed on any securities exchange. If an active trading market does not develop or is not maintained, holders of the notes may experience difficulty in reselling, or an inability to sell, the notes. Future trading prices for the notes may be adversely affected by many factors, including changes in our financial performance, changes in the overall market for similar securities and performance or prospects for companies in our industry.

Our credit ratings may not reflect all the risks of your investments in the notes.

Our credit ratings are an assessment by rating agencies of our ability to pay our debts when due. Consequently, real or anticipated changes in our credit ratings will generally affect the market value of the notes. These credit ratings may not reflect the potential impact of risks relating to structure or marketing of the notes. Agency ratings are not a recommendation to buy, sell or hold any security, and may be revised or withdrawn at any time by the issuing organization. Each agency’s rating should be evaluated independently of any other agency’s rating.

Under U.S. federal and state fraudulent transfer or conveyance statutes, a court could void the notes or take other actions detrimental to holders of the notes.

The issuance of the notes may be subject to review under United States federal bankruptcy law and comparable provisions of state fraudulent conveyance laws if a bankruptcy or reorganization case or lawsuit is commenced by or on behalf of the issuer’s unpaid creditors. Under these laws, if a court were to find in such a bankruptcy or reorganization case or lawsuit that, at the time the issuer issued the notes:

•	it issued the notes with the intent to delay, hinder or defraud present or future creditors; or

•	it received less than reasonably equivalent value or fair consideration for issuing the notes; and at the time it issued the notes: it was insolvent or rendered insolvent by reason of issuing the notes; it was engaged, or about to engage, in a business or transaction for which its remaining unencumbered assets constituted unreasonably small capital to carry on its business; it intended to incur, believed that it would incur or did incur, debts beyond its ability to pay as they mature; or it was a defendant in an action for money damages, or had a judgment for money damages docketed against it if, in either case, after final judgment, the judgment is unsatisfied;

then the court could void the notes, subordinate the notes to issuer’s other debt or take other action detrimental to holders of the notes.

The measures of insolvency for purposes of fraudulent transfer laws vary depending upon the law of the jurisdiction that is being applied in any proceeding to determine whether a fraudulent transfer had occurred. We cannot be sure as to the standard that a court would use to determine whether or not the issuer was solvent as of the date the issuer issued the notes, or, regardless of the standard that the court uses, that the issuance of the notes would not be voided or the notes would not be subordinated to the issuer’s other debt. Additionally, under U.S. federal bankruptcy or applicable state insolvency law, if certain bankruptcy or insolvency proceedings were initiated by or against the issuer within 90 days after any payment by the issuer with respect to the notes, or if the issuer anticipated becoming insolvent at the time of the payment, all or a portion of the payment could be avoided as a preferential transfer and the recipient of the payment could be required to return the payment.

Risks Related to Our Business

We depend on reliable sources of raw materials, energy, petroleum-based products and other supplies at a reasonable cost, but the availability of these materials and supplies could be interrupted and/or their prices could escalate and adversely affect our sales and profitability.

We purchase many raw materials and supplies, including energy and petroleum-based products, that we use to manufacture our products. Changes in their availability or price could affect our ability to manufacture enough products to meet customers’ demands or to manufacture products profitably. We try to maintain multiple sources of raw materials and supplies where practical, but this may not prevent unanticipated changes in their availability or cost. We may not be able to pass cost increases through to our customers. Significant disruptions in availability or cost increases could adversely affect our manufacturing volume or costs, which could negatively affect product sales or profitability of our operations.

The markets for our products are highly competitive and subject to intense price competition, and that could adversely affect our sales and earnings performance.

Our customers typically have multiple suppliers from which to choose. If we are unwilling or unable to provide products at competitive prices, and if other factors, such as product performance and value-added services do not provide an offsetting competitive advantage, customers may reduce, discontinue, or decide not to purchase our products. If we could not secure alternate customers for lost business, our sales and earnings performance could be adversely affected.

We strive to improve operating margins through sales growth, price increases, productivity gains, improved purchasing techniques and restructuring activities, but we may not achieve the desired improvements.

We work to improve operating profit margins through activities such as growing sales to achieve increased economies of scale, increasing prices, improving manufacturing processes, adopting purchasing techniques that lower costs or provide increased cost predictability, and restructuring businesses to realize cost savings. However, these activities depend on a combination of improved product design and engineering, effective manufacturing process control initiatives, cost-effective redistribution of production, and other efforts that may not be as successful as anticipated. The success of sales growth and price increases depends not only on our actions but also the strength of customer demand and competitors’ pricing responses, which are not fully predictable. Failure to successfully implement actions to improve operating margins could adversely affect our financial performance.

We sell our products into industries where demand has been unpredictable, cyclical or heavily influenced by consumer spending.

We sell our products to a wide variety of customers who supply many different market segments. Many of these market segments, such as building and renovation, major appliances, transportation and electronics, are cyclical or closely tied to consumer demand, which is difficult to predict. Incorrect forecasts of demand or unforeseen reductions in demand can adversely affect costs and profitability due to factors such as underused manufacturing capacity, excess inventory, or working capital needs. These factors can result in lower profitability.

The global scope of our operations exposes us to risks related to currency conversion rates and changing economic, social and political conditions around the world.

More than 50% of our net sales during 2007 were outside of the U.S. In order to support global customers, access regional markets and compete effectively, our operations are located around the world. As a result, our operations have additional complexity from changing economic, social and political conditions in multiple locations and we are subject to risks relating to currency conversion rates. Other risks inherent in international operations include the following:

•	new and different legal and regulatory requirements and enforcement mechanisms in local jurisdictions;

•	U.S. export licenses may be difficult to obtain and we may be subject to export duties or import quotas or other trade barriers;

•	increased costs of, and decreased availability of, transportation or shipping;

•	credit risk and financial conditions of local customers and distributors;

•	risk of nationalization of private enterprises by foreign governments or restrictions on investments;

•	potentially adverse tax consequences, including imposition or increase of withholding and other taxes on remittances and other payments by subsidiaries; and

•	local political, economic and social conditions, including the possibility of hyperinflationary conditions and political instability in certain countries.

While we attempt to anticipate these changes and manage our business appropriately in each location where we do business, these changes are often beyond our control and difficult to forecast. The consequences of these risks may have significant adverse effects on our results of operations or financial position.

We have a growing presence in the Asia-Pacific region where it can be difficult for a U.S.-based company, such as Ferro, to compete lawfully with local competitors.

Many of our most promising growth opportunities are in the Asia-Pacific region, especially the People’s Republic of China. Although we have been able to compete successfully in those markets to date, local laws and customs can make it difficult for a U.S.-based company to compete on a “level playing field” with local competitors without engaging in conduct that would be illegal under U.S. law. Our strict policy of observing the highest standards of legal and ethical conduct may cause us to lose some otherwise attractive business opportunities to local competition in the region.

Regulatory authorities in the U.S., European Union and elsewhere are taking a much more aggressive approach to regulating hazardous materials, and those regulations could affect sales of our products.

Hazardous material legislation and regulations can restrict the sale of products and/or increase the cost of producing them. Some of our products are subject to restrictions under laws or regulations such as California Proposition 65 or the European Union’s (“EU”) hazardous substances directive. The EU “REACH” registration system became effective June 1, 2007, and requires us to perform toxicity studies of the components of some of our products and to register the information in a central database, increasing the cost of these products. As a result of these hazardous material regulations, customers may avoid purchasing some products in favor of perceived “greener,” less hazardous or less costly alternatives. This factor could adversely affect our sales and operating profits.

Our operations are subject to operating hazards and, as a result, to stringent environmental, health and safety regulations, and compliance with those regulations could require us to make significant investments.

Our production facilities are subject to hazards associated with the manufacture, handling, storage and transportation of chemical materials and products. These hazards can cause personal injury and loss of life, severe damage to, or destruction of, property and equipment and environmental contamination and other environmental damage and could have an adverse effect on our business, financial condition or results of operations.

We strive to conduct our manufacturing operations in a manner that is safe and in compliance with all applicable environmental, health and safety regulations. Compliance with changing regulations may require us to make significant capital investments, incur training costs, make changes in manufacturing processes or product formulations, or incur costs that could adversely affect our profitability, and violations of these laws could lead to substantial fines and penalties. These costs may not affect competitors in the same way due to differences in product formulations, manufacturing locations or other factors, and we could be at a competitive disadvantage, which might adversely affect financial performance.

We depend on external financial resources, and any interruption in access to capital markets or borrowings could adversely affect our financial condition.

As of December 31, 2007, we had approximately $526.1 million of short-term and long-term debt with varying maturities. These borrowings have allowed us to make investments in growth opportunities and fund working capital requirements. Our continued access to capital markets is essential if we are to meet our current obligations as well as fund our strategic initiatives. An interruption in our access to external financing could adversely affect our business prospects and financial condition. See further information regarding our liquidity in the section “Management Discussion and Analysis of Financial Condition and Results of Operations — Capital Resources and Liquidity” and in Note 5 to the consolidated financial statements included under Item 8 of the Annual Report incorporated by reference into this prospectus supplement and the accompanying prospectus.

Interest rates on some of our borrowings are variable, and our borrowing costs could be affected adversely by interest rate increases.

Portions of our debt obligations have variable interest rates. Generally, when interest rates rise, our cost of borrowings increases. We estimate, based on the debt obligations outstanding at December 31, 2007, that a one percent increase in interest rates would cause interest expense to increase by approximately $2.6 million annually. Continued interest rate increases could raise the cost of borrowings and adversely affect our financial performance. See further information regarding our interest rates on our debt obligations in “Quantitative and Qualitative Disclosures about Market Risk” under Item 7A and in Note 5 to the consolidated financial statements included under Item 8 of the Annual Report incorporated by reference into this prospectus supplement and the accompanying prospectus.

Many of our assets are encumbered by liens that have been granted to lenders, and those liens affect our flexibility to dispose of property and businesses.

Our debt obligations are secured by substantially all of our assets. These liens could reduce our ability and/or extend the time to dispose of property and businesses, as these liens must be cleared or waived by the lenders prior to any disposition. These security interests are described in more detail in Note 5 to the consolidated financial statements under Item 8 of the Annual Report incorporated by reference into this prospectus supplement and the accompanying prospectus.

We are subject to a number of restrictive covenants under our credit facilities, and those covenants could affect our flexibility to fund strategic initiatives.

Our credit facilities contain a number of restrictive covenants as described in more detail in Note 5 to the consolidated financial statements under Item 8 of the Annual Report incorporated by reference into this prospectus supplement and the accompanying prospectus. These covenants include customary operating restrictions that limit our ability to engage in certain activities, including additional loans and investments; prepayments, redemptions and repurchases of debt; and mergers, acquisitions and asset sales. We are also subject to customary financial covenants including a leverage ratio and a fixed charge coverage ratio. These covenants restrict the amount of our borrowings, reducing our flexibility to fund strategic initiatives. Breaches of these covenants could become defaults under our credit facilities and cause the acceleration of debt payments beyond our ability to pay.

We have significant deferred tax assets, and our ability to utilize these assets will depend on our future performance.

To fully realize the carrying value of our net deferred tax assets, we will have to generate adequate taxable profits in various tax jurisdictions. As of December 31, 2007, we had $102.8 million of net deferred tax assets, after valuation allowances. If we do not generate adequate profits within the time periods required by applicable tax statutes, the carrying value of the tax assets will not be realized. If it becomes unlikely that the carrying value of our net deferred tax assets will be realized, the valuation allowances may need to be increased in our consolidated financial statements, adversely affecting results of operations. Further information on our deferred tax assets is presented in Note 7 to the consolidated financial statements under Item 8 of the Annual Report incorporated by reference into this prospectus supplement and the accompanying prospectus.

We are a defendant in several lawsuits that could have an adverse effect on our financial condition and/or financial performance, unless they are successfully resolved.

We are routinely involved in litigation brought by suppliers, customers, employees, governmental agencies and others. Litigation is an inherently unpredictable process and unanticipated negative outcomes are possible. The most significant pending litigation is described in Item 3 — Legal Proceedings of the Annual Report incorporated by reference into this prospectus supplement and the accompanying prospectus.

Our businesses depend on a continuous stream of new products, and failure to introduce new products could affect our sales and profitability.

One way that we remain competitive in our markets is by developing and introducing new and improved products on an ongoing basis. Customers continually evaluate our products in comparison to those offered by our competitors. A failure to introduce new products at the right time that are price competitive and that provide the features and performance required by customers could adversely affect our sales, or could require us to compensate by lowering prices. The result could be lower sales and/or lower profitability.

We are subject to stringent labor and employment laws in certain jurisdictions in which we operate, we are party to various collective bargaining arrangements, and our relationship with our employees could deteriorate, which could adversely impact our operations.

A majority of our full-time employees are employed outside the United States. In certain jurisdictions where we operate, labor and employment laws are relatively stringent and, in many cases, grant significant job protection to certain employees, including rights on termination of employment. In addition, in certain countries where we operate, our employees are members of unions or are represented by a works council as required by law. We are often required to consult and seek the consent or advice of these unions and/or respective works councils. These regulations and laws coupled with the requirement to consult with the relevant unions or works councils could have a significant impact on our flexibility in managing costs and responding to market changes.

Furthermore, with respect to our employees that are subject to collective bargaining arrangements or similar arrangements (approximately 18.2% of our U.S. workforce as of December 31, 2007), there can be no assurance that we will be able to negotiate labor agreements on satisfactory terms or that actions by our employees will not disrupt our business. If these workers were to engage in a strike, work stoppage or other slowdown or if other employees were to become unionized, we could experience a significant disruption of our operations and/or higher ongoing labor costs, which could adversely affect our business, financial condition and results of operations.

Employee benefit costs, especially postretirement costs, constitute a significant element of our annual expenses, and funding these costs could adversely affect our financial condition.

Employee benefit costs are a significant element of our cost structure. Certain expenses, particularly postretirement costs under defined benefit pension plans and healthcare costs for employees and retirees, may increase significantly at a rate that is difficult to forecast and may adversely affect our financial results, financial condition or cash flows.

Our restructuring initiatives may not provide sufficient cost savings to justify their expense.

We have undertaken and may continue to undertake productivity initiatives, including organizational restructurings, to improve performance and generate cost savings. During 2006 and 2007, we developed and initiated several restructuring programs across a number of our business segments with the objectives of leveraging our global scale, realigning and lowering our cost structure, and optimizing capacity utilization. The programs are primarily focused on North America and Europe. We can make no assurances that these restructuring initiatives will be completed or beneficial to us. Also, we cannot assure you that any estimated cost savings from such activities will be realized.

We are exposed to intangible asset risk.

We have recorded intangible assets, including goodwill, in connection with business acquisitions. We are required to perform goodwill impairment tests at least on an annual basis and whenever events or circumstances indicate that the carrying value may not be recoverable from estimated future cash flows. As a result of our annual and other periodic evaluations, we may determine that the intangible asset values need to be written down to their fair values, which could result in material charges that could be adverse to our operating results and financial position.

We have in the past identified material weaknesses in our internal controls, and the identification of any material weaknesses in the future could affect our ability to ensure timely and reliable financial reports.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, which is a process designed by our management to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

We conducted an assessment of our internal controls over financial reporting as of December 31, 2007 and concluded that we had a material weakness in those controls. Previously, we had concluded that we had material weaknesses in our internal controls as of December 31, 2004, 2005 and 2006. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that, there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. As a result of its assessment, management found that we did not maintain effective controls over, and monitoring of, user access rights to our financial application systems. This resulted in an environment where certain personnel could have unmonitored access to financial systems and data beyond that required to perform their individual job responsibilities.

We concluded that these control weaknesses, while they did not result in adjustments to the 2007 annual or interim consolidated financial statements, when aggregated, result in a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis. Accordingly, our management has determined that this condition constituted a material weakness and concluded that our internal control over financial reporting was not effective as of December 31, 2007. We also reported the existence of material weaknesses and the conclusion that our internal controls were not effective as of December 31, 2006, December 31, 2005 and December 31, 2004 as discussed in our Annual Reports on Form 10-K filed with respect to those fiscal years.

During 2007 and 2008 we have continued remediation activities intended to improve our internal controls and procedures; however, there has not been adequate time for us to conclude that the material weakness in our internal control over financial reporting described in our Annual Report has been fully remediated. Therefore, our management has concluded that, as of March 31, 2008, our disclosure controls and procedures were not effective.

Accordingly, while we have taken actions to address these weaknesses, additional measures may be necessary and these measures along with other measures we expect to take to improve our internal controls may not be sufficient to address the issues identified by us or ensure that our internal controls are effective. If we are unable to correct weaknesses in internal controls in a timely manner, our ability to record, process, summarize and report reliable financial information within the time periods specified in the rules and forms of the SEC will be adversely affected. This failure could materially and adversely impact our business, our financial condition and the market value of our securities.

We are exposed to risks associated with acts of God, terrorists and others, as well as fires, explosions, wars, riots, accidents, embargoes, natural disasters, strikes and other work stoppages, quarantines and other governmental actions, and other events or circumstances that are beyond our control.

Ferro Corporation is exposed to risks from various events that are beyond its control, which may have significant effects on its results of operations. While we attempt to mitigate these risks through appropriate insurance, contingency planning and other means, we may not be able to anticipate all risks or to reasonably or cost-effectively manage those risks that we do anticipate. As a result, our results of operations could be adversely affected by circumstances or events in ways that are significant and/or long lasting.

The risks and uncertainties identified above are not the only risks that we face. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial also may adversely affect us. If any known or unknown risks and uncertainties develop into actual events, these developments could have material adverse effects on our financial position, results of operations, and cash flows.

USE OF PROCEEDS

The net proceeds from the sale of the notes, after deducting the underwriting discount and estimated expenses, will be approximately $     . We expect to use all of the net proceeds from the sale of the notes and available cash, including borrowings under our revolving credit facility, to purchase or redeem all of our outstanding 9 1/8% Senior Notes, to pay accrued and unpaid interest on all such indebtedness, to pay all premiums and transaction expenses associated therewith, and any remainder for general corporate purposes, which may include working capital, capital expenditures, repayment or refinancing of indebtedness, acquisitions, repurchases of Ferro Corporation’s common stock, dividends and investments.

CAPITALIZATION

The following table sets forth our long-term obligations and capitalization (1) at March 31, 2008, and (2) at March 31, 2008, as adjusted to reflect the issuance and sale of the notes offered hereby and the purchase or redemption of our 9 1/8% Senior Notes, as discussed under “Use of Proceeds” and “Financing Transaction.” You should read this table together with our audited financial statements contained in our Annual Report and the information presented in our quarterly report on Form 10-Q for the three months ended March 31, 2008, incorporated by reference into this prospectus supplement and the accompanying prospectus. See “Where You Can Find More Information and Incorporation of Certain Documents by Reference” on page S-109 of this prospectus supplement.

	As of March 31, 2008
	Actual	As Adjusted(1)
	(Dollars in thousands)

Cash and cash equivalents	$11,395	$11,395

Long-term debt, including current portion(2):
9.125% Senior Notes due 2009, net of unamortized discounts	$199,727
% Senior Notes due 2016		200,000
Revolving credit facility	22,255	33,602
Term loan facility	301,188	301,188
Capital lease obligations	9,019	9,019
Other notes	718	718

Total long-term debt	532,907	544,527
Total shareholders’ equity(3)	499,247	495,159

Total capitalization	$1,032,154	$1,039,686

(1)	As adjusted balances assume (i) we received net proceeds from the issuance of the notes, (ii) we purchased or redeemed 100% of the principal amount of 9 1/8% Senior Notes currently outstanding primarily with the proceeds of this offering and paid the associated tender or redemption premium and consent payment as contemplated by the Financing Transaction and accrued and unpaid interest on all such indebtedness from the last interest payment date prior to the purchase or redemption, and (iii) we paid certain legal, accounting and other fees associated with the Financing Transaction from our revolving credit facility.

(2)	Excludes off-balance-sheet indebtedness associated with our accounts receivable securitization and factoring programs of approximately $109.8 million.

(3)	The as adjusted amount reflects the tax-affected payment of the tender or redemption premium and related expenses and the payment of accrued and unpaid interest.

RATIO OF EARNINGS TO FIXED CHARGES

Our ratio of earnings to fixed charges for each of the fiscal years ended December 31, 2003 through 2007 and for the three months ended March 31, 2007 and 2008 was as follows:

						Three Months
						Ended
	Fiscal Year Ended December 31,					March 31,
	2003	2004	2005	2006	2007(1)	2007	2008

Ratio of Earnings to Fixed Charges	1.25	1.85	1.55	1.36	—	1.34	1.61

(1)	For the year ended December 31, 2007, earnings were not sufficient to cover fixed charges by $110.0 million, primarily due to non-cash impairment charges of $128.7 million. Accordingly, such ratio is not presented.

The ratio of earnings to fixed charges has been calculated by dividing (1) income before income taxes plus fixed charges by (2) fixed charges. Fixed charges are equal to interest expense (including amortization of deferred financing costs and losses on sales of accounts receivable under our asset securitization program), plus the portion of rent expense estimated to represent interest. Losses on sales of accounts receivable under our asset securitization programs were $1.6 million and $1.8 million for the three months ended March 31, 2008 and 2007, respectively, and $7.0 million, $5.6 million, $3.9 million, $2.4 million and $1.4 million for the years ended December 31, 2007, 2006, 2005, 2004 and 2003, respectively.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULT OF OPERATIONS

Statements in the following discussion and analysis of our financial condition and results of operations, other than those based on historical facts, which address activities, events or developments that we expect or anticipate may occur in the future, are forward-looking statements, which are based upon a number of assumptions concerning future conditions that may ultimately prove to be inaccurate. Such forward-looking statements are and will be, as the case may be, subject to many risks, uncertainties and factors relating to our operations and business environment which may cause our actual results to be materially different from any future results, express or implied, by such forward-looking statements.

Three Months Ended March 31, 2008 Compared to 2007

Overview

Net income for the three months ended March 31, 2008, was $9.1 million, up 50.4% from $6.1 million in the first three months of 2007. Earnings increased primarily as a result of higher sales that resulted in increased gross profit, lower interest expense, a gain from foreign currency transactions and lower selling, general and administrative expenses. These increases were partially offset by higher restructuring expenses.

In the quarter, net sales increased by 14.6% as a result of higher sales in Electronic Materials, Color and Glass Performance Materials, Performance Coatings and Polymer Additives. Sales in Specialty Plastics and Other Businesses declined from the first quarter of 2007.

Raw material costs increased in the quarter, compared with the prior-year period, resulting in gross profit growing more slowly than sales. Cost increases affected materials such as bismuth, cobalt, chrome, soybean oil, and tallow that are used in many of our products. Increased precious metal prices also increased sales and the cost of goods sold, as precious metal costs are generally passed through to customers with minimal gross profit contribution.

Selling, general and administrative (“SG&A”) expense was essentially flat in the first quarter of 2008. Combined with the higher sales, SG&A declined to 13.0% of sales, compared with 14.9% in the first quarter of 2007. Selling, general and administrative costs increased primarily as a result of changes in foreign currency exchange rates, offset by the beneficial effects of prior restructuring and other expense reduction efforts across the business and favorable litigation developments.

Interest expense declined in the three months ending March 31, 2008, compared with the first three months of 2007 as a result of lower average borrowing levels and lower interest rates. In addition, in the first quarter of 2007, we recorded a $2.0 million write-off of unamortized fees associated with an unused portion of our term loan arrangements.

Inventories, accounts receivable and accounts payable increased in the first three months of 2008, as a result of the higher sales in the quarter and the effects of changes in foreign currency exchange rates.

Results of Operations

Comparison of the three months ended March 31, 2008 and 2007

	Three Months
	Ended
	March 31,
	2008	2007	$ Change	% Change
	(Dollars in thousands, except per share amounts)

Net sales	$607,256	$529,705	$77,551	14.6%
Cost of sales	493,937	422,925	71,012	16.8%

Gross profit	113,319	106,780	6,539	6.1%
Gross profit percentage	18.7%	20.2%
Selling, general and administrative expenses	78,657	78,757	(100)	(0.1)%
Restructuring charges	4,207	1,531	2,676	174.8%
Other expense (income):
Interest expense	14,029	17,446	(3,417)	(19.6)%
Interest earned	(129)	(965)	836	(86.6)%
Foreign currency (gains) losses, net	(1,541)	511	(2,052)	(401.6)%
Miscellaneous expense (income), net	1,850	(1,269)	3,119	(245.8)%

Income before taxes	16,246	10,769	5,477	50.9%
Income tax expense	7,081	4,534	2,547	56.2%

Income from continuing operations	9,165	6,235	2,930	47.0%
Loss on disposal of discontinued operations, net of tax	25	156	(131)	(84.0)%

Net income	$9,140	$6,079	$3,061	50.4%

Diluted earnings per share	$0.21	$0.14	$0.07	50.0%

Sales in the quarter ended March 31, 2008, increased by 14.6%, driven by increased product pricing and favorable changes in foreign exchange rates. Volume contributed modestly to sales growth in the quarter, with higher sales volumes in Electronic Materials, Performance Coatings and Color and Glass Performance Materials partially offset by the effects of lower sales volumes in Polymer Additives and Specialty Plastics. Sales grew in all regions, led by growth in Asia and Europe.

Gross profit was higher in the first quarter of 2008 as a result of higher sales and manufacturing cost reduction programs, partially offset by higher raw material costs. Gross profit was reduced by $0.2 million in the quarter as a result of accelerated depreciation charges associated with our manufacturing rationalization programs. Charges, primarily for manufacturing rationalization activities, reduced gross profit by $2.2 million in the first three months of 2007. During the first quarter of 2008 we also incurred additional costs of approximately $3.3 million associated with the manufacturing interruption that occurred at our Bridgeport, New Jersey, manufacturing plant in December 2007. These costs are included in the results for the Polymer Additives segment. Gross margin, as a percent of sales, was negatively impacted by higher raw material costs, including precious metal costs, which are generally passed through to customers with minimal gross profit contribution.

SG&A expenses declined to 13.0% of sales in the first quarter from 14.9% of sales in the first quarter of 2007. SG&A expense increased primarily as a result of changes in foreign currency exchange rates. This increase was offset as a result of previous expense reduction efforts across our businesses, a favorable variation in period health care costs and lower pension expense resulting from previously implemented benefit plan changes. During the first quarter of 2008, SG&A expense included a net benefit of $0.4 million, primarily from favorable litigation developments, partially offset by expenses related to corporate development activities. Charges of $0.3 million, primarily related to corporate development activities, were included in the 2007 first quarter SG&A expense.

Restructuring charges of $4.2 million were recorded in the first three months of 2008, compared with charges of $1.5 million in the first quarter of 2007. The 2008 charges were primarily related to our manufacturing rationalization activities in our Performance Coatings and Color and Glass Performance Materials segments in Europe.

Interest expense was lower in the three months ended March 31, 2008. In the first quarter of 2007, we recorded a non-recurring $2.0 million write-off of unamortized fees associated with an unused portion of our term loan arrangements. In the first quarter of 2008, our average borrowing levels were lower and the interest rate on our revolving credit facility was lower than in the prior-year period.

Miscellaneous expense was $1.9 million in the first three months of 2008, compared with miscellaneous income of $1.3 million in the prior-year period. We recorded expenses of $0.8 million on forward contracts during the first quarter of 2008, mostly related to precious metals. In the first quarter of 2007, we recorded income of $0.5 million related to forward contracts. The first quarter of 2007 also included a $1.9 million gain on the sale of property, which did not recur in 2008.

Income tax expense for the three months ended March 31, 2008 was $7.1 million or 43.6% of pre-tax income compared with $4.5 million or 42.1% in the prior-year quarter ended March 2007. The primary reasons for the increase in the effective tax rate were a change in the mix of income by country and a relatively high level of current year earnings repatriated from outside the United States.

There were no new businesses included in discontinued operations in the first quarter of 2008.

	Three Months
	Ended
	March 31,
	2008	2007	$ Change	% Change
	(Dollars in thousands)

Segment Sales
Performance Coatings	$160,792	$138,815	$21,977	15.8%
Electronic Materials	140,993	112,944	28,049	24.8%
Color & Glass Performance Materials	128,840	105,700	23,140	21.9%
Polymer Additives	92,311	82,513	9,798	11.9%
Specialty Plastics	61,793	66,961	(5,168)	(7.7)%
Other Businesses	22,527	22,772	(245)	(1.1)%

Total segment sales	$607,256	$529,705	$77,551	14.6%

Segment Operating Income
Performance Coatings	$9,480	$10,683	$(1,203)	(11.3)%
Electronic Materials	8,749	6,083	2,666	43.8%
Color & Glass Performance Materials	15,436	15,067	369	2.4%
Polymer Additives	2,719	3,106	(387)	(12.5)%
Specialty Plastics	1,487	3,139	(1,652)	(52.6)%
Other Businesses	3,845	3,691	154	4.2%

Total segment operating income	$41,716	$41,769	$(53)	(0.1)%

Performance Coatings Segment Results.  Sales increased in Performance Coatings due to higher sales of tile coatings and porcelain enamel products. The sales increase was driven by higher volume and favorable changes in foreign currency exchange rates, partially offset by a less favorable mix of products. Sales grew in Europe, Asia and Latin America and declined in the United States. Operating income declined during the first quarter, as the result of lower income from porcelain enamel products. For the quarter, the effects of higher raw material costs and lower sales volume in porcelain enamel offset the positive effects of higher product prices and increased tile coatings sales volume.

Electronic Materials Segment Results.  Sales grew in Electronic Materials reflecting continued robust demand for metal pastes and powders and, to a lesser extent, surface finishing materials, and favorable changes in foreign currency exchange rates. Sales growth was the greatest in Asia and the United States, while sales declined in Europe, primarily as a result of lower sales of dielectric materials sourced from our European manufacturing site. Operating income increased as a result of the positive effects of higher sales volumes, a more favorable product mix and benefits from prior-period manufacturing restructuring activities.

Color and Glass Performance Materials Segment Results.  Sales increased in Color and Glass Performance Materials as a result of higher sales of glass coatings and performance pigment materials. The primary drivers of the increased sales were favorable foreign currency exchange rates, product price increases, and higher volumes. Sales were higher in all regions, led by increases in Europe and the United States. Operating income increased as a result of higher product prices that were largely offset by higher raw material costs.

Polymer Additives Segment Results.  Sales increased in the Polymer Additives segment primarily as a result of higher product pricing and favorable changes in foreign exchange rates, partially offset by the effects of lower volumes. Sales increased in the United States and Europe, the segment’s two primary sales regions. Operating income declined from the prior-year quarter. During the first quarter of 2008, the business incurred costs of approximately $3.3 million resulting from an accidental discharge of product into the wastewater treatment facility at our Bridgeport, New Jersey, manufacturing location. The initial discharge occurred in December 2007, and the remediation costs continued into the first quarter of 2008. We do not expect any additional costs in future periods related to this incident. During the quarter, product pricing positively contributed to operating income, although the effects were partially offset by increased raw material costs.

Specialty Plastics Segment Results.  Sales declined in the Specialty Plastics segment primarily as a result of weak demand in the United States, particularly from customers in the automotive parts and appliance industries. As a result of the weak demand, volume declined. The resulting negative effect on sales was not fully offset by improved product pricing. Sales declined in each of the segment’s product lines, compared with the prior-year period. Operating income declined as a result of the lower sales volume and increased raw material costs, partially offset by increased product pricing. Lower manufacturing costs and SG&A expenses also contributed positively to operating income.

Other Businesses Segment Results.  Sales declined slightly in the Other Businesses segment as a result of lower sales of pharmaceutical products. Sales of fine chemicals increased compared with the first quarter of 2007. The sales decline occurred in the United States, while sales in Asia increased. Operating income increased primarily as a result of improved pricing of our fine chemicals products and lower costs in our pharmaceutical manufacturing, partially offset by raw material costs increases in our fine chemicals business, and product mix changes and volume declines in multiple product areas.

	Three Months
	Ended
	March 31,
	2008	2007	$ Change	% Change
	(Dollars in thousands)

Geographic Revenues
United States	$252,274	$238,406	$13,868	5.8%
International	354,982	291,299	63,683	21.9%

Total	$607,256	$529,705	$77,551	14.6%

Sales increased in all regions in the first quarter of 2008. In the United States, sales increased in the Electronic Materials, Color and Glass Performance Materials and Polymer Additives segments. Sales in the United States declined in the Specialty Plastics, Performance Coatings and Other Businesses segments. International sales increased in Asia, Europe and Latin America. The international sales increases were distributed across all segments, led by the Performance Coatings, Color and Glass Performance Materials and Electronic Materials segments.

Summary of Cash Flows for the Three Months Ended March 31, 2008 and 2007

	Three Months
	Ended
	March 31,
	2008	2007	$ Change	% Change
	(Dollars in thousands)

Net cash provided by operating activities	$10,938	$63,801	$(52,863)	(82.9)%
Net cash used for investing activities	(15,114)	(10,689)	(4,425)	41.4%
Net cash provided by (used for) financing activities	3,003	(52,814)	55,817	(105.7)%
Effect of exchange rate changes on cash and cash equivalents	543	258	285	110.5%

(Decrease) increase in cash and cash equivalents	$(630)	$556	$(1,186)	(213.3)%

Cash flows from operating activities decreased by $52.9 million in the first quarter of 2008 compared with the same quarter of 2007. In the first quarter of 2007, we received $69.7 million of deposits held by financial institutions under our precious metals consignment program. Deposit requirements were eliminated during 2007. Operating cash flows benefited from $13.1 million of other changes in working capital, primarily related to increases in accounts payable in the first quarter of 2008 and payments reducing accrued liabilities in the comparable 2007 period.

Cash used for investing activities increased by $4.4 million, primarily due to higher capital expenditures of $2.5 million and lower proceeds from sales of assets and liabilities of $1.8 million.

Cash flows from financing activities increased by $55.8 million, of which $62.9 million related to changes in borrowing activity. In the first quarter of 2008, we borrowed $11.3 million, while in the prior-year quarter, we used cash to reduce our debt by $51.6 million. The first quarter of 2007 also included $6.1 million in proceeds to Ferro Corporation from the exercise of stock options.

Actual Year Ended December 31, 2007 Compared to Years Ended December 31, 2006 and December 31, 2005

Overview

Market conditions were mixed during 2007, with growing demand in some markets and regions and weak demand in other markets and regions. Net sales increased 8.0%, primarily as a result of price increases and favorable changes in foreign currency exchange rates. Sales growth was the strongest in our Color and Glass Performance Materials and Performance Coatings segments. Sales also increased in our Electronic Materials and Polymer Additives segments, and declined in Specialty Plastics. Sales in the Electronic Materials segment were affected by weak customer demand for dielectric materials in the first half of the year, but demand was stronger in the last two quarters of 2007. Demand for products from our Polymer Additives and Specialty Plastics segments was affected by reduced demand from North American customers who serve the residential housing, appliance and automotive markets.

Beyond fundamental product demand, the factors that most influenced 2007 results included the following:

•	Increased and volatile raw material costs, and our inability to raise selling prices to maintain our profitability,

•	Cost control initiatives, including costs associated with restructuring programs, and

•	Unplanned manufacturing costs required to improve production processes, meet product specification requirements or recover from equipment malfunctions and operating errors.

Prices for a number of raw materials increased significantly during the year, including bismuth, chrome oxide, cobalt, lithium carbonate, nickel, polypropylene, soybean oil, and tallow. These increases contributed to increased manufacturing costs for the year. In some cases, because of the rapid pace of these costs increases, we instituted product price surcharges to provide more rapid price adjustments. While these surcharges generally allow us to pass specific raw material cost increases through to customers, they do not generally allow us to maintain our gross margin as a percent of sales as costs increase. During the year, we were also able to reformulate some products with alternatives that used less costly raw materials. In some cases, we also employed hedging and other procurement strategies to mitigate the effects of higher raw material costs.

SG&A costs increased at a rate less than the increase in our sales. As a result, SG&A expense as a percent of sales declined in 2007 compared with 2006.

An impairment charge related to goodwill and other long-lived assets in our polymer additives and pharmaceuticals businesses was recorded during 2007. The impairment in the polymer additives business was triggered by the cumulative negative effect on earnings of a cyclical downturn in certain of the business’ primary U.S.-based end markets, including housing and automobiles; anticipated additional product costs due to recent hazardous material legislation and regulations, such as the newly enacted European Union “REACH” registration system, which requires chemical suppliers to perform toxicity studies on the components of their products and to register certain information; and higher forecasted capital expenditures related to the business. The impairment charge in the pharmaceutical business is primarily the result of the longer time necessary to transition the business from a supplier of food supplements and additives to a supplier of high-value pharmaceutical products and services.

Restructuring charges continued in 2007, primarily related to manufacturing rationalization in our inorganic materials manufacturing operations in Europe and our electronic materials production capacity in the United States.

Interest expense declined in 2007 compared with 2006. During the first quarter of 2007 we were able to eliminate most of the requirement for cash deposits related to the precious metals used in our products. This reduced our borrowing requirements, and drove the decline in interest expense for the year. The decline in cash deposits also lowered interest income for the year.

Income before income taxes declined in 2007 compared with 2006. The decline was primarily driven by the impairment charges, increased SG&A expense and lower interest earned, partially offset by lower interest expense and restructuring charges.

The 2007 loss from continuing operations was driven by the impairment charge recorded in the fourth quarter.

During 2007, balance sheet debt declined as both long-term debt and loans payable and current portion of long-term debt declined. The decline was driven by the reduction of borrowing required for cash deposits for precious metals, increased accounts payable and lower inventories, partially offset by increased net trade receivables. Cash deposits were eliminated during the year, a decline of $70.1 million from the end of 2006. The reduction in cash deposits and inventory, and the increase in accounts payable contributed to increased net cash provided by operating activities. Also during 2007, capital expenditures increased by $17.0 million to $67.6 million, as we invested for plant maintenance, current and anticipated sales growth and in projects related to our manufacturing rationalization programs in the United States and Europe.

Results of Operations Comparing Actual Year Ended December 31, 2007 to Year Ended December 31, 2006

Comparison of the Years Ended December 31, 2007 and 2006

		Adjusted
	2007	2006	$ Change	% Change
	(Dollars in thousands, except per share data)

Net sales	$2,204,785	$2,041,525	$163,260	8.0%
Cost of sales	1,788,122	1,625,880	162,242	10.0%

Gross profit	416,663	415,645	1,018	0.2%
Gross margin in percentage	18.9%	20.4%		—
Selling, general and administrative expenses	319,065	305,211	13,854	4.5%
Impairment charges	128,737	—	128,737
Restructuring charges	16,852	23,146	(6,294)	(27.2)%
Other expense (income):
Interest expense	59,690	64,427	(4,737)	(7.4)%
Interest earned	(1,505)	(4,466)	2,961	(66.3)%
Foreign currency losses, net	1,254	1,040	214	20.6%
Loss (gain) on sale of businesses	1,348	(67)	1,415	(2,111.9)%
Miscellaneous expense (income), net	540	(87)	627	720.7%

(Loss) income before income taxes	(109,318)	26,441	(135,759)	(513.4)%
Income tax (benefit) expense	(15,064)	5,349	(20,413)	(381.6)%

(Loss) income from continuing operations	(94,254)	21,092	(115,346)	(546.9)%
Loss from discontinued operations, net of tax	(225)	(472)	247	(52.3)%

Net (loss) income	$(94,479)	$20,620	$(115,099)	(558.2)%

Diluted (loss) earnings per share	$(2.23)	$0.46	$(2.69)	(584.8)%

Sales from continuing operations grew by 8.0% in 2007, driven by improved pricing and favorable changes in foreign currency exchange rates. Changes in exchange rates contributed somewhat less than half of the increase in sales. Sales growth in Europe, Asia and Latin America was partially offset by a decline of less than one percent in sales in the United States.

Gross profit increased slightly in 2007 compared with 2006, although the increase in gross profit was limited by increased cost of sales, which grew at a faster rate than sales primarily due to increased raw material costs. As a result, gross margin percentage declined for the year. Gross profit was reduced by $7.9 million in 2007 primarily as a result of charges for accelerated depreciation and other costs associated with our manufacturing rationalization programs. In addition, gross profit was negatively impacted by unplanned manufacturing costs due to temporary interruptions in operations at our manufacturing facilities in South Plainfield, New Jersey, and Bridgeport, New Jersey, and increased costs required to address product specification requirements at our Evansville, Indiana, specialty plastics manufacturing location. Higher precious metal prices during 2007 reduced our gross margin percentage, because increases in precious metal prices are generally passed through to customers with minimal gross profit contribution. Gross profit was reduced by $4.6 million in 2006 primarily as a result of charges for manufacturing rationalization activities.

Selling, general and administrative (SG&A) expenses increased by 4.5% in 2007. SG&A expense as a percent of sales declined to 14.5% of sales in 2007 from 15.0% of sales in 2006. Charges of $12.2 million were included in the 2007 SG&A expense, primarily related to settlement agreements with plaintiffs in civil lawsuits related to the alleged antitrust violations in the heat stabilizer industry (see Note 8 to the consolidated financial statements), other legal settlements and divestment activities. During 2006, SG&A expense included $8.1 million for charges primarily related to accounting investigation and restatement activities, and a settlement loss that resulted in a lump sum payment to the beneficiary of Ferro’s deceased former Chief Executive Officer, partially offset by benefits from changes to our postretirement benefit programs.

An impairment charge of $128.7 million related to goodwill and other long-lived assets was recorded in 2007 related to our polymer additives and pharmaceuticals businesses. The impairment in the polymer additives business was primarily the result of the cumulative negative effect on earnings of a cyclical downturn in certain of the business’ primary U.S.-based end markets, including housing and automobiles; anticipated additional product costs due to recent hazardous material legislation and regulations, such as the newly enacted European Union “REACH” registration system, which requires chemical suppliers to perform toxicity studies on the components of their products and to register certain information; and higher forecasted capital expenditures related to the business. The impairment charge in the pharmaceutical business was primarily the result of the longer time necessary to transition the business from a supplier of food supplements and additives to a supplier of high-value pharmaceutical products and services. There were no impairment charges in 2006.

Restructuring charges of $16.9 million were recorded in 2007, primarily associated with our manufacturing rationalization activities in the Performance Coatings and Color and Glass Performance Materials segments in Europe and our Electronic Materials segment in the United States. Restructuring charges of $23.1 million in 2006 were primarily related to the same manufacturing rationalization activities.

Interest expense declined in 2007 primarily as a result of lower debt levels and lower interest rates resulting from the renegotiation of our credit facilities and accounts receivables securitization program during the second quarter. The lower debt levels were driven by the elimination of cash deposits for precious metals, which occurred during the first half of the year. The 2007 interest expense included a $2.0 million write-off of unamortized fees associated with an unused portion of our term loan arrangements. Interest expense in 2006 included a $2.5 million write-off of fees and discounts related to certain of our debentures that were repaid in July and August 2006 and previously unamortized fees related to our former revolving credit facility. Interest earned declined in 2007 as a result of lower cash deposits for precious metals.

Net foreign currency transaction losses were $1.3 million in 2007, up $0.2 million from 2006. We manage foreign currency risks in a wide variety of foreign currencies principally by entering into forward contracts to mitigate the impact of currency fluctuations on transactions arising from international trade. The carrying values of these contracts are adjusted to market value and the resulting gains or losses are charged to income or expense in the period.

During 2007, we recognized a loss of $1.3 million on the sale of businesses related to an industrial ceramics business that operated in our Niagara Falls, New York, manufacturing facility.

During 2007, net taxes were a benefit of $15.1 million, or 13.8% of the loss before income taxes, compared to an expense of $5.3 million or 20.2% of income before taxes in 2006. The primary reason for the change was a loss before income taxes in 2007 compared to income in 2006, an impairment charge in 2007 where a partial tax benefit was recorded on the charge, a net increase in our valuation allowance due to a determination that it is more likely than not certain deferred tax assets will not be realized, an additional allowance for unremitted earnings from foreign subsidiaries no longer considered indefinitely reinvested, and a statutory change to a lower tax rate in Germany affecting our deferred tax assets.

There were no new businesses included in discontinued operations in 2007. We recorded a loss of $0.2 million, net of taxes, in 2007 related to post-closing matters associated with businesses we sold in previous years.

		Adjusted
	2007	2006	$ Change	% Change
	(Dollars in thousands)

Segment Sales
Performance Coatings	$609,285	$538,385	$70,900	13.2%
Electronic Materials	469,885	444,463	25,422	5.7%
Color & Glass Performance Materials	445,709	387,540	58,169	15.0%
Polymer Additives	334,492	313,500	20,992	6.7%
Specialty Plastics	261,956	271,307	(9,351)	(3.4)%
Other Businesses	83,458	86,330	(2,872)	(3.3)%

Total segment sales	$2,204,785	$2,041,525	$163,260	8.0%

Segment Operating Income
Performance Coatings	$37,965	$42,718	$(4,753)	(11.1)%
Electronic Materials	32,785	35,136	(2,351)	(6.7)%
Color & Glass Performance Materials	48,222	43,512	4,710	10.8%
Polymer Additives	10,755	10,947	(192)	(1.8)%
Specialty Plastics	15,116	14,629	487	3.3%
Other Businesses	9,146	5,674	3,472	61.2%

Total segment operating income	$153,989	$152,616	$1,373	0.9%

Performance Coatings Segment Results.  Sales increased in Performance Coatings as a result of growth in sales of tile and porcelain enamel products. Driving the increased sales were increased prices and favorable changes in foreign currency exchange rates. Sales increased in all regions, led by growth in Europe. Operating income declined primarily as a result of higher raw material costs, including cobalt, lithium carbonate and nickel, as well as higher manufacturing costs and lower manufacturing volumes that were not fully recovered through improved pricing.

Electronic Materials Segment Results.  Sales grew in Electronic Materials as a result of improved customer demand in the second half of the year. Demand for dielectric materials, which had been weak in the first half of the year, recovered in the second half. Demand for conductive pastes used by customers who manufacture solar cells was particularly strong in the second half of the year. The primary drivers for the increased sales were increased market demand, higher precious metal prices and favorable changes in foreign currency exchange rates. Sales increases were primarily in Asia and Europe, while sales in the United States were slightly lower. Operating income declined as a result of higher raw material costs that were not fully offset by the positive effects of increased manufacturing volume. In addition, in April 2007, production was temporarily interrupted at our South Plainfield, New Jersey, manufacturing plant to address operational and safety concerns. This production interruption added approximately $3.0 million to manufacturing costs for the year.

Color and Glass Performance Materials Segment Results.  Sales increased as a result of growth in glass coatings and performance pigment materials. The positive effects of higher product pricing and favorable changes in foreign currency exchange rates were the primary drivers of the sale growth. Sales increased in all regions, led by growth in Europe. Operating income increased mainly as a result of higher prices, partially offset by higher raw material costs, including bismuth, chrome oxide, cobalt and lead oxide.

Polymer Additives Segment Results.  Sales grew during 2007 despite the negative effects of weakness in demand from North American residential housing, appliance and automotive markets. Sales increased in both the United States and Europe, the segment’s two primary sales regions. Increased product pricing and favorable changes in foreign currency exchange rates more than offset the effects of lower manufacturing volumes during the year. Operating income declined slightly, primarily as a result of higher raw material costs and costs associated with an unplanned manufacturing interruption, largely offset by improved prices and cost and expense reduction programs. Polypropylene, tallow and soybean oil were three of the raw materials that increased sharply during 2007. Operating income was negatively affected by an unexpected operational issue at our Bridgeport, New Jersey, manufacturing plant. Because of an accidental discharge of product into the plant’s on-site watewater treatment facility, we incurred unplanned costs of approximately $2.3 million during the 2007 fourth quarter, including the costs of scrapped product and added wastewater treatment.

Specialty Plastics Segment Results.  Sales declined primarily as a result of weak demand from customers who make products used in residential housing, automotive and appliance markets in the United States. This weak demand resulted in lower sales in the United States, which were partially offset by sales growth in Europe. Partially offsetting the effects of lower volumes were increased product pricing and favorable changes in foreign currency exchange rates. Sales of plastic colorants increased during 2007, while sales of filled and reinforced plastics declined. Operating income increased as a result of improved pricing and lower selling, general and administrative expenses, partially offset by higher raw material costs and the negative effects of lower manufacturing volume. Operating income was also reduced by added costs required to address product specification issues at our Evansville, Indiana, plant.

Other Businesses Segment Results.  Sales declined primarily due to lower sales of pharmaceutical products, partially offset by higher sales of fine chemical products. Sales were lower in the United States, which is the primary market for these products, although sales of fine chemicals did increase in Asia. Operating income was higher as a results of a product mix change to higher value pharmaceutical products and higher volumes of fine chemical products, which more than offset the effects of lower average selling prices.

	2007	2006	$ Change	% Change
	(Dollars in thousands)

Geographic Revenues
United States	$943,249	$951,215	$(7,966)	(0.8)%
International	1,261,536	1,090,310	171,226	15.7%

Total	$2,204,785	$2,041,525	$163,260	8.0%

Sales declined in the United States, driven by lower regional sales in the Specialty Plastics and Electronic Materials segments. These declines were partially offset by increased U.S. sales in Color and Glass Performance Materials and Performance Coatings. International sales increased in Europe, Asia and Latin America. The international sales increases were distributed across all segments.

Results of Operations Comparing Actual Year Ended December 31, 2006 to Year Ended December 31, 2005

Comparison of the Years Ended December 31, 2006 and 2005

	Adjusted	Adjusted
	2006	2005	$ Change	% Change
	(Dollars in thousands, except per share data)

Net sales	$2,041,525	$1,882,305	$159,220	8.5%
Cost of sales	1,625,880	1,495,403	130,477	8.7%

Gross profit	415,645	386,902	28,743	7.4%
Gross margin in percentage	20.4%	20.6%
Selling, general and administrative expenses	305,211	310,056	(4,845)	(1.6)%
Restructuring charges	23,146	3,677	19,469	529.5%
Other expense (income):
Interest expense	64,427	46,919	17,508	37.3%
Interest earned	(4,466)	(538)	(3,928)	730.1%
Foreign currency losses, net	1,040	1,284	(244)	(19.0)%
Gain on sale of businesses	(67)	(69)	2	(2.9)%
Miscellaneous (income), net	(87)	(1,600)	1,513	94.6%

Income before income taxes	26,441	27,173	(732)	(2.7)%
Income tax expense	5,349	8,060	(2,711)	(33.6%

Income from continuing operations	21,092	19,113	1,979	10.4%
Loss from discontinued operations, net of tax	(472)	(868)	396	(45.6)%

Net income	$20,620)	$18,245	$2,375	(13.0)%

Diluted earnings per share	$0.46)	$0.40	$0.06	15.0%

Sales from continuing operations grew by 8.5% in 2006, driven primarily by improved pricing and product mix throughout the world. Improved volumes in Europe and Latin America were offset by volume declines in North America and Asia. On a consolidated basis, favorable changes in foreign exchange rates increased sales by less than one percent.

Gross profit increased during 2006, compared with 2005. The increase in gross profit was the result of higher sales, and prices that increased more than the aggregate increase in raw material costs. Gross margin percentage, defined as gross profit as a percentage of sales, declined in 2006, compared with 2005, as a result of accelerated depreciation costs and higher precious metal prices. Gross profit was reduced by $4.6 million in 2006 as a result of costs associated with our manufacturing rationalization programs. Higher precious metal costs also contributed to the decline in gross margin percentage because changes in precious metal prices are generally passed through to customers without gross margin contribution.

SG&A costs decreased by $4.8 million during 2006, while SG&A expenses as a percent of revenues declined from 16.5% to 15.0% during the year. Charges of $8.2 million, primarily related to the accounting investigation and restatement, were recorded as part of SG&A expense during 2006. These charges were $2.3 million less than the amount recorded in 2005. This reduction in 2006 SG&A expense was partially offset by other expense increases required to support the growth in sales, particularly in our Electronic Materials business. During the first quarter of 2006, we announced changes to some of our postretirement benefit programs. Certain employees who had been participating in our largest defined benefit program stopped accruing benefit service after March 31, 2006. In addition, we limited eligibility for retiree medical and life insurance coverage to those employees who were 55 years of age or older with 10 or more years of service as of December 31, 2006. Benefits under these programs will be available only to those employees who retire by December 31, 2007, after having advised us of their retirement plans by March 31, 2007. These changes resulted in a one-time benefit of $5.0 million in the second quarter of 2006. Offsetting this benefit was a $4.9 million settlement loss from a nonqualified benefit retirement plan, related primarily to a lump sum payment to the beneficiary of Ferro’s deceased former Chief Executive Officer.

Restructuring charges of $23.1 million were recorded in 2006, primarily associated with the consolidation and closing of some of our manufacturing assets in our Performance Coatings and Color and Glass Performance Materials segments in Europe and our Electronic Materials segment in the United States.

Interest expense was higher in 2006 as a result of increased debt levels and higher interest rates. Our total borrowings were increased, in part, as a result of higher cash deposit requirements on precious metal consignment arrangements. These deposits increased from $19.0 million at the end of 2005 to $70.1 million at the end of 2006. We expect that these deposit requirements will be less in 2007, as a result of our regaining current status on financial reporting and our efforts to negotiate more favorable terms from participants in our consignment programs. Borrowings also increased as a result of other increased working capital requirements used to support higher sales levels. During 2006, inventories increased to $269.2 million from $229.0 million in 2005. Net receivables increased to $220.9 million from $182.4 million in the prior year. Also included in the 2006 interest expense are charges of $2.5 million associated with previously unamortized fees and discounts related to certain of our debentures that were repaid in July and August 2006 and previously unamortized fees related to our former revolving credit facility.

Interest earned during 2006 increased to $4.5 million from $0.5 million in 2005 primarily as a result of interest earned on cash deposits associated with our precious metal consignments.

Net foreign currency losses were largely unchanged from 2005 to 2006. We manage foreign currency risks in a wide variety of foreign currencies principally by entering into forward contracts to mitigate the impact of currency fluctuations on transactions arising from international trade. The carrying values of these contracts are adjusted to market value and the resulting gains or losses are charged to income or expense in the period.

In 2006, we recognized a $0.4 million gain on the sale of our interest in Chilches Materials SA, an unconsolidated affiliate, and a $0.3 million loss from the liquidation of Ferro Toyo Company Limited, a consolidated subsidiary.

Net miscellaneous income from continuing operations was $0.1 million in 2006, compared with income of $1.6 million in 2005. Within net miscellaneous income during 2006, we recorded a gain of $2.4 million for a legal settlement in a class action lawsuit for price fixing in the rubber chemicals industry. In addition, we recorded a loss of $2.5 million associated with mark-to-market supply contracts, mainly for natural gas. During 2005, we recorded a gain of $3.1 million associated with supply contracts and we recorded a loss on the sale of assets, primarily as a result of sales in the United States, Italy and China.

For the year, taxes on continuing income were $5.3 million, or 20.2% of income, compared to $8.1 million or 29.7% of income in 2005. The primary reason for the decrease in 2006 was a net decrease in our valuation allowance due to our determination that it is more likely than not certain deferred assets would be realized, and a tax rate change in the Netherlands affecting our deferred income taxes. The decrease was partially offset by an allowance for unremitted earnings from foreign subsidiaries no longer considered indefinitely reinvested.

There were no new businesses included in discontinued operations in 2006. We recorded a loss of $0.5 million, net of taxes, in 2006 related to post-closing matters associated with businesses we sold in previous years.

	Adjusted	Adjusted
	2006	2005	$ Change	% Change
	(Dollars in thousands)

Segment Sales
Performance Coatings	$538,385	$488,467	$49,918	10.2%
Electronic Materials	444,463	355,676	88,787	25.0%
Color & Glass Performance Materials	387,540	359,613	27,927	7.8%
Polymer Additives	313,500	300,563	12,937	4.3%
Specialty Plastics	271,307	279,119	(7,812)	(2.8)%
Other Businesses	86,330	98,867	(12,537)	(12.7)%

Total segment sales	$2,041,525	$1,882,305	$159,220	8.5%

Segment Operating Income
Performance Coatings	$42,718	$32,553	$10,165	31.2%
Electronic Materials	35,136	14,113	21,023	149.0%
Color & Glass Performance Materials	43,512	39,216	4,296	11.0%
Polymer Additives	10,947	18,383	(7,436)	(40.5)%
Specialty Plastics	14,629	14,698	(69)	(0.5)%
Other Businesses	5,674	2,175	3,499	160.9%

Total segment operating income	$152,616	$121,138	$31,478	26.0%

Performance Coatings Segment Results.  Sales grew in Performance Coatings as a result of improved pricing across the business and improved volumes in the tile coatings portion of the business. Sales growth was strong in North America, Europe and Latin America, while overall sales in Asia declined modestly. Growth in Asia was negatively impacted by natural gas supply issues in Indonesia, which affected both our own and our customers’ manufacturing operations. Favorable currency exchange rates also contributed to the sales increase for the year. Operating income increased during 2006 primarily because pricing was increased in excess of raw material cost increases. In addition, the mix of products was more favorable, particularly in our porcelain enamel business.

Electronic Materials Segment Results.  Sales in Electronic Materials were sharply higher for the year due to strong customer demand for metal pastes for solar cells and materials for multilayer capacitors, compared with 2005 when customers’ demand was weak for capacitor materials in the first half of the year. In addition, higher precious metals prices, which are passed through to customers, contributed to the sales increase. Sales increased in North America, Asia and Europe. Operating income increased as a result of the combination of improved volume, product mix, pricing and lower manufacturing costs. These improvements more than offset increases in raw material costs and increased product development expense.

Color and Glass Performance Materials Segment Results.  Sales in Color and Glass Performance Materials increased primarily as a result of improved pricing. Sales growth was the strongest in Europe, and sales also grew in Latin America and Asia. Sales were relatively flat in North America. Operating income increased as improved pricing more than offset increased raw material costs.

Polymer Additives Segment Results.  Sales in Polymer Additives increased for the year, although the growth rate was negatively impacted by weak demand in North America during the fourth quarter. This weakness was mainly due to reduced customer demand for products used in residential construction. For the year, improved pricing and product mix more than offset declines in volume. Sales increases in Europe were partially offset by declines in North America. Segment income declined for the year. Although price increases exceeded raw material cost increases for the year, these increases were not enough to offset lower volumes and increased manufacturing costs, resulting in a decline in segment income.

Specialty Plastics Segment Results.  Sales declined in Specialty Plastics primarily as a result of weakness in the North American market during the second half of the year. During that period, customer demand related to U.S. residential construction and automotive production declined, leading to lower sales volume. Although prices increased, they did not increase enough to offset the lower volume. Despite the lower volume, operating income increased due to price increases, lower manufacturing costs and lower SG&A expenses, which together more than offset raw material cost increases.

Other Businesses Segment Results.  Sales declined in Other Businesses primarily as a result of lower volumes of pharmaceutical products driven by a product mix change from food additives and supplements to higher-value active pharmaceutical ingredients and other high-purity pharmaceuticals. Sales of fine chemical products increased in 2006 compared with 2005. Sales declined in the United States, which is the primary market for these products. Operating income increased primarily as a result of an increase in product prices resulting from the mix shift to higher-priced pharmaceutical products and lower manufacturing costs, partially offset by increased raw material costs.

	2006	2005	$ Change	% Change
	(Dollars in thousands)

Geographic Revenues
United States	$951,215	$925,895	$25,320	2.7%
International	1,090,310	956,410	133,900	14.0%

Total	$2,041,525	$1,882,305	$159,220	8.5%

Sales increased in the United States, driven by increases in Electronic Materials and Performance Coatings. These increases were partially offset by U.S. sales declines in Polymer Additives and Specialty Plastics. International sales increases occurred in Europe, Asia and Latin America and were primarily within the Performance Coatings, Color and Glass Performance Materials and Performance Coatings segments.

Summary of cash flows for the years ended December 31, 2007, 2006 and 2005

	2007	2006	2005
	(Dollars in thousands)

Net cash provided by operating activities	$144,579	$70,944	$21,381
Net cash used for investing activities	(62,033)	(68,718)	(35,814)
Net cash (used for) provided by financing activities	(88,717)	(3,035)	18,137
Effect of exchange rate changes on cash	1,211	381	(230)

Increase (decrease) in cash and cash equivalents	$(4,960)	$(428)	$(3,474)

Operating Activities.  Cash flows from operating activities increased $73.6 million from 2006 to 2007. The net loss in 2007 as compared to the net income in 2006 was more than offset by noncash impairment charges in 2007 and increased noncash depreciation and amortization charges. The increase in cash flows from operating activities benefited by $121.1 million from the elimination of deposit requirements under our precious metals consignment program. Other positive changes related to accounts and trade notes receivable, inventories and accounts payable, resulted from ongoing efforts to minimize working capital requirements, and totaled $95.5 million. Offsets to these positive changes included reduced proceeds from the domestic asset securitization program of $109.3 million after large draws in 2006. In addition, there were unfavorable changes of $17.1 million in deferred income taxes, $23.3 million in other working capital items, and $14.9 million in other reconciling items.

Comparing 2006 to 2005, the increase in net cash provided by operating activities was driven by the increase in net income of $2.4 million, supplemented by increased proceeds from the asset securitization program of $101.9 million, an increase in non-cash restructuring charges of $15.8 million and changes in other working capital items of $15.5 million. The other reconciling items primarily had positive impacts to operating cash flows and related to deferred income taxes, retirement benefits and increased depreciation expense of $4.7 million primarily due to accelerated depreciation. Offsetting these positive cash flow items were increased changes in deposit requirements under our precious metals consignment program of $40.0 million, increased changes in inventories of $26.6 million, and increased changes in accounts receivable of $18.6 million. The increase in inventory levels was primarily due to a discrete build in inventory levels and increases to raw material prices from suppliers. Accounts receivable increased due to higher net sales.

Investing Activities.  Capital expenditures increased $7.8 million from 2005 to 2006 and $17.0 million from 2006 to 2007. The primary reasons for the increase in capital spending included the construction of a freestanding, state-of-the-art plant in Spain that produces colors for the European tile market, increased investment in our manufacturing facilities in the Asia-Pacific region, projects related to our manufacturing rationalization programs in the United States and Europe, and investments to support current and anticipated sales growth. In 2006, we invested an additional $25.0 million in Ferro Finance Corporation, a wholly-owned unconsolidated subsidiary, in connection with an amendment of the asset securitization agreement.

Financing Activities.  In 2006, we entered into an agreement with a group of lenders for a $700 million credit facility, which replaced the former revolving credit facility that would have expired later that year. In 2007, we amended the credit facility, increasing it to $750 million. It now consists of a five-year, $300 million multi-currency senior revolving credit facility and a six-year, $450 million senior term loan facility. In 2007, we had net repayments of these facilities of $62.1 million, while in 2006, we had net borrowings of $36.9 million, for a net decrease in our rate of borrowing of $99.0 million. In 2005, we had net borrowings of $48.4 million from these facilities, so the net decrease in 2006 in our rate of borrowing was $11.5 million. In addition, we paid $1.8 million in 2007 to amend the facility and $16.2 million in 2006 to establish and use the facility, while in 2005 we did not pay any debt issue costs. We also continued to pay dividends on our common stock at our historical quarterly rate of $0.145 per share, totaling $25.1 million in 2007.

Capital Resources and Liquidity

Credit Rating

In May 2007, Moody’s Investor Services, Inc. (“Moody’s”) reassigned a senior credit rating Ferro Corporation after withdrawing its rating in March 2006 due to delays in the filing of financial statements for 2005 and quarterly statements for 2004 through 2006. At March 31, 2008, our senior credit rating was B1, with a positive outlook, by Moody’s and B+, with a stable outlook, by Standard & Poor’s Rating Group (“S&P”).

Revolving Credit and Term Loan Facility

In 2006, we entered into an agreement with a group of lenders for a $700 million credit facility, consisting of a multi-currency senior revolving credit facility and a senior term loan facility. In January 2007, we borrowed $55 million of our term loan facility and used the proceeds to reduce borrowings under our revolving credit facility and cancelled the unused portion of the term loan facility, which was reserved to finance the potential accelerated payment of the senior notes, since the default under the senior notes was no longer continuing. In June 2007, we amended the credit facility (the “Amended Credit Facility”). At March 31, 2008, the Amended Credit Facility consisted of a $300 million revolving credit facility, which matures in 2011, and a $305 million term loan facility, which matures in 2012. As part of the agreement, we can request an increase of $50 million in the revolving credit facility. At March 31, 2008, we were in compliance with the covenants of the Amended Credit Facility.

At December 31, 2007, we had borrowed $13.9 million of the revolving credit facility and had $277.5 million available, after reductions for standby letters of credit secured by this facility. At December 31, 2007, we had borrowed $302.0 million in term loans. In 2007, we began making periodic principal payments on the term loans. We are required to make minimum quarterly principal payments of $0.8 million from April 2008 to July 2011. During the last year of the loan’s life, we are required to repay the remaining balance of the term loans in four quarterly installments. Currently, those last four payments will be $71.0 million each. In addition to the minimum quarterly payments, each April we may be required to make an additional principal payment. The amount of this additional payment is dependent on our leverage and certain cash flow metrics. Any additional payment that is required reduces, on a dollar-for-dollar basis, the amount due in the last four quarterly payments. At March 31, 2008, we had borrowed $22.3 million of the revolver and had $269.1 million available, after reductions for standby letters of credit secured by this facility. At March 31, 2008, we had borrowed $301.2 million in term loans. In April 2008, we made a term loan principal payment of $7.2 million, consisting of the $0.8 million minimum quarterly payment and a $6.4 million additional principal payment.

Senior Notes and Debentures

At March 31, 2008, we had $200.0 million principal amount outstanding under our 9 1/8% Senior Notes, and we were in compliance with the covenants under their indentures. The 9 1/8% Senior Notes are due January 1, 2009. We continue to classify the senior notes as noncurrent liabilities, because we have both the intention to refinance them in a way that would extend their maturity beyond one year and the ability to do so through availability under our revolving credit facility.

On June 20, 2008, we commenced a tender offer to purchase for cash any and all of our outstanding 9 1/8% Senior Notes. In connection with the tender offer, we are also soliciting consents to amend the indenture governing such notes to, among other things, eliminate certain of the restricted covenants and eliminate or modify certain events of default. If less than all of the outstanding principal amount of the 9 1/8% Senior Notes is tendered and purchased by us in the tender offer (including due to our termination of the tender offer), we expect to redeem any 9 1/8% Senior Notes that remain outstanding as soon as practicable following the consummation of the tender offer, subject to applicable notice requirements. See “Financing Transaction.”

Off Balance Sheet Arrangements

Receivable Sales Programs.  We sell, on an ongoing basis, substantially all of Ferro’s U.S. trade accounts receivable under an asset securitization program. This program, which expires in 2009, accelerates cash collections at favorable financing costs and helps us manage our liquidity requirements. We sell these trade accounts receivable to Ferro Finance Corporation (“FFC”), a wholly-owned unconsolidated qualified special purpose entity (“QSPE”). FFC finances its acquisition of trade receivable assets by issuing beneficial interests in (securitizing) the receivables to multi-seller receivables securitization companies (“Conduits”) for proceeds of up to $100.0 million. FFC and the Conduits have no recourse to Ferro’s other assets for failure of debtors to pay when due as the assets transferred are legally isolated in accordance with the U.S. bankruptcy laws. Ferro’s consolidated balance sheet does not include the trade receivables sold, but does include a note receivable from FFC to the extent that cash proceeds from the sales of accounts receivable to FFC have not yet been received by Ferro. At December 31, 2007, Ferro had received net proceeds of $54.6 million for outstanding receivables, and the balance of Ferro’s note receivable from FFC was $29.6 million. At March 31, 2008, Ferro had received net proceeds of $67.3 million for outstanding receivables, and the balance of Ferro’s note receivable from FFC was $27.4 million.

In addition, we maintain several international programs to sell trade accounts receivable, primarily without recourse. The commitments supporting these programs can be withdrawn at any time and totaled

$87.4 million at March 31, 2008. The amount of outstanding receivables sold under the international programs was $42.5 million at March 31, 2008.

Consignment and Customer Arrangements for Precious Metals.  In the production of some of our products, we use precious metals, primarily silver for Electronic Materials products and gold for Color and Glass Performance Materials products. We obtain most precious metals from financial institutions under consignment agreements with terms of one year or less. The financial institutions retain ownership of the precious metals and charge us fees based on the amounts we consign. These fees were $3.7 million for 2007. In November 2005, the financial institutions renewed their requirement for cash deposits from us to provide additional collateral beyond the value of the underlying precious metals. Outstanding collateral deposits were $70.1 million at December 31, 2006. These requirements were eliminated during the first six months of 2007. We also process precious metals owned by our customers. At December 31, 2007, we had on hand $148.3 million of precious metals owned by financial institutions, measured at fair value. At March 31, 2008, we had on hand $173.8 million of precious metals owned by financial institutions, measured at fair value.

Bank Guarantees and Standby Letters of Credit.  At December 31, 2007, the Company had bank guarantees and standby letters of credit issued by financial institutions, which totaled $17.7 million. At March 31, 2008, Ferro Corporation and its subsidiaries had bank guarantees and standby letters of credit issued by financial institutions, which totaled $18.2 million. These agreements primarily relate to our insurance programs, potential environmental remediation liabilities, and foreign tax payments.

Other Financing Arrangements

In addition, we maintain other lines of credit and receivable sales programs to provide global flexibility for our liquidity requirements. Most of these facilities are uncommitted lines for our international operations and totaled $30.7 million at December 31, 2007. The unused portions of these lines provided $28.9 million of additional liquidity at December 31, 2007.

Liquidity requirement

Our liquidity requirements primarily include debt service, purchase commitments, working capital requirements, capital investments, postretirement obligations and dividend payments. We expect to meet these requirements through cash provided by operating activities and availability under existing or replacement credit facilities. Ferro’s level of debt and debt service requirements could have important consequences to its business operations and uses of cash flows.

Ferro Corporation’s aggregate amount of obligations for the next five years and thereafter is set forth below:

	2008	2009	2010	2011	2012	Thereafter	Totals
	(Dollars in thousands)

Loans payable to banks	$954	$—	$—	$—	$—	$—	$954
Senior notes	—	200,000	—	—	—	—	200,000
Revolving credit facility	—	—	—	13,857	—	—	13,857
Term loan facility	3,050	3,050	3,050	74,916	217,884	—	301,950
Other long-term notes	218	185	162	116	87	—	768
Obligations under capital leases	1,951	1,661	1,636	1,234	1,234	5,853	13,569
Obligations under operating leases	17,880	7,665	5,572	3,723	3,071	11,468	49,379
Purchase commitments	20,911	3,226	1,446	—	—	—	25,583

	$44,964	$215,787	$11,866	$93,846	$222,276	$17,321	$606,060

Cash required for interest costs in 2007 was $56.9 million. We expect that the amount for 2008 will not be substantially different, but the actual amount depends on interest rates on our variable-rate debt and our overall debt levels.

We pay taxes as part of our normal operations as a profitable company. The amount of taxes we pay depends on a variety of factors described in more detail in Critical Accounting Policies below. However, the principal factors are the level of our profitability and the countries in which we earn our taxable income. We have paid and expect to continue to pay taxes for the foreseeable future. Under Financial Accounting Standards Board (“FASB”) Interpretation No. 48, Accounting for Uncertainty in Income Taxes, (“FIN No. 48”), we anticipate that between $5.0 and $9.0 million of liabilities for unrecognized tax benefits may be settled or reversed within the next 12 months. These reversals or payments will result from settlements with foreign tax authorities or expiration of the applicable statute of limitations period. Due to the high degree of uncertainty regarding the timing of potential future cash flows with these liabilities, we are unable to make a reasonably reliable estimate of the amount and period in which these liabilities might be paid or reversed in years beyond 2008.

We expect to contribute approximately $38.5 million to our post employment benefit plans in 2008. Over the four-year period from 2009 through 2012, we may be required to contribute an additional $130.9 million to these plans. We determined these funding amounts based on the minimum contributions required under various applicable regulations in each respective country. Actual contributions also depend on the future funded status of the plans and on the amount of employee contributions.

Critical Accounting Policies and Their Application

When we prepare our consolidated financial statements we are required to make estimates and assumptions that affect the amounts we report in the consolidated financial statements and footnotes. We consider the policies discussed below to be more critical than other policies because their application requires our most subjective or complex judgments. These estimates and judgments arise because of the inherent uncertainty in predicting future events. Management has discussed the development, selection and disclosure of these policies with the Audit Committee of the Board of Directors.

Inventories

We value inventory at the lower of cost or market, with cost determined utilizing the first-in, first-out (FIFO) method. On January 1, 2007, we elected to change our costing method for our inventories not already costed under the lower of cost or market using the first-in, first-out (“FIFO”) method, while in prior years, these inventories were costed under the lower of cost or market using the last-in, first-out (“LIFO”) method. We believe the FIFO method is preferable as it conforms the inventory costing methods for all of our inventories to a single method and improves comparability with our industry peers. The FIFO method also better reflects current acquisition cost of those inventories on our consolidated balance sheets and enhances the matching of future cost of sales with revenues. In accordance with Statement of Financial Accounting Standards No. 154, Accounting Changes and Error Correction, all prior periods presented have been adjusted to apply the new method retrospectively. The effect of the change in our inventory costing method includes the LIFO reserve and related impact on the obsolescence reserve. This change increased our inventory balance by $11.0 million and increased retained earnings, net of income tax effects, by $6.8 million as of January 1, 2005.

We periodically evaluate the net realizable value of inventories based primarily upon their age, but also upon assumptions of future usage in production, customer demand and market conditions. Inventories have been reduced to the lower of cost or realizable value by allowances for slow moving or obsolete goods. If actual circumstances are less favorable than those projected by management in its evaluation of the net realizable value of inventories, additional write-downs may be required. Slow moving, excess or obsolete materials are specifically identified and may be physically separated from other materials, and we rework or dispose of these materials as time and manpower permit.

We maintain raw material on our premises that we do not own, including precious metals consigned from financial institutions and customers, and raw materials consigned from vendors. Although we have physical possession of the goods, their value is not reflected on our balance sheet because we do not have title.

Environmental Liabilities

Our manufacturing facilities are subject to a broad array of environmental laws and regulations in the countries in which they operate. The costs to comply with complex environmental laws and regulations are significant and will continue for the foreseeable future. We expense these recurring costs as they are incurred. While these costs may increase in the future, they are not expected to have a material impact on our financial position, liquidity or results of operations.

We also accrue for environmental remediation costs when it is probable that a liability has been incurred and we can reasonably estimate the amount. We determine the timing and amount of any liability based upon assumptions regarding future events. Inherent uncertainties exist in such evaluations primarily due to unknown conditions, changing governmental regulations and legal standards regarding liability, and evolving technologies. We adjust these liabilities periodically as remediation efforts progress or as additional technical or legal information becomes available. Because of these inherent uncertainties with respect to environmental remediation costs, potential liabilities could increase significantly from the $5.9 million recorded as of December 31, 2007, due to adverse changes in circumstances.

At December 31, 2007, our consolidated balance sheet included an accrued liability for environmental remediation costs of $5.9 million compared with $5.5 million at December 31, 2006. Of the $5.9 million accrued liability at December 31, 2007, approximately 18.3% was reserved for facilities outside of the U.S. Of the amounts accrued, $1.3 million at December 31, 2007, and $1.1 million at December 31, 2006, related to six Superfund sites.

Income Taxes

The breadth of our operations and complexity of income tax regulations require us to assess uncertainties and make judgments in estimating the ultimate amount of income taxes we will pay. The final income taxes we pay are based upon many factors, including existing income tax laws and regulations, negotiations with taxing authorities in various jurisdictions, outcomes of tax litigation and resolution of disputes arising from federal, state, and international income tax audits. The resolution of these uncertainties may result in adjustments to our income tax assets and liabilities in the future.

Deferred income taxes result from differences between the financial and tax basis of our assets and liabilities and we adjust our deferred income tax assets and liabilities for changes in income tax rates and income tax laws when changes are enacted. We record valuation allowances to reduce deferred income tax assets when it is more likely than not that a tax benefit will not be realized. Significant judgment is required in evaluating the need for and the magnitude of appropriate valuation allowances against deferred income tax assets. The realization of these assets is dependent on generating future taxable income, our ability to carry back or carry forward net operating losses and credits to offset taxable income in a prior year, as well as successful implementation of various tax strategies to generate taxable income where net operating losses or credit carryforwards exist. In evaluating our ability to realize the deferred income tax assets, we rely principally on forecasted taxable income using historical and projected future operating results, the reversal of existing temporary differences and the availability of tax planning strategies.

We earn a significant portion of our pre-tax income outside the U.S. Many of these non-U.S. tax jurisdictions have statutory income tax rates that are lower than that in the U.S. Because we carry a majority of our debt in the U.S., we also have significant cash needs in the U.S. to service this debt. As a result, it is necessary for us to perform significant tax and treasury planning and analysis to determine the best actions to achieve the goals of meeting our U.S. cash needs, while also reducing our worldwide taxable income. In this tax and treasury planning, we consider future taxable income in the U.S. and non-U.S. jurisdictions, future cash needs in the U.S., and the timing and amount of dividend repatriations. Our ability to balance future taxable income and cash flows between the U.S. and foreign locations depends on various strategies, such as the charging of management fees for intercompany services, transfer pricing, intercompany royalties, intercompany sales of technologies and intellectual property, and choosing between allowable tax methods.

Pension and Other Postretirement Benefits

We sponsor defined benefit plans in the U.S. and many countries outside the U.S., and we also sponsor retiree medical benefits for a segment of our salaried and hourly work force within the U.S. The U.S. pension plans represent approximately 65% of pension plan assets, 61% of benefit obligations and 40% of net periodic pension cost. The measurement dates used to determine pension and other postretirement benefit measurements are September 30th for the U.S. plans and December 31st for the plans outside the U.S.

The assumptions we use in actuarial calculations for these plans have a significant impact on benefit obligations and annual net periodic benefit costs. We meet with our actuaries annually to discuss key economic assumptions used to develop these benefit obligations and net periodic costs. In accordance with U.S. GAAP, actual results that differ from the assumptions are accumulated and amortized over future periods and, therefore, affect expense recognized and obligations recorded in future periods.

We determine the discount rate for the U.S. pension and retiree medical plans based on a bond model. Using the pension plans’ projected cash flows, the bond model considers all possible bond portfolios that produce matching cash flows and selects the portfolio with the highest possible yield. These portfolios are based on bonds with a quality rating of AA or better under either Moody’s or S&P. The discount rates for the non-U.S. plans are based on a yield curve method, using AA-rated bonds applicable in respective capital markets. The duration of each plan’s liabilities is used to select the rate from the yield curve corresponding to the same duration. We then round the resulting yields to the nearest 25 basis points.

We calculate the expected return on assets at the beginning of the year for defined benefit plans as the weighted-average of the expected return for the target allocation of the principal asset classes held by each of the plans. Our target asset allocation percentages are 30% bonds and 70% equity securities for U.S. plans and 63% bonds, 30% equity securities, and 7% other investments for non-U.S. plans. In determining the expected returns, we consider both historical performance and an estimate of future long-term rates of return. The resulting expected returns are then rounded to the nearest 25 basis points. The actual rate of return in 2007 was 11.6% for U.S. plans and 1.0% for non-U.S. plans. Future actual pension expense will depend on future investment allocation and performance, changes in future discount rates and various other factors related to the population of participants in our pension plans.

All other assumptions are reviewed periodically by our actuaries and us and may be adjusted based on current trends and expectations as well as past experience in the plans.

The following table provides the sensitivity of net annual periodic benefit costs for our pension plans, including a U.S. nonqualified retirement plan, and the retiree medical plan to a 25-basis-point decrease in both the discount rate and asset return assumption:

		25-Basis-Point
	25-Basis-Point	Decrease in
	Decrease in	Asset Return
	Discount Rate	Assumption
	(Dollars in thousands)

U.S. pension plans	$1,033	$737
U.S. retiree medical plan	(54)	—
Non-U.S. pension plans	582	392

Total	$1,561	$1,129

The following table provides the rates used in the assumptions and the changes between 2007 and 2006:

	2007	2006	Change

Discount rate to measure benefit cost
U.S. pension plans	6.05%	5.90%	0.15%
U.S. retiree medical plan	5.90%	5.90%	—%
Non-U.S. pension plans	4.69%	4.34%	0.35%
Discount rate used to measure benefit obligations:
U.S. pension plans	6.49%	6.05%	0.44%
U.S. retiree medical plan	6.10%	5.90%	0.20%
Non-U.S. pension plans	5.56%	4.69%	0.87%
Expected return on plan assets:
U.S. pension plans	8.50%	8.50%	—%
Non-U.S. pension plans	4.95%	4.63%	0.32%

Changes in the rates used in these assumptions reflect changes in the underlying bond and equity yields.

The amortization of net actuarial unrecognized gains or losses is a component of net periodic cost. These gains or losses result from the difference between actual and assumed results and from changes in actuarial assumptions. At December 31, 2007, our U.S. and non-U.S. pension plans, including the nonqualified retirement plan, and our U.S. retiree medical plan had unrecognized net losses of $65.2 million. We will recognize these unrecognized net losses in net periodic cost in future years, with an estimated $2.4 million being recognized in 2008.

Our overall net periodic benefit cost for all defined benefit plans decreased $9.0 million from 2006 to 2007. Costs declined by $4.3 million due to changes we made in 2006 to our largest defined benefit plan, which covers certain salaried and hourly employees in the United States. The affected employees stopped accruing benefit service after March 31, 2006, and now receive benefits in Ferro Corporation’s defined contribution plan that previously covered only U.S. salaried employees hired after 2003. We also benefited by $3.0 million from higher expected returns on plan assets primarily due to higher asset balances resulting from company contributions, actual returns, and currency effects in 2006. Various restructuring activities resulted in net curtailment gains of $3.0 million, which were nearly offset by special termination benefit costs of $2.2 million.

In 2007, we recorded net curtailment gains of $2.8 million related to closing our Niagara Falls, New York, manufacturing facility and $0.3 million related to European restructuring activities in Italy and recorded a net curtailment loss of $0.1 million related to freezing or eliminating benefits at several U.S. plants. We also recorded costs of $2.2 million for special termination benefits from other European restructuring activities that will result in closing our Rotterdam, Netherlands, manufacturing facility by the end of the second quarter of 2008.

Our U.S. plans use a September 30th measurement date. FASB Statement No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R), (“FAS No. 158”) will require us to change the measurement date to December 31st beginning with the 2008 fiscal year. Expense for the gap period from September 30th to December 31st will be recognized as an adjustment to retained earnings as of January 1, 2008.

Restructuring and Cost Reduction Programs

During 2006 and 2007, we developed and initiated several restructuring programs across a number of our business segments with the objectives of leveraging our global scale, realigning and lowering our cost structure, and optimizing capacity utilization. The programs are primarily associated with North America and Europe. Management continues to evaluate our businesses, and therefore, there may be supplemental provisions for new plan initiatives as well as changes in estimates to amounts previously recorded, as payments are made, or actions are completed. Significant restructuring programs are described below. The majority of initiatives begun in 2005 and prior are substantially completed. Certain programs that were initiated in 2006 continued in 2007.

In total, we recorded $16.9 million, $23.1 million and $3.7 million of pre-tax restructuring charges in 2007, 2006 and 2005, respectively. All of the 2005 charges related to severance benefits for employees affected by plant closings or capacity reduction, as well as various personnel in administrative or shared service functions. The 2007 and 2006 charges included both termination benefits and asset writedowns. We estimated accruals for termination benefits based on various factors including length of service, contract provisions, local legal requirements, projected final service dates, and salary levels. We also analyzed the carrying value of long-lived assets and recorded estimated accelerated depreciation through the anticipated end of the useful life of the assets affected by the restructuring. In all likelihood, this accelerated depreciation will result in reducing the net book value of those assets to zero at the date operations cease. While we believe that changes to our estimates are unlikely, the accuracy of our estimates depends on the successful completion of numerous actions. Delays in moving continuing operations to other facilities or increased cash outlays will increase our restructuring costs to such an extent that it could have a material impact on our results of operations, financial position, or cash flows. Other events, for example, a delay in completion of construction of new facilities, may also delay the resulting cost savings.

For the European restructurings initiated in 2006, we established a goal of $40.0 million to $50.0 million in annual cost savings by the end of 2009, with the full benefits realized in 2010. The initial phase of restructuring efforts began in July 2006 and targeted our Performance Coatings and Color and Glass Performance Materials segments in our European operations with an annual cost savings goal of $10.0 million. This restructuring should result in significant manufacturing efficiencies and will contribute to increased production capacity to support our revenue growth. The current action consists of a consolidation of our Casiglie, Italy, manufacturing operations and administrative functions into Spain. In addition, we announced a plan to consolidate certain decoration and color manufacturing operations from Frankfurt, Germany, to Colditz, Germany, with an annual cost savings goal of $4.0 million. We are in consultation with various works councils regarding the effects of these restructuring programs. We estimate the total termination benefits for the 150 employees affected by the European restructuring to be approximately $7.8 million to $8.0 million. We recorded $3.9 million of termination benefits related to these actions during 2006. The secondary phase of the restructuring began in 2007, and we recorded $3.1 million related to employee termination benefits. We expect to record an additional $0.8 million to $1.0 million in 2008. We also recorded $3.0 million of impairment charges for equipment made obsolete due to this plan.

A second restructuring program initiated in 2006 involved our Electronic Materials segment and resulted in the sale of our manufacturing facilities in Niagara Falls, New York, in December 2007. This action is expected to result in annual cost reduction of approximately $7.5 million. As part of the restructuring activities, we redistributed a portion of the production at that facility to other existing Electronic Materials manufacturing facilities and reduced our workforce by 131 employees. Of the employees who were terminated, 115 were represented by a union, and we negotiated with the union to determine their termination benefits as the result of the closing. We believe that the total estimated restructuring costs will be approximately $21.6 million. In the table below, we have summarized the charges recorded during 2007 and 2006 and the 2008 estimated future charges to be incurred related to this action:

	Estimated for
	2008	2007	2006
	(Dollars in thousands)

Asset impairments:
Fixed assets	$—	$—	$11,021
Intellectual property	—	—	3,503
Termination benefits	800	(2,100)	1,531
Other	2,929	1,193	—

Total	$3,729	$(907)	$16,055

In September 2007, we announced an additional phase of our European manufacturing restructuring with an annual cost savings of $18.0 million. This phase will include the closure of the Rotterdam, Netherlands, facility as part of our program to discontinue the porcelain enamel frit manufacturing at this site and consolidate production in other European facilities. We anticipate Rotterdam to cease production in the third quarter of 2008 and reduce the workforce by 84 employees. Total restructuring charges for this site of $23.6 million are anticipated, in addition to $0.5 million of inventory write-downs. In 2007, we recorded $11.8 million of these charges for employee severance costs, pension expense for accelerated benefits and asset impairments, future minimum lease obligations and other costs. We anticipate restructuring charges of approximately $8.5 million for employee severance costs and $3.3 million of future minimum lease obligations will be accrued by year end 2008.

Revenue Recognition

We recognize sales typically when we ship goods to our customers and when all of the following criteria are met:

•	persuasive evidence of an arrangement exists;

•	the selling price is fixed and determinable;

•	collection is reasonably assured; and

•	title and risk of loss has passed to our customers.

Because we sell our many products throughout the world, we use varying sales and payment terms as agreed to with our customers. In the U.S., our standard payment terms vary by industry and business unit, but are generally 30 to 60 days. Substantial amounts of our consolidated revenues are derived from foreign countries and in many of those countries the standard payment terms are longer than those prevalent in the U.S. In order to ensure the revenue recognition in the proper period, we review material sales contracts for proper cut-off based upon the business practices and legal requirements of each country. For sales of products containing precious metals, we report gross revenues with a separate display of cost of sales to arrive at gross profit. We record revenues this way because we act as the principal in the transactions we enter into and take title and the risks and rewards of ownership of the inventory we process, although the timing of when we take title to the inventory during the production process may vary.

The amount of shipping and handling fees invoiced to our customers at the time our product is shipped is included in net sales. Shipping and handling fees included in net sales were $44.9 million in 2007 and $38.4 million in 2006. Credit memos issued to customers for sales returns, discounts allowed and sales adjustments are recorded when they are incurred as a reduction of sales. We use estimated allowances to provide for future sales returns and adjustments in order to record revenues in the proper accounting period and to state the related accounts receivable at their net realizable value. We estimate these allowances based upon historical sales return and adjustment rates. Actual allowances may be more or less than the amount we estimate. In the past, these differences have not been material and we do not expect any material differences in the future.

Additionally, we provide certain of our customers with incentive rebate programs to promote customer loyalty and encourage greater product sales. We accrue customer rebates over the rebate periods based upon estimated attainments of the provisions in the rebate agreements using available information and record these rebate accruals as reductions of sales. We incurred $2.6 million of customer rebates in 2007 and $4.0 million in 2006. We do not expect customer rebates to increase significantly in future periods.

Valuation of Goodwill

While goodwill is no longer amortized, we review goodwill for impairment each year on a measurement date of October 31st. We estimate the fair value of each reporting unit that has goodwill using the weighted average of both the income approach and the market approach, which we believe provides a reasonable estimate of the reporting unit’s fair value. The income approach is a discounted cash flow model, which uses projected cash flows attributable to the reporting unit, including an allocation of certain corporate expenses. We use historical results and trends and our projections of market growth, internal sales efforts, input cost movements, and cost reduction opportunities to estimate future cash flows. Using a risk adjusted, weighted average cost-of-capital, we discount the cash flow projections to the measurement date. The market approach estimates a price reasonably expected to be realized from the sale of the reporting units based on a comparison to similar businesses. If the fair value of any of the units were determined to be less than its carrying value, including the allocation of certain corporate assets and liabilities, we would proceed to the second step and obtain comparable market values or independent appraisals of its net assets to determine the amount of any impairment.

Our estimates of fair value can be affected by a variety of factors. Reductions in actual or projected growth or profitability due to unfavorable market conditions in our business units, or significant increases in previous levels of capital spending, could lead to the impairment of any related goodwill. Additionally, an increase in inflation, interest rates or the risk adjusted weighted-average cost of capital could also lead to a reduction in the value of one or more of our business units and therefore lead to the impairment of goodwill.

Due to the cumulative negative effect on earnings of a cyclical downturn in certain of the primary U.S.-based end markets, including housing and automobile parts, of our polymer additives business; anticipated additional product costs resulting from recent hazardous material legislation and regulations, such as the newly enacted European Union “REACH” registration system, which requires chemical suppliers to perform toxicity studies of the components of their products and to register certain information; and higher forecasted capital expenditures for this business, we were required to record an impairment of the goodwill related to our polymer additives business. Additionally, in our pharmaceutical business, primarily due to the result of a longer time to transition the business from a supplier of food supplements and additives to a supplier of high-value pharmaceutical products and services, we recorded an impairment of goodwill. In 2006 and 2005, the fair value exceeded the carrying value, and therefore, it was not necessary to obtain independent appraisals.

Assessment of Long-Lived Assets

Our long-lived assets also include property, plant and equipment and amortizable intangible assets. We depreciate property, plant and equipment on a straight-line basis over the estimated useful lives of the assets. We continually assess these long-lived assets for the appropriateness of their estimated useful lives. When circumstances indicate that there has been a reduction in the economic useful life of an asset or an asset group, we revise our estimates. In 2007 and 2006, we shortened our estimates of the useful lives for several asset groups due to our restructuring activities.

We also review property, plant and equipment and amortizable intangibles for impairment whenever events or circumstances indicate that the undiscounted net cash flows to be generated by their use and eventual disposition are less than the assets’ recorded value. In the event of impairment, we recognize a loss for the excess of the recorded value of the asset over its fair value. The long-term nature of these assets requires that we estimate cash inflows and outflows for several years into the future and only take into consideration technological advances known at the time of impairment.

In 2007, the circumstances described above, relating to the impairment of goodwill in the Polymer Additives segment and in the pharmaceutical products component of our Other Businesses segment, also resulted in the recognition of an impairment of the property plant and equipment in both segments. The fair values determined during the review of goodwill were used to measure the amount of impairment on the fixed assets. We recorded as impairment charges $6.8 million in the Polymer Additives segment and $16.3 million in the Other Businesses segment.

Due to depressed conditions in the electronics industry in 2005, we specifically evaluated our electronics assets in Holland. Also in 2005, we evaluated our Italian tile and Belgian polymer additives manufacturing assets because of sluggish market conditions in these regions. In each situation, we concluded that the assets were not impaired. In 2007 and 2006, we recorded impairment charges for both property, plant and equipment and intangible assets due to restructuring activities.

Derivative Financial Instruments

We use derivative financial instruments in the normal course of business to manage our exposure to fluctuations in interest rates, foreign currency exchange rates, commodity prices, and precious metal prices. The accounting for derivative financial instruments can be complex and require significant judgments. Generally, the derivative financial instruments that we use are not complex and quoted market prices are available through financial institutions. We do not engage in speculative transactions for trading purposes. Financial instruments, including derivative financial instruments, expose us to counterparty credit risk for non-performance. We manage our exposure to counterparty credit risk through minimum credit standards and procedures to monitor concentrations of credit risk. We enter into these derivative financial instruments with major reputable multinational financial institutions. Accordingly, we do not anticipate counter-party default. We continuously evaluate the effectiveness of derivative financial instruments designated as hedges to ensure that they are highly effective. In the event the hedge becomes ineffective, we discontinue hedge treatment.

Our exposure to interest rate changes arises from our debt agreements with variable market interest rates. We hedge a portion of this exposure by entering into interest rate swap agreements. We mark these swaps to fair value and recognize the resulting gains or losses as other comprehensive income. These swaps are settled quarterly in cash, and the net interest paid or received is effectively recognized as interest expense. At December 31, 2007, $8.1 million of losses remained in accumulated other comprehensive income (loss).

We manage foreign currency risks in a wide variety of foreign currencies principally by entering into forward contracts to mitigate the impact of currency fluctuations on transactions arising from international trade. Our objective in entering into these forward contracts is to preserve the economic value of non-functional currency cash flows. Our principal foreign currency exposures relate to the Euro, the British Pound Sterling, the Japanese Yen, and the Chinese Yuan. We mark these forward contracts to fair value at the end of each reporting period and recognize the resulting gains or losses as other income or expense from foreign currency transactions. We recorded mark-to-market gains from forward currency contracts of $0.4 million in 2007 and mark-to-market losses of $0.8 million in 2006. The amounts of gains or losses we record depend on a variety of factors including the notional amount of the forward contracts entered into and the fluctuation of the underlying currency exchange rates. We do not expect any change in our foreign currency risk policies or in the nature of the transactions we enter into to mitigate foreign currency risk.

Our exposure to market risk from commodity prices relate primarily to commodity raw materials and energy used in the production of a portion of our products. We purchase portions of our energy requirements, including natural gas and electricity, under fixed price contracts to reduce the volatility of cost changes. For contracts entered into prior to April 2006, we marked these contracts to fair value and recognized the resulting gains or losses as miscellaneous income or expense, respectively. We recognized mark-to-market gains of $0.4 million in 2007 and mark-to-market losses of $2.6 million in 2006. Beginning April 2006, we designated new energy contracts as normal purchase contracts, which are not marked to market. Due to the designation of these contracts as normal purchase contracts, we do not expect to recognize mark-to-market gains or losses in future periods. Our purchase commitments for energy under normal purchase contracts at December 31, 2007, were $16.7 million for 1.2 million MBTU of natural gas and $1.0 million for 12.8 million KWh of electricity.

We also manage a portion of our exposure to market risk for changes in the pricing of certain raw material commodities using derivative instruments. We hedge our exposure principally through swap arrangements that allow us to fix the price of the commodities for future purchases. These swap arrangements are settled in cash at their maturities. We mark these contracts to fair value and recognize the resulting gains or losses as other comprehensive income. After the contracts mature and the materials are sold, the gains and losses are recognized as a part of cost of sales. We recognized net gains of $1.5 million in 2007 and $5.3 million in 2006 in cost of sales related to these swaps. At December 31, 2007, $2.1 million of losses remained in accumulated other comprehensive income (loss) and inventories. We do not expect any change in our commodity risk policies or in the nature of the transactions we enter into to mitigate commodity market risk.

Precious metals (primarily silver, gold, platinum and palladium) represent a significant portion of raw material costs in our Electronic Materials and our Color and Glass Performance Materials products. Sometimes when an order for these products is placed, the customer requests a fixed price for the precious metals content. In these instances, we enter into a fixed price sales contract to establish the cost for the customer at the estimated future delivery date. At the same time, we enter into a forward purchase arrangement with a precious metals supplier to completely cover the value of the fixed price sales contract. U.S. precious metal contracts entered into prior to November 2007 and all non-U.S. precious metal contracts are marked to fair value at the end of each reporting period, and the resulting gains or losses are recognized as miscellaneous income or expense, respectively. We recognized $0.6 million of net gains in 2007 and $0.1 million of net losses in 2006. Beginning November 2006, we designated new U.S. precious metal contracts as normal purchase contracts, which are not marked to market. Our purchase commitment for precious metals under normal purchase contracts at December 31, 2007, was $6.9 million for 0.5 million troy ounces.

Impact of Newly Issued Accounting Standards

On January 1, 2008, we adopted FASB Statement No. 157, Fair Value Measurements, (“FAS No. 157”), FASB Staff Position No. FAS 157-1, Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement Under Statement 13, (“FSP No. FAS 157-1”), and FASB Staff Position No. FAS 157-2, Effective Date of FASB Statement No. 157, (“FSP No. FAS 157-2”). FAS No. 157 defines fair value, establishes a framework and gives guidance regarding the methods used for measuring fair value, and expands disclosures about fair value measurements, but does not require any new fair value measurements. FSP No. FAS 157-1 excludes FASB Statement No. 13, Accounting for Leases, (“FAS No. 13”) as well as other accounting pronouncements that address fair value measurement on lease classification or measurement under FAS No. 13 from the scope of FAS No. 157. FSP No. FAS 157-2 delays the effective date of FAS No. 157 for all nonrecurring fair value measurements of nonfinancial assets and nonfinancial liabilities until fiscal years beginning after November 15, 2008. The portions of these pronouncements that were not delayed were adopted prospectively, and their adoption reduced the disclosed fair value of our borrowings under the revolving credit and term loan facilities and reduced the carrying value of our interest rate swaps. We are currently evaluating the impact on our consolidated financial statements of adopting the deferred portions of these pronouncements on January 1, 2009.

On January 1, 2008, we adopted the measurement provisions of FASB Statement No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R), (“FAS No. 158”). The measurement provisions require companies to measure defined benefit plan assets and obligations as of the annual balance sheet date. Previously, we used September 30 as the measurement date for U.S. pension and other postretirement benefits. We have elected to use the September 30, 2007, measurement of assets and benefit obligations to calculate the fiscal year 2008 expense. Expense for the gap period from September 30 to December 31 is recognized as of January 1, 2008, as a charge of $0.5 million, net of tax, to retained earnings and a credit of $0.4 million, net of tax, to accumulated other comprehensive income.

On January 1, 2008, we adopted FASB Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115, (“FAS No. 159”). This statement permits us to choose, at specified election dates, to measure eligible items at fair value (the “fair value option”). For items for which the fair value option has been elected, we would report unrealized gains and losses in earnings at each subsequent reporting date and recognize up-front costs and fees in earnings as incurred. We have not elected to measure any eligible items at fair value, and we do not have any current plans to do so. Therefore, adoption of FAS No. 159 did not have an effect on our consolidated financial statements.

On January 1, 2008, we adopted Emerging Issues Task Force Issue No. 06-11, Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards, (“EITF No. 06-11”). EITF No. 06-11 requires that the income tax benefit from dividends that are charged to retained earnings and paid to employees for nonvested equity shares be recognized as an increase to paid-in capital. Previously, we recognized this income tax benefit as an increase to retained earnings. Beginning in 2008, we report this income tax benefit as an increase to paid-in capital.

In December 2007, the FASB issued Statement No. 141(R), Business Combinations, (“FAS No. 141(R)”) and Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51, (“FAS No. 160”). These statements change the way that companies account for business combinations and noncontrolling interests (e.g., minority interests). Both standards are to be applied prospectively for fiscal years beginning after December 15, 2008. However, FAS No. 160 requires entities to apply the presentation and disclosure requirements retrospectively to comparative financial statements. In 2009, we will retrospectively reclassify the amount of minority interests in consolidated subsidiaries to equity and separately report the amount of net income or loss attributable to minority interests.

In March 2008, the FASB issued Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133, (“FAS No. 161). This Statement requires enhanced disclosures about an entity’s derivative and hedging activities. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This Statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption. We do not expect the adoption of FAS No. 161 to have a material impact on our consolidated financial statements.

In April 2008, the FASB issued Staff Position No. FAS 142-3, Determination of the Useful Life of Intangible Assets, (“FSP No. FAS 142-3”). This pronouncement amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, Goodwill and Other Intangible Assets. FSP No. FAS 142-3 is to be applied prospectively and is effective for financial statements issued for fiscal years beginning after December 15, 2008, with early adoption prohibited. We are currently evaluating its effect on our financial statements.

BUSINESS

History, Organization and Products

Ferro Corporation was incorporated in Ohio in 1919 as an enameling company. Today, we believe that we are a leading producer of specialty materials and chemicals that are sold to a broad range of manufacturers who, in turn, make products for many end-use markets. In approximately 50 manufacturing sites around the world, we produce the following types of products:

•	Inorganic specialty products — Ceramic glaze coatings, ceramic colors, porcelain enamel coatings, inorganic pigments, glass decorating enamels, specialty glazes, precious metal preparations and forehearth colors;

•	Organic specialty products — Heat and light stabilizers, plasticizers and plastic lubricants, specialty plastics, high-potency active pharmaceutical ingredients, and other fine chemicals and pharmaceuticals; and

•	Electronic materials — Ceramic dielectric powders; conductive pastes and powders; electronic and specialty glasses; pastes, powders and tapes for thick film; and surface finishing compounds.

We refer to our products as performance materials and chemicals because we formulate them to perform specific functions in the manufacturing processes and end products of our customers. The products we develop often are delivered to our customers in combination with customized technical service. The value of our products stems from the value they create in actual use. We develop and deliver innovative products to our customers through our key strengths in:

•	Particle Engineering — Our ability to design and produce very small particles made of a broad variety of materials, with precisely controlled characteristics of shape, size and size distribution. We understand how to disperse these particles within liquid, paste and gel formulations.

•	Color and Glass Science — Our understanding of the chemistry required to develop and produce pigments that provide color characteristics ideally suited to customers’ applications. We have demonstrated an ability to provide glass-based coatings with properties that precisely meet customers’ needs in a broad variety of applications.

•	Surface Chemistry and Surface Application Technology — Our understanding of chemicals and materials used to develop products and processes that involve the interface between layers and the surface properties of materials.

•	Product Formulation — Our ability to develop and manufacture combinations of materials that deliver specific performance characteristics designed to work within customers’ particular manufacturing processes.

We deliver these key technical strengths to our customers in a way that creates additional value through our integrated applications support. Our applications support personnel are involved in our customers’ material specification and evaluation, product design and manufacturing process characterization in order to help customers optimize the efficient and cost-effective application of our products.

We divide our operations into eight business units, which comprise six reportable business segments. We have grouped these segments by their product group below:

Inorganic Specialties	Organic Specialties	Electronic Materials(3)
• Tile Coating Systems(1)	• Polymer Additives
• Porcelain Enamel(1)	• Specialty Plastics
• Color and Glass Performance Materials	• Pharmaceuticals(2)
• Fine Chemicals(2)

(1)	Tile Coating Systems and Porcelain Enamel are combined into one reportable business segment, Performance Coatings, for financial reporting purposes.

(2)	Pharmaceuticals and Fine Chemicals are combined into one reportable business segment, Other Businesses, for financial reporting purposes.

(3)	Electronic Materials segment is its own distinct product group.

Markets and Customers

Ferro’s products are used in a variety of product applications in markets including:

•	Electronics

•	Alternative energy generation

•	Appliances

•	Automotive

•	Building and renovation

•	Household furnishings

•	Containers

•	Industrial products

•	Pharmaceuticals

•	Telecommunications

Many of our products are used as coatings on our customers’ products, such as glazes and decorations on tile, glass and dinnerware. Other products are applied as films in products such as solar cells and other electronic components. Still other products are added to other ingredients during our customers’ manufacturing processes to provide desirable properties to the end product. Often, our products are a small portion of the total cost of our customers’ products, but they can be critical to the appearance or functionality of those products.

Our leading customers include manufacturers of tile, major appliances, construction materials, automobile parts, glass, bottles, vinyl flooring and wall coverings, multi-layer capacitors, solar cells, batteries, and pharmaceuticals. Many of our customers, including makers of major appliances and automobile parts, purchase materials from more than one of our business units. Our customer base is well diversified both geographically and by end market.

We generally sell our products directly to our customers. However, a portion of our business uses indirect sales channels, such as distributors, to deliver products to market. In 2007, no single customer or related group of customers represented more than 10% of net sales. In addition, none of our reportable segments is dependent on any single customer or related group of customers.

Backlog of Orders and Seasonality

Generally, there is no significant lead time between customer orders and delivery in any of our business segments. As a result, we do not consider that the dollar amount of backlogged orders believed to be firm is material information for an understanding of our business. We also do not regard any material part of our business to be seasonal. However, customer demand has historically been higher in the second quarter when building and renovation markets are particularly active, and this quarter is normally the strongest for sales and operating profit.

Competition

In most of our markets, we have a substantial number of competitors, none of which is dominant. Due to the diverse nature of our product lines, no single competitor directly matches all our product offerings. Our competition varies by product and by region, and is based primarily on price, product quality and performance, customer service and technical support, and our ability to develop custom products to meet specific customer requirements.

We believe that we are a worldwide leader in the production of glass enamels, porcelain enamels and ceramic glaze coatings. There is strong competition in our markets, ranging from large multinational corporations to local producers. While many of our customers purchase custom products and formulations from us, our customers could generally buy from other sources, if necessary.

Raw Materials and Supplier Relations

Raw materials widely used in our operations include:

Metal Oxides:(1)	Precious and Non-precious Metals:(3)
• Zinc oxide	• Gold
• Cobalt oxide	• Platinum
• Lead oxide	• Palladium
• Aluminum oxide	• Silver
• Nickel oxide	• Titanium
• Chromium
Polymers:(2)	• Copper
• Polypropylene	• Bismuth
• Unsaturated polyester	• Lithium
• Polystyrene	• Zinc

Other Inorganic Materials:	Other Organic Materials:(4)
• Zircon(1)	• Phthalic anhydride
• Feldspar(1)	• Toluene
• Silica(1)	• Butanol
• Titanium dioxide(2)	• Tallow
• Fiberglass(2)	• Soybean oil
• Boron(3)

(1)	Primarily used by Color and Glass Performance Materials, Tile Coating Systems and Porcelain Enamel.

(2)	Primarily used by Specialty Plastics.

(3)	Primarily used by Electronic Materials, Color and Glass Performance Materials and Fine Chemicals.

(4)	Primarily used by Polymer Additives.

These raw materials make up a large portion of our product costs in certain of our product lines, and fluctuations in the cost of raw materials may have a significant impact on the financial performance of the related businesses. We attempt to pass through to our customers raw material cost fluctuations, including those related to precious metals.

We have a broad supplier base and, in many instances, multiple sources of essential raw materials are available worldwide if problems arise with a particular supplier. We maintain many comprehensive supplier agreements for strategic and critical raw materials. In addition, the magnitude of our purchases provides for leverage in negotiating favorable conditions for supplier contracts. We did not encounter raw material shortages in 2007, but we are subject to volatile raw material costs that can affect our results of operations.

Environmental Matters

As part of the production of some of our products, we handle, process, use and store hazardous materials. As a result of this, we operate manufacturing facilities that are subject to a broad array of environmental laws and regulations in the countries in which they operate, particularly for plant wastes and emissions. The costs to comply with complex environmental laws and regulations are significant and will continue for the industry and us for the foreseeable future. These routine costs are expensed as they are incurred. While these costs may increase in the future, they are not expected to have a material impact on our financial position, liquidity or results of operations. We believe that we are in compliance with the environmental regulations to which our operations are subject and that, to the extent we may not be in compliance with such regulations, non-compliance will not have a materially adverse effect on our financial position, liquidity or results of operations.

Our policy is to operate our plants and facilities in a manner that protects the environment and the health and safety of our employees and the public. We intend to continue to make expenditures for environmental protection and improvements in a timely manner consistent with available technology. Capital expenditures for environmental control were $11.6 million in 2007, $6.2 million in 2006, and $3.3 million in 2005. These amounts pertain primarily to costs associated with environmental protection equipment. Although we cannot precisely predict future environmental capital spending, we do not expect the costs to have a material impact on our financial position, liquidity or results of operations.

We also accrue for environmental remediation costs when it is probable that a liability has been incurred and we can reasonably estimate the amount. We determine the timing and amount of any liability based upon assumptions regarding future events, and inherent uncertainties exist in such evaluations primarily due to unknown conditions, changing governmental regulations and legal standards regarding liability, and evolving technologies. We adjust these liabilities periodically as remediation efforts progress, the nature and extent of contamination becomes more certain, or as additional technical or legal information becomes available.

Research and Development

We are involved worldwide in research and development activities relating to new and existing products, services and technologies required by our customers’ continually changing markets. Our research and development resources are organized into centers of excellence that support our regional and worldwide major business units. We also conduct research and development activities at our Posnick Center for Innovative Technology in Independence, Ohio. These centers are augmented by local laboratories, which provide technical service and support to meet customer and market needs of particular geographic areas.

Expenditures for research and development activities for continuing operations were approximately $36.9 million in 2007, $42.6 million in 2006, and $38.4 million in 2005. Expenditures for individual customer requests for research and development were not material. During 2008, we expect to spend approximately $47.9 million on research and development.

Patents, Trademarks and Licenses

We own a substantial number of patents and patent applications relating to our various products and their uses. While these patents are of importance to us, we do not believe that the invalidity or expiration of any single patent or group of patents would have a material adverse effect on our businesses. Our patents will expire at various dates through the year 2027. We also use a number of trademarks that are important to our businesses as a whole or to a particular segment. We believe that these trademarks are adequately protected.

Employees

At December 31, 2007, we employed 6,275 full-time employees, including 4,228 employees in our foreign consolidated subsidiaries and 2,047 in the United States (“U.S.”) Total employment decreased 139 in our foreign subsidiaries and 246 in the U.S. from the prior year end due to our various restructuring and cost reduction programs, including the partial closure and subsequent divestiture of our Electronic Material’s facility in Niagara Falls, New York.

Collective bargaining agreements cover approximately 18.2% of our U.S. workforce. Approximately 9.3% of the U.S. employees are affected by labor agreements that expire in 2008, and we expect to complete renewals of these agreements with no significant disruption to the related businesses. We consider our relations with our employees, including those covered by collective bargaining agreements, to be good.

Our employees in Europe have protections afforded them by local laws and regulations through unions and works councils. Some of these laws and regulations may affect the timing, amount and nature of restructuring and cost reduction programs in that region.

Domestic and Foreign Operations

Financial information about our domestic and foreign operations by segment is included herein in Note 17 to the consolidated financial statements under Item 8 of the Annual Report incorporated by reference into this prospectus supplement and the accompanying prospectus. More than 50% of our net sales are outside of the U.S. Our customers represent more than 30 industries and operate in approximately 100 countries.

We began international operations in 1927. Our products are produced and distributed through our subsidiaries in the following countries:

Wholly-owned:
• Argentina	• China	• Japan	• Spain
• Australia	• France	• Mexico	• Taiwan
• Belgium	• Germany	• Netherlands	• Thailand
• Brazil	• Italy	• Portugal	• United Kingdom
Majority-owned and Controlled:
• China	• Italy	• South Korea	• Venezuela
• Indonesia	• Spain	• Thailand

Our U.S. parent company receives technical service fees and/or royalties from many of its foreign subsidiaries. As a matter of corporate policy, the foreign subsidiaries have historically been expected to remit a portion of their annual earnings to the U.S. parent company as dividends. To the extent earnings of foreign subsidiaries are not remitted to the U.S. parent company, those earnings are indefinitely re-invested in those subsidiaries.

MANAGEMENT

Directors and Executive Officers

The following table provides the names, ages and positions of our directors and executive officers as of June 1, 2008. Biographical information with respect to each individual is provided after the table. No family relationship exists between any of Ferro’s executive officers or directors.

Name	Age	Position(s)

W. Thomas Austin	57	Vice President, Operations
Sallie B. Bailey	48	Vice President and Chief Financial Officer
James C. Bays	58	Vice President, General Counsel and Secretary
Ann E. Killian	53	Vice President, Human Resources
James F. Kirsch	50	Chairman, President and Chief Executive Officer
Michael J. Murry	56	Vice President, Inorganic Specialties
Barry D. Russell	43	Vice President, Electronic Material Systems
Peter T. Thomas	52	Vice President Organic Specialties
Michael H. Bulkin	69	Director
Sandra Austin Crayton	60	Director
Richard J. Hipple	55	Director
Jennie S. Hwang, Ph.D.	61	Director
William B. Lawrence	63	Director
Michael F. Mee	65	Director
Perry W. Premdas	55	Director
William J. Sharp	66	Director
Dennis W. Sullivan	69	Director

W. Thomas Austin became Vice President, Operations in 2007. Prior to that, Mr. Austin was Global Operations Director for Chlor-Vinyls Business for The Dow Chemical Company, a manufacturer of basic and specialty chemicals and plastics, a position that Mr. Austin held from 1998 until his retirement in 2003.

Sallie B. Bailey has been Vice President and Chief Financial Officer since 2007. Prior to her position with Ferro Corporation, and since 2003, Ms. Bailey was Senior Vice President-Finance and Controller at The Timken Company, an international manufacturer of highly engineered bearings and alloy steels and provider of related products and services.

James C. Bays became Vice President, General Counsel and Secretary in 2006. Mr. Bays previously served as Vice President and General Counsel since 2001.

Ann E. Killian has been Vice President, Human Resources since 2005. Prior to joining Ferro Corporation, Ms. Killian held the position of Vice President, Human Resources at W. W. Holdings, LLC, a manufacturer and distributor of doors, frames and hardware products for the commercial construction industry, since 2003.

James F. Kirsch was elected Chairman of Ferro’s Board of Directors on December 14, 2006. He was appointed Chief Executive Officer and a Director in November 2005. Mr. Kirsch joined Ferro in October 2004 as its President and Chief Operating Officer. Prior to joining Ferro, Mr. Kirsch served as President of Premix Inc. and Quantum Composites, Inc., manufacturers of thermoset molding compounds, parts and sub-assemblies for the automotive, aerospace, electrical and HVAC industries. Prior to that, from 2002 through 2004, he served as President of Quantum Composites. From 2000 through 2002, he served as President and director of Ballard Generation Systems and Vice President for Ballard Power Systems in Burnaby, British Columbia, Canada. Mr. Kirsch started his career with The Dow Chemical Company, where he spent 19 years and held various positions of increasing responsibility, including global business director of Propylene Oxide and Derivatives and Global Vice President of Electrochemicals.

Michael J. Murry became Vice President, Inorganic Specialties in 2006. He served as Vice President, Performance Coatings since 2005. Prior to joining Ferro Corporation, Mr. Murry was President, Chief Executive Officer, and Director of Catalytica Energy Systems, Inc., a provider of products that reduce nitrogen oxides (NOx) emissions for the transportation and power generation industries, a position he held since 2003.

Barry D. Russell has been Vice President, Electronic Material Systems since 2006. Prior to his position with Ferro Corporation, and since 2004, Mr. Russell was Group Vice President and General Manager, Electronic Materials of Honeywell International, a provider of aerospace products and services; control technologies for buildings, homes, and industry; turbo chargers; automotive products; and specialty materials. Prior to that, Mr. Russell served as Business Director and General Manager, Specialty Additives of Honeywell International, since 2002.

Peter T. Thomas has been Vice President, Organic Specialties since 2006. Prior to that, he served as Vice President, Pharmaceuticals and Fine Chemicals and Polymer Additives, since 2004, and Vice President, Pharmaceuticals and Fine Chemicals, since 2003.

Michael H. Bulkin has been a member of Ferro’s Board of Directors since 1998. Mr. Bulkin is a private investor. In 1965, he joined McKinsey & Company, Inc. (an international management consulting firm). He became a principal in 1970 and was elected a director in 1976. While serving with McKinsey & Company, Mr. Bulkin held several leadership positions including Managing Director of various offices, Chairman of the Partner Evaluation and Compensation Committee and member of the Shareholders Committee, Executive Committee, Strategy Development Committee, Professional Personnel Committee and Partner Election Committee. Mr. Bulkin retired from McKinsey & Company in 1993. Mr. Bulkin also serves as a director of Bunge Limited (a global food and agribusiness company operating in the farm-to-consumer food chain). Mr. Bulkin chairs the Compensation Committee.

Sandra Austin Crayton has been a member of Ferro’s Board of Directors since 1994. She is a Managing Director with Alvarez and Marsal, a professional services firm. Ms. Crayton joined the firm in January 2006. Prior to that, Ms. Crayton was President and Chief Executive Officer of PhyServ, LLC, a health care billing, collections, receivables and information company. Ms. Crayton was appointed Senior Vice President and General Manager of the Medical/Surgical and Psychiatry Management Centers of University Hospitals of Cleveland in 1988. From 1990 to 1994, she served as Executive Vice President and Chief Operating Officer of The University of Chicago Hospitals. In 1994, she was appointed President of Caremark Clinical Management Services, a division of Caremark Rx, Inc. In 1995, Ms. Crayton was named President of Caremark Physician Services, a division of Caremark, Inc., which provides physician practice management services. Between 1997 and 1999, Ms. Crayton was President and Chief Executive Officer of Sedona Health Care Group, Inc. In 1999, she became President and Chief Executive Officer of PhyServ LLC and retired from that position on June 1, 2001, when the company was sold. Ms. Crayton serves on the Finance and Governance & Nomination Committees.

Richard J. Hipple has been a member of Ferro’s Board of Directors since 2007. He is the Chairman of the Board, President and Chief Executive Officer of Brush Engineered Materials Inc., a manufacturer of high-performance engineered materials. Mr. Hipple has served as Chairman of the Board and Chief Executive Officer of Brush since May 2006 and President of Brush since May 2005. Mr. Hipple was Vice President of Strip Products of Brush from July 2001 until May 2002, when he became President of Alloy Products of Brush. Prior to joining Brush, Mr. Hipple was President of LTV Steel Company, a business unit of the LTV Corporation. Mr. Hipple serves on the Compensation and Finance Committees.

Jennie S. Hwang, Ph.D., has been a member of Ferro’s Board of Directors since 2001. Dr. Hwang has over 30 years of experience in materials, electronics and chemical coatings through her management and/or ownership of businesses. She has served as the President of H-Technologies Group since 1994, encompassing international business, worldwide manufacturing services, intellectual property management and joint ventures. Dr. Hwang was also the Chief Executive Officer of International Electronic Materials Corporation (a manufacturing company she founded, which was later acquired). Prior to establishing these companies, Dr. Hwang held various senior executive positions with Lockheed Martin Corp., SCM Corp., and The Sherwin-Williams Company. Dr. Hwang holds a Ph.D. in engineering and two M.S. degrees in liquid crystals and chemistry. She has served as National President of the Surface Mount Technology Association and in other global leadership positions and is a worldwide speaker and author of more than 300 publications and several internationally used textbooks on leading technologies and global market thrusts. Dr. Hwang has been elected to the National Academy of Engineering and International Hall of Fame (Women in Technology) and is a board member of Second Bancorp, Inc. (a bank holding company), Singapore Asahi Chemical Industries, Pte. Ltd. (a Singapore chemical company) and Case Western Reserve University. Dr. Hwang serves on the Audit and Governance & Nomination Committees.

William B. Lawrence has been a member of Ferro’s Board of Directors since 1999. Before the sale of TRW Inc. to Northrop Grumman in December 2002 and his retirement from TRW in February 2003, Mr. Lawrence served as TRW’s Executive Vice President, General Counsel & Secretary. TRW was a provider of advanced technology products and services for the global automotive, aerospace and information systems markets. Mr. Lawrence first joined TRW in 1976 as counsel specializing in securities and finance. He held positions of increasing responsibility within the TRW law department until his appointment as TRW’s Executive Vice President of Planning, Development and Government Affairs in 1989 and a member of TRW’s Management Committee. In 1997, Mr. Lawrence was named to the additional position of Executive Vice President, General Counsel & Secretary. Mr. Lawrence also serves as a director of Brush Engineered Materials Inc. (a manufacturer of high-performance engineered materials). Mr. Lawrence serves on the Audit and Compensation Committees and chairs the Governance & Nomination Committee.

Michael F. Mee has been a member of Ferro’s Board of Directors since 2001. At the time of his retirement in March 2001, Mr. Mee served as Executive Vice President and Chief Financial Officer of Bristol-Myers Squibb Company, a pharmaceutical and related health care products company. Mr. Mee joined Bristol-Myers Squibb in 1994 as its Chief Financial Officer and later assumed additional responsibility for Corporate Development and Global Business Services. In 1999, he was made Executive Vice President and became a member of the Office of the Chairman in 2000. Before joining Bristol-Myers Squibb, Mr. Mee was involved in the reorganization of Wang Laboratories as Chairman of the Board and earlier as Executive Vice President and Chief Financial Officer of the company. Prior to joining Wang Laboratories in 1990, Mr. Mee had positions of increasing responsibility with Norton Company, Monsanto Company and Chrysler Corporation. Mr. Mee also serves as a director of Lincoln National Corporation (an insurance and financial services company). Mr. Mee serves on the Compensation Committee and chairs the Finance Committee.

Perry W. Premdas has been a member of Ferro’s Board of Directors since 2007. From 1999 to 2004, Mr. Premdas served as the chief financial officer and a member of the Board of Management of Celanese AG, a worldwide leader in chemical products, acetate fiber, technical polymers and performance products headquartered in Germany. From 1976 to 1998, Mr. Premdas held management and financial positions of increasing responsibility with Celanese Corporation and Hoechst AG, including chief financial officer roles at Hoechst Celanese Corporation and Centeon LLC. Mr. Premdas is also a director of Compass Minerals International, Inc. (a salt and specialty fertilizer company) and Balchem Corporation (a developer, manufacturer and marketer of specialty performance ingredients and products for the nutritional, feed and medical sterilization industries). Mr. Premdas serves on the Audit and Finance Committees.

William J. Sharp has been a member of Ferro’s Board of Directors since 1998. Mr. Sharp serves as a consultant to various private equity groups. In 2001, Mr. Sharp retired as President of North American Tire for The Goodyear Tire & Rubber Company, a tire, engineered rubber products and chemicals manufacturer. Mr. Sharp began his career with Goodyear in 1964. Following various assignments in the United States and abroad, he was named Director of European Tire Production in 1984. He was appointed Vice President of Tire Manufacturing in 1987 and later Executive Vice President of Product Supply in 1991. In 1992, he became President and General Manager of Goodyear’s European Regional Operations. He was elected President of Goodyear Global Support Operations in 1996. Mr. Sharp is also a director of Jiangsu Xingda Tyre Cord Co. Ltd. (a Chinese tire component supplier), 2020 ChinaCap Acquirco, Inc. (a special purpose acquisition company) and Theotino, Inc. (a software platform for online work collaboration and services trading). Mr. Sharp chairs the Audit Committee and serves on the Compensation and Finance Committees.

Dennis W. Sullivan has served on Ferro’s Board of Directors since 1992. Mr. Sullivan retired as Executive Vice President of Parker Hannifin Corporation, a producer of motion and control components for commercial, industrial and aerospace markets, on December 31, 2003. Mr. Sullivan began his career with Parker in 1960. He became Group Vice President in 1972, President of the Fluid Connectors Group in 1976, Corporate Vice President in 1978, President of the Fluidpower Group in 1979 and President of the Industrial Sector in 1980. He became an Executive Vice President of Parker in 1981. Mr. Sullivan was formerly a director of Parker Hannifin and of KeyCorp (a bank-based financial services company). Mr. Sullivan serves on the Audit and the Governance & Nomination Committees.

SHAREHOLDINGS

Stock Ownership by Directors, Executive Officers and Employees

Ferro encourages share ownership by its directors and executive officers and has ownership guidelines based on base compensation or fees and position within the Company. The information below shows beneficial ownership of Ferro common stock by (i) each director, (ii) each executive officer named in the Summary Compensation Table contained in Ferro’s proxy statement for its 2008 annual meeting of shareholders, and (iii) all directors and executive officers as a group. Except as otherwise noted, each person has sole voting and investment power as to his or her shares of common stock. (The information set forth below is as of March 3, 2008.)

		Shares of Common
	Shares of Common	Stock Underlying
	Stock Owned	Options Exercisable		Series A ESOP
	Directly or	Within 60 Days of	Total Shares of	Convertible
	Indirectly	Record Date	Common Stock	Preferred Stock

Michael H. Bulkin(1)	36,370	35,250	71,620	0
Sandra Austin Crayton(1)	16,729	35,250	51,979	0
Richard J. Hipple	0	0	0	0
Jennie S. Hwang(1)	15,874	25,250	41,124	0
James F. Kirsch(2)	234,000	201,250	435,250	0
William B. Lawrence(1)	14,660	30,250	44,910	0
Michael F. Mee(1)	22,866	27,750	50,616	0
Perry W. Premdas(1)	7,858	0	7,858	0
William J. Sharp(1)	25,313	35,250	60,563	0
Dennis W. Sullivan(1)	39,231	35,250	74,481	0
Officers Named in Summary Compensation Table
Sallie B. Bailey(2)	49,450	8,250	57,700	0
Thomas M. Gannon(3)	3,074	0	3,074	0
James C. Bays(2)	61,114	165,875	226,989	0
Michael J. Murry(2)	45,450	40,750	86,200	0
Barry D. Russell(2)	43,700	37,625	81,325	0
17 Directors and Executive Officers as a Group(4)	696,987	749,275	1,446,262	0

(1)	Shares of common stock reported above do not include 3,800 deferred stock units awarded to all non-executive Directors on February 28, 2008 because no voting rights are conferred with the deferred stock units. The deferred stock units will be converted to common stock after a one-year vesting period and are subject to forfeiture if the recipient is no longer serving as a director at the end of the deferral period except in the case of retirement, disability or death.

(2)	Shares of common stock reported above include 186,000, 38,650, 42,500, 37,850 and 36,500 performance shares awarded to Mr. Kirsch, Ms. Bailey, Mr. Bays, Mr. Murry, and Mr. Russell, respectively, with regard to the 2005-2007, 2006-2008, 2007-2009 and 2008-2010 performance periods (all of which shares of common stock are subject to forfeiture under our Long-Term Incentive Plan or “LTIP”), as well as 48,000, 10,800, 7,200, 7,200 and 7,200 restricted shares of common stock awarded to Mr. Kirsch, Ms. Bailey, Mr. Bays, Mr. Murry, and Mr. Russell, respectively, under the LTIP, but do not include 9,056, 1,047, 4,249, 2,663, 1,790 and 2,578 “phantom” shares held for the accounts of to Mr. Kirsch, Ms. Bailey, Mr. Bays, Mr. Murry, and Mr. Russell, respectively, in our Supplemental Deferred Compensation Plan.

(3)	Mr. Gannon left the company in January 2007.

(4)	Shares reported above include 409,925 performance shares awarded to the executive officers with regard to the 2005-2007, 2006-2008, 2007-2009 and 2008-2010 performance (all of which shares of common stock are subject to forfeiture under the terms of the respective plans), as well as 92,400 restricted shares of common stock, but do not include 23,008 “phantom” shares held for the accounts of the executive officers in the Supplemental Executive Defined Contribution Plan.

As a group, current directors and officers have beneficial ownership of 3.25% of Ferro’s outstanding common stock. This percentage includes shares of common stock that would be issued if the directors and officers exercised all stock options vested within 60 days after March 3, 2008. None of our current directors or executive officers own any of the outstanding shares of Series A ESOP Convertible Preferred Stock.

Stock Ownership by Other Major Shareholders

The following table sets forth information about each person known by us as of March 18, 2008 to be the beneficial owner of more than 5% of Ferro’s outstanding common stock or shares convertible into common stock.

	Nature and Amount of	Percentage of
	Beneficial Ownership	Outstanding
Name and Address of Beneficial Owner	(Shares of Common Stock)	Common Stock

Mario J. Gabelli and related entities(1) One Corporate Center Rye, New York 10017	6,143,703	14.1%
Jeffrey L. Gendell and related entities(2) 55 Railroad Avenue Greenwich, Connecticut 06830	4,333,174	9.96%
Wellington Management Company, LLP and related entities(3) 75 State Street Boston, Massachusetts 02109	3,742,100	8.60%
Deutsche Bank AG(4) Theodor-Heuss-Allee 70 60468 Frankfurt am Main Federal Republic of Germany	3,039,685	6.98%
Dimensional Fund Advisors LP(5) 1299 Ocean Avenue Santa Monica, CA 90401	2,839,932	6.52%

(1)	We obtained the information regarding share ownership from Schedule 13F filed February 13, 2008, by Mario J. Gabelli and related entities, which reported sole voting power as to 6,005,203 shares of common stock, shared voting power with respect to 5,000 shares of common stock and sole dispositive power as to 6,143,703 shares of common stock as of December 31, 2007.

(2)	We obtained the information regarding share ownership from Schedule 13G/A filed on January 25, 2008, by Tontine Partners, L.P., Tontine Management, L.L.C., Tontine Overseas Associates, L.L.C., Tontine Capital Partners, L.P., Tontine Capital Management, L.L.C. and Jeffrey L. Gendell, which reported shared voting and dispositive power with respect to an aggregate of 4,333,174 shares of common stock as of December 31, 2007.

(3)	We obtained the information regarding share ownership from the Schedule 13G/A filed on February 14, 2008, by Wellington Management Company, LLP, which reported shared voting power as to 2,219,400 shares of common stock, shared dispositive power as to 3,695,900 shares of common stock and 3,742,100 shares of common stock are deemed to be beneficially owned (due to its capacity as investment adviser to its clients) as of December 31, 2007.

(4)	We obtained the information regarding share ownership from the Schedule 13G filed on February 7, 2008, by Deutsche Bank AG, Deutsche Bank AG, London Branch and Deutsche Bank Securities Inc., which reported sole voting power and sole dispositive power as to 3,039,685 shares of common stock.

(5)	We obtained the information regarding share ownership from the Schedule 13G/A filed on February 6, 2008, by Dimensional Fund Advisors LP. Dimensional Funds Advisors LP is a registered investment advisor and serves as investment advisor or manager to four funds that own the shares of common stock and reported sole voting power as to 2,839,320 shares of common stock and sole dispositive power as to 2,839,320 shares of common stock as of December 31, 2007. Dimensional Fund Advisors LP; however, disclaims beneficial interest of the shares of common stock.

FINANCING TRANSACTION

We expect to use all of the net proceeds from this offering and available cash, including borrowings under our revolving credit facility, to purchase or redeem all of the $200 million of aggregate principal amount of our 9 1/8% Senior Notes that are tendered in connection with the tender offer or redemption described below, to pay accrued and unpaid interest on all such indebtedness, to pay all premiums and transaction expenses associated therewith and any remainder for general corporate purposes.

On June 20, 2008, we commenced a tender offer to purchase for cash any and all of the $200 million in aggregate principal amount of our outstanding 9 1/8% Senior Notes, and, in connection therewith, we are also soliciting consents to amend the indenture governing such notes to, among other things, eliminate certain of the restrictive covenants (other than the covenants to pay the principal of, and interest on, the 9 1/8% Senior Notes when due) and eliminate or modify certain events of default. If less than all of the outstanding principal amount of the 9 1/8% Senior Notes is tendered and purchased by us in the tender offer (including due to our termination of the tender offer), we expect to redeem any 9 1/8% Senior Notes that remain outstanding as soon as practicable following the consummation (or termination) of the tender offer, subject to applicable notice requirements.

The tender offer will expire at 5:00 p.m., New York City time, on July 18, 2008 (the “Expiration Date”), unless extended or terminated earlier by us. Each holder who validly tenders its 9 1/8% Senior Notes and delivers consents on or prior to 5:00 p.m., New York City time, on July 3, 2008 (the “Consent Date”) will be entitled to a consent payment, as described below. We reserve the right to terminate, withdraw or amend the tender offer and consent solicitation at any time subject to applicable law.

The total consideration for each $1,000 principal amount of 9 1/8% Senior Notes validly tendered and not withdrawn prior to the Consent Date, and accepted for purchase pursuant to the tender offer will be determined as specified in the tender offer documents and will be equal to the present value, minus accrued interest, on the applicable payment date for the tender of 9 1/8% Senior Notes of (i) $1,000 on the maturity date of the 9 1/8% Senior Notes and (ii) the remaining scheduled interest payments on such 9 1/8% Senior Notes after the payment date for the tender of 9 1/8% Senior Notes to January 1, 2009 (the “Redemption Date”). The consideration will be determined using a basis of a yield to the Redemption Date equal to the sum of (A) the yield on the 4.75% U.S. Treasury note due December 31, 2008 (the “Reference Treasury Security”), as calculated by Credit Suisse Securities (USA) LLC (“Credit Suisse”), acting as dealer manager, in accordance with standard market practice, based on the bid side price for the Reference Treasury Security on the price determination date, as described in the tender offer documents, plus (B) a fixed spread of 50 basis points. We will pay accrued and unpaid interest up to, but not including, the applicable payment date. This consideration includes a consent payment of $15.00 per $1,000 principal amount of the 9 1/8% Senior Notes that will only be payable in respect of 9 1/8% Senior Notes that are accepted for payment and that were validly tendered with consents delivered and not withdrawn on or prior to the Consent Date.

DESCRIPTION OF THE NOTES

You can find the definitions of certain terms used in this description under the subheading “Certain Definitions.” In this description, the word “Company” refers only to Ferro Corporation and not to any of its Subsidiaries.

The Company will issue the notes under a base indenture between itself and U.S. Bank National Association, as trustee, as supplemented by a supplemental indenture (the “supplemental indenture”) among the Company and the trustee, which supplemental indenture will restate in their entirety the terms of the base indenture as supplemented by the supplemental indenture. In this description, the term “indenture” refers to the base indenture as supplemented by the supplemental indenture. The terms of the notes will include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended.

The following description is a summary of the material provisions of the indenture. It does not restate that agreement in its entirety. We urge you to read the indenture because it, and not this description, defines your rights as holders of the notes. We have filed copies of the indenture, which has been incorporated by reference as an exhibit to the registration statement of which this prospectus supplement is part. Certain defined terms used in this description but not defined below under “— Certain Definitions” have the meanings assigned to them in the indenture.

The registered holder of a note will be treated as the owner of it for all purposes. Only registered holders will have rights under the indenture.

Brief Description of the Notes

The Notes

The notes:

•	will be general unsecured, senior obligations of the Company;

•	will be pari passu in right of payment with all existing and future senior Indebtedness of the Company, including borrowings under the senior credit facility;

•	will be senior in right of payment to any future subordinated Indebtedness of the Company;

•	will not be guaranteed by any of the Company’s Subsidiaries.

The notes will be effectively subordinated to all borrowings under the senior credit facility, which are secured by substantially all the assets of the Company. See “Risk Factors — The notes are unsecured and effectively junior to the claims of any secured creditors.” As of March 31, 2008, we had outstanding approximately $5.6 million of unsecured indebtedness with which the notes would rank equally. After giving effect to the Financing Transaction, as of March 31, 2008, the notes would have been effectively subordinated to approximately $343.8 million of secured indebtedness, which includes capital lease obligations of $9.0 million.

Because the notes will not be guaranteed by any of the Company’s Subsidiaries, the notes will also be structurally subordinated to all the liabilities of the Company’s Subsidiaries, including trade payables. As of March 31, 2008, our subsidiaries had approximately $10.9 million of debt and $219.7 million of trade payables and guaranteed debt of approximately $323.4 million under our senior credit facility. Additionally, the indenture permits the Company’s Subsidiaries to incur substantial additional indebtedness. The indenture also permits the Company to make substantial investments in its Subsidiaries. See “Risk Factors — The notes are not guaranteed and will therefore be structurally junior to the existing and future liabilities of our subsidiaries, and we may not have access to the cash flow and other assets of our subsidiaries that we may need to make payment on the notes.”

In the event of a bankruptcy, liquidation or reorganization of any of the Company’s Subsidiaries, the Company’s Subsidiaries will pay the holders of their debt and their trade creditors before these Subsidiaries will be able to distribute any of their assets to the Company. The Company’s Subsidiaries generated 63% of our consolidated revenues in the twelve-month period ended March 31, 2008 and held 65% of our consolidated assets as of March 31, 2008. See “Risk Factors — The notes are not guaranteed and will therefore be structurally junior to the existing and future liabilities of our subsidiaries, and we may not have access to the cash flow and other assets of our subsidiaries that we may need to make payment on the notes.”

Principal, Maturity and Interest

The Company will issue $200.0 million in aggregate principal amount of notes in this offering. The Company may issue additional notes from time to time after this offering and such additional notes may be issued either under the supplemental indenture or one or more additional supplemental indentures. Any issuance of additional notes is subject to all of the covenants in the indenture, including the covenant described below under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock.” The notes and any additional notes subsequently issued under the same supplemental indenture will be treated as a single series for all purposes under the supplemental indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. The Company will issue notes in denominations of $2,000 and integral multiples of $1,000 in excess of $2,000. The notes will mature on          , 2016.

Interest on the notes will accrue at the rate of     % per annum and will be payable semi-annually in arrears on           and          , commencing on          , 2008. The Company will make each interest payment to the holders of record on the immediately preceding           and          .

Interest on the notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Methods of Receiving Payments on the Notes

If a holder of notes has given wire transfer instructions to the Company, the Company will pay all principal, interest and premium, if any, on that holder’s notes in accordance with those instructions. All other payments on the notes will be made at the office or agency of the paying agent and registrar within the City and State of New York unless the Company elects to make interest payments by check mailed to the noteholders at their address set forth in the register of holders.

Paying Agent and Registrar for the Notes

The trustee will initially act as paying agent and registrar. The Company may change the paying agent or registrar without prior notice to the holders of the notes, and the Company or any of its Subsidiaries may act as paying agent or registrar.

Transfer and Exchange

A holder may transfer or exchange notes in accordance with the provisions of the indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents in connection with a transfer of notes. Holders will be required to pay all taxes due on transfer. The Company will not be required to transfer or exchange any note selected for redemption. Also, the Company will not be required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed.

Optional Redemption

At any time prior to          , 2011, the Company may on any one or more occasions redeem up to 35% of the aggregate principal amount of notes issued under the indenture, upon not less than 30 nor more than 60 days’ notice, at a redemption price equal to     % of the principal amount of the notes redeemed, plus accrued and unpaid interest, if any, to the date of redemption (subject to the rights of holders of notes on the relevant record date to receive interest on the relevant interest payment date), with the net cash proceeds from an Equity Offering by the Company; provided that:

(1) at least 65% of the aggregate principal amount of notes originally issued under the indenture (excluding notes held by the Company and its Subsidiaries) remains outstanding immediately after the occurrence of such redemption; and

(2) the redemption occurs within 90 days of the date of the closing of such Equity Offering.

At any time prior to          , 2012, the Company may on any one or more occasions redeem all or a part of the notes, upon not less than 30 nor more than 60 days’ notice, at a redemption price equal to 100% of the principal amount of the notes redeemed, plus the Applicable Premium as of, and accrued and unpaid interest, if any, to the date of redemption, subject to the rights of holders of notes on the relevant record date to receive interest due on the relevant interest payment date.

Except pursuant to the preceding paragraphs, the notes will not be redeemable at the Company’s option prior to          , 2012.

On or after          , 2012, the Company may on any one or more occasions redeem all or a part of the notes, upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest, if any, on the notes redeemed, to the applicable date of redemption, if redeemed during the twelve-month period beginning on of the years indicated below, subject to the rights of holders of notes on the relevant record date to receive interest on the relevant interest payment date:

Year	Percentage

2012		%
2013		%
2014		%
2015 and thereafter	100.000%

Unless the Company defaults in the payment of the redemption price, interest will cease to accrue on the notes or portions thereof called for redemption on the applicable redemption date.

Mandatory Redemption

The Company is not required to make mandatory redemption or sinking fund payments with respect to the notes.

Governing Law

The indenture and the notes will be governed by the internal laws of the State of New York.

Repurchase at the Option of Holders

Change of Control

If a Change of Control occurs, each holder of notes will have the right to require the Company to repurchase all or any part (equal to $2,000 or an integral multiple of $1,000 in excess thereof) of that holder’s notes pursuant to a Change of Control Offer on the terms set forth in the indenture. In the Change of Control Offer, the Company will offer a Change of Control Payment in cash equal to 101% of the aggregate principal amount of notes repurchased, plus accrued and unpaid interest, if any, on the notes repurchased to the date of purchase, subject to the rights of holders of notes on the relevant record date to receive interest due on the relevant interest payment date. Within 30 days following any Change of Control, the Company will mail a notice to each holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase notes on the Change of Control Payment Date specified in the notice, which date will be no earlier than 45 days and no later than 90 days from the date such notice is mailed, pursuant to the procedures required by the indenture and described in such notice. The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the indenture by virtue of such compliance.

On the Change of Control Payment Date, the Company will, to the extent lawful:

(1) accept for payment all notes or portions of notes properly tendered pursuant to the Change of Control Offer;

(2) deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes properly tendered; and

(3) deliver or cause to be delivered to the trustee the notes properly accepted together with an officers’ certificate stating the aggregate principal amount of notes or portions of notes being purchased by the Company.

The paying agent will promptly mail to each holder of notes properly tendered the Change of Control Payment for such notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any. The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

The provisions described above that require the Company to make a Change of Control Offer following a Change of Control will be applicable whether or not any other provisions of the indenture are applicable. Except as described above with respect to a Change of Control, the indenture does not contain provisions that permit the holders of the notes to require that the Company repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

The Company will not be required to make a Change of Control Offer upon a Change of Control if (1) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by the Company and purchases all notes properly tendered and not withdrawn under the Change of Control Offer, or (2) notice of redemption has been given pursuant to the indenture as described above under the caption “— Optional Redemption,” unless and until there is a default in payment of the applicable redemption price. Notwithstanding anything to the contrary contained herein, a Change of Control Offer may be made in advance of a Change of Control, conditional upon the consummation of such Change of Control, if a definitive agreement is in place for the Change of Control at the time the Change of Control Offer is made.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of the Company and its Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require the Company to repurchase its notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of the Company and its Subsidiaries taken as a whole to another Person or group may be uncertain.

Asset Sales

The Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1) the Company (or the Restricted Subsidiary, as the case may be) receives consideration at the time of the Asset Sale at least equal to the Fair Market Value (measured as of the date of the definitive agreement with respect to such Asset Sale) of the assets or Equity Interests issued or sold or otherwise disposed of; and

(2) except in the case of a Permitted Asset Swap, at least 75% of the consideration received in the Asset Sale by the Company or such Restricted Subsidiary is in the form of cash or Cash Equivalents. For purposes of this provision, each of the following will be deemed to be cash:

(a) any liabilities, as shown on the Company’s most recent consolidated balance sheet, of the Company or any Restricted Subsidiary (other than liabilities that are by their terms subordinated to the notes) that are assumed by the transferee of any such assets pursuant to a customary novation or indemnity agreement that releases the Company or such Restricted Subsidiary from or indemnifies against further liability;

(b) any securities, notes or other obligations received by the Company or any such Restricted Subsidiary from such transferee that are, subject to ordinary settlement periods, converted by the Company or such Restricted Subsidiary into cash within 180 days of receipt thereof, to the extent of the cash received in that conversion; and

(c) any stock or assets of the kind referred to in clauses (2) or (4) of the next paragraph of this covenant; and

(d) any Designated Non-Cash Consideration received by the Company or its Restricted Subsidiaries in such Asset Sale having an aggregate fair market value, taken together with all other Designated Non-Cash Consideration received pursuant to this clause (d) that is at that time outstanding in the aggregate, not to exceed the greater of (i) $25.0 million and (ii) 2.75% of the Company’s Consolidated Net Tangible Assets, in each case, at the time of the receipt of such Designated Non-Cash Consideration, with the fair market value of each item of Designated Non-Cash Consideration measured at the time received and without giving effect to subsequent changes in value, shall be deemed to be cash for purposes of this provision and for no other purpose.

Within 365 days after the receipt of any Net Proceeds from an Asset Sale, the Company (or the applicable Restricted Subsidiary, as the case may be) may apply such Net Proceeds:

(1) to repay Indebtedness and other Obligations under a Credit Facility that are secured by a Lien and, if the Indebtedness repaid is revolving credit Indebtedness, to the extent required by the Credit Facility, to correspondingly reduce commitments with respect thereto;

(2) to acquire all or substantially all of the assets of, or any Capital Stock of, another Permitted Business, if, after giving effect to any such acquisition of Capital Stock, the Permitted Business is or becomes a Restricted Subsidiary of the Company;

(3) to make a capital expenditure;

(4) to acquire other assets that are not classified as current assets under GAAP and that are used or useful in a Permitted Business; or

(5) to consummate a restructuring of other assets or properties of the Company or any of its Subsidiaries so long as, with respect to any Asset Sale, the aggregate Net Proceeds applied pursuant to this clause (5) do not exceed 10.0% of the Net Proceeds with respect to such Asset Sale.

In the case of clauses (2), (3), (4) and (5) above, a binding commitment shall be treated as a permitted application of the Net Proceeds from the date of such commitment; provided that in the event such binding commitment is later canceled or terminated for any reason before such Net Proceeds are so applied, the Company or such Restricted Subsidiary may satisfy its obligation as to any Net Proceeds by entering into another binding commitment within 180 days of such cancellation or termination of the prior binding commitment; provided, further, that the Company or such Restricted Subsidiary may only enter into such a commitment under the foregoing provision one time with respect to each Asset Sale. Pending the final application of any Net Proceeds, the Company (or the applicable Restricted Subsidiary) may temporarily reduce revolving credit borrowings or otherwise invest the Net Proceeds in any manner that is not prohibited by the indenture.

Any Net Proceeds from Asset Sales that are not applied or invested as provided in the second paragraph of this covenant will constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $30.0 million, within 10 business days thereof, the Company will make an offer (an “Asset Sale Offer”) to all holders of notes and, in the Company’s discretion, to all holders of other Indebtedness that is pari passu with the notes containing provisions similar to those set forth in the indenture with respect to offers to purchase or redeem with the proceeds of sales of assets to purchase the maximum principal amount of notes and such other pari passu Indebtedness (plus all accrued interest on the Indebtedness and the amount of all fees and expenses, including premiums, incurred in connection therewith) that may be purchased out of the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of the principal amount, plus accrued and unpaid interest, if any, to the date of closing of such purchase, and will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Sale Offer, the Company may use those Excess Proceeds for any purpose not otherwise prohibited by the indenture. If the aggregate principal amount of notes and other pari passu Indebtedness tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the trustee will select the notes and such other pari passu Indebtedness to be purchased on a pro rata basis. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.

The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of notes pursuant to a Change of Control Offer or an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control or Asset Sale provisions of the indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control or Asset Sale provisions of the indenture by virtue of such compliance.

The agreements governing the Company’s other Indebtedness contain, and future agreements may contain, prohibitions of certain events, including events that would constitute a Change of Control or an Asset Sale. The exercise by the holders of notes of their right to require the Company to repurchase the notes upon a Change of Control or an Asset Sale could cause a default under these other agreements, even if the Change of Control or Asset Sale itself does not, due to the financial effect of such repurchases on the Company. In the event a Change of Control or Asset Sale occurs at a time when the Company is prohibited from purchasing notes, the Company could seek the consent of its senior lenders to the purchase of notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain a consent or repay those borrowings, the Company will remain prohibited from purchasing notes. In that case, the Company’s failure to purchase tendered notes would constitute an Event of Default under the indenture which could, in turn, constitute a default under the other indebtedness. Finally, the Company’s ability to pay cash to the holders of notes upon a repurchase may be limited by the Company’s then existing financial resources. See “Risk Factors — We may not have the ability to raise the funds necessary to finance the change of control offer required by the indenture.”

Selection and Notice

If less than all of the notes are to be redeemed at any time, the trustee will select notes for redemption on a pro rata basis (or, in the case of notes issued in global form as discussed under “-Book-Entry, Delivery and Form,” based on a method that most nearly approximates a pro rata selection as the trustee deems fair and appropriate) unless otherwise required by law or applicable stock exchange or depositary requirements.

No notes of $2,000 or less can be redeemed in part. Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the notes or a satisfaction and discharge of the indenture. Notices of redemption may not be conditional.

If any note is to be redeemed in part only, the notice of redemption that relates to that note will state the portion of the principal amount of that note that is to be redeemed. A new note in principal amount equal to the unredeemed portion of the original note will be issued in the name of the holder of notes upon cancellation of the original note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on notes or portions of notes called for redemption.

Certain Covenants

Set forth below are summaries of certain covenants contained in the indenture. Following the first day that:

(1) the notes have an Investment Grade Rating from both of the Rating Agencies; and

(2) no Default has occurred and is continuing under the indenture,

then, the Company and its Restricted Subsidiaries will not be subject to the provisions of the indenture summarized under the subcaptions:

(1) “— Repurchase at the Option of Holders — Asset Sales;”

(2) “— Restricted Payments;”

(3) “— Incurrence of Indebtedness and Issuance of Preferred Stock;”

(4) “— Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries;”

(5) “— Merger, Consolidation or Sale of Assets” (but only clause (4) of such covenant); and

(6) “— Transactions with Affiliates;”

(collectively, the “Suspended Covenants”). In the event that the Company and its Restricted Subsidiaries are not subject to the Suspended Covenants for any period of time as a result of the preceding sentence, and subsequently one or both of the Rating Agencies withdraws its rating or downgrades the rating assigned to the notes below an Investment Grade Rating, then the Company and the Restricted Subsidiaries will thereafter again be subject to the Suspended Covenants, and compliance with the Suspended Covenants with respect to Restricted Payments made after the time of such withdrawal or downgrade will be calculated in accordance with the terms of the covenant described below under “Restricted Payments” as though such covenant had been in effect since the date the notes were originally issued.

Restricted Payments

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1) declare or pay any dividend or make any other payment or distribution on account of the Company’s or any of its Restricted Subsidiaries’ Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving the Company or any of its Restricted Subsidiaries) or to the direct or indirect holders of the Company’s or any of its Restricted Subsidiaries’ Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of the Company and other than dividends or distributions payable to the Company or a Restricted Subsidiary of the Company);

(2) purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving the Company) any Equity Interests of the Company or any direct or indirect parent of the Company;

(3) make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness of the Company that is contractually subordinated to the notes (excluding any intercompany Indebtedness between or among the Company and any of its Restricted Subsidiaries), except a payment of interest or principal at the Stated Maturity thereof; or

(4) make any Restricted Investment

(all such payments and other actions set forth in these clauses (1) through (4) above being collectively referred to as “Restricted Payments”),

unless, at the time of and after giving effect to such Restricted Payment:

(a) no Default or Event of Default has occurred and is continuing or would occur as a consequence of such Restricted Payment;

(b) the Company would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock;” and

(c) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company and its Restricted Subsidiaries since the date of the supplemental indenture (excluding Restricted Payments permitted by clauses (2), (3), (4), (5), (6), (7), (8), (9) and (10) of the next succeeding paragraph), is less than the sum, without duplication, of:

(1) 50% of the Consolidated Net Income of the Company for the period (taken as one accounting period) from April 1, 2008 to the end of the Company’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit); plus

(2) 100% of the aggregate net cash proceeds received by the Company since the date of the supplemental indenture as a contribution to its common equity capital or from the issue or sale of Qualifying Equity Interests of the Company or from the issue or sale of convertible or exchangeable Disqualified Stock of the Company or convertible or exchangeable debt securities of the Company, in each case that have been converted into or exchanged for Qualifying Equity Interests of the Company (other than Qualifying Equity Interests and convertible or exchangeable Disqualified Stock or debt securities sold to a Subsidiary of the Company); plus

(3) to the extent that any Restricted Investment that was made after the date of the supplemental indenture is sold for cash or otherwise cancelled, liquidated or repaid for cash, the initial amount of such Restricted Investment (or, if less, the amount of cash received upon repayment or sale); plus

(4) to the extent that any Unrestricted Subsidiary of the Company designated as such after the date of the supplemental indenture is redesignated as a Restricted Subsidiary after the date of the supplemental indenture, the lesser of (i) the Fair Market Value of the Company’s Restricted Investment in such Subsidiary as of the date of such redesignation or (ii) such Fair Market Value as of the date on which such Subsidiary was originally designated as an Unrestricted Subsidiary after the date of the supplemental indenture; plus

(5) 100% of any dividends received in cash by the Company or a Restricted Subsidiary of the Company after the date of the supplemental indenture from an Unrestricted Subsidiary of the Company, to the extent that such dividends were not otherwise included in the Consolidated Net Income of the Company for such period.

The preceding provisions will not prohibit:

(1) the payment of any dividend or the consummation of any irrevocable redemption within 60 days after the date of declaration of the dividend or giving of the redemption notice, as the case may be, if at the date of declaration or notice, the dividend or redemption payment would have complied with the provisions of the indenture;

(2) the making of any Restricted Payment in exchange for, or out of or with the net cash proceeds of the substantially concurrent sale (other than to a Subsidiary of the Company) of, Equity Interests of the Company (other than Disqualified Stock) or from the substantially concurrent contribution of common equity capital to the Company; provided that the amount of any such net cash proceeds that are utilized for any such Restricted Payment will not be considered to be net proceeds of Qualifying Equity Interests for purposes of clause (c)(2) of the preceding paragraph and will not be considered to be net cash proceeds from an Equity Offering for purposes of the “Optional Redemption” provisions of the indenture;

(3) the payment of any dividend (or, in the case of any partnership or limited liability company, any similar distribution) by a Restricted Subsidiary of the Company to the holders of its Equity Interests on a pro rata basis;

(4) the repurchase, redemption, defeasance or other acquisition or retirement for value of Indebtedness of the Company that is contractually subordinated to the notes with the net cash proceeds from a substantially concurrent incurrence of Permitted Refinancing Indebtedness;

(5) so long as no Default or Event of Default has occurred and is continuing, the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of the Company or any Restricted Subsidiary of the Company held by any current or former officer, director or employee of the Company or any of its Restricted Subsidiaries pursuant to any equity subscription agreement, stock option agreement, shareholders’ agreement or similar agreement; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests may not exceed in any calendar year $15.0 million (with unused amounts in any calendar year being carried over to succeeding calendar years subject to a maximum (without giving effect to the following proviso) of $25.0 million in any calendar year); provided, further, that such amount in any calendar year may be increased by an amount not to exceed:

(a) the cash proceeds from the sale of Equity Interests (other than Disqualified Stock) of the Company and, to the extent contributed to the Company as common equity capital, the cash proceeds from the sale of Equity Interests of any of the Company’s direct or indirect parent companies, in each case to members of management, directors or consultants of the Company, any of its Subsidiaries or any of its direct or indirect parent companies that occurs after the date of the supplemental indenture to the extent the cash proceeds from the sale of Qualifying Equity Interests have not otherwise been applied to the making of Restricted Payments pursuant to clause (c) of the preceding paragraph or clause (2) of this paragraph or to an optional redemption of notes pursuant to the “Optional Redemption” provisions of the indenture; plus

(b) the cash proceeds of key man life insurance policies received by the Company or its Restricted Subsidiaries after the date of the supplemental indenture; and

in addition, cancellation of Indebtedness owing to the Company from any current or former officer, director or employee (or any permitted transferees thereof) of the Company or any of its Restricted Subsidiaries (or any direct or indirect parent company thereof), in connection with a repurchase of Equity Interests of the Company from such Persons will not be deemed to constitute a Restricted Payment for purposes of this covenant or any other provisions of the indenture;

(6) the repurchase of Equity Interests deemed (A) to occur upon the exercise of stock options or warrants to the extent such Equity Interests represent a portion of the exercise price of those stock options or warrants or (B) as a result of common shares utilized to satisfy tax withholding obligations upon exercise of stock options or vesting of other equity awards;

(7) so long as no Default or Event of Default has occurred and is continuing, the declaration and payment of regularly scheduled or accrued dividends to holders of any class or series of Disqualified Stock of the Company or any preferred stock of any Restricted Subsidiary of the Company issued on or after the date of the supplemental indenture in accordance with the Fixed Charge Coverage Ratio test described below under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock;”

(8) the declaration and payment of quarterly dividends to holders of common Equity Interests of the Company in an aggregate amount not to exceed $0.80 per common share in any four-quarter period, with such per-share amount to be appropriately adjusted to reflect any stock split, reverse stock split, stock dividend, stock issuance or similar transactions made after the date of the supplemental indenture such that the aggregate amount of dividends payable after such transaction is the same as the amount payable immediately prior to such transaction;

(9) distributions or payments of Receivables Fees; and

(10) so long as no Default or Event of Default has occurred and is continuing, other Restricted Payments in an aggregate amount not to exceed the greater of (A) $40.0 million and (B) 4.25% of the Company’s Consolidated Net Tangible Assets.

The amount of all Restricted Payments (other than cash) will be the Fair Market Value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by the Company or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment.

Incurrence of Indebtedness and Issuance of Preferred Stock

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness (including Acquired Debt), and the Company will not issue any Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue any shares of preferred stock; provided, however, that the Company may incur Indebtedness (including Acquired Debt) or issue Disqualified Stock and the Company’s Restricted Subsidiaries may incur Indebtedness (including Acquired Debt) or issue preferred stock, if the Fixed Charge Coverage Ratio for the Company’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or such preferred stock is issued, as the case may be, would have been at least 2.0 to 1.0, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or the Disqualified Stock or the preferred stock had been issued, as the case may be, at the beginning of such four-quarter period.

The first paragraph of this covenant will not prohibit the incurrence of any of the following items of Indebtedness (collectively, “Permitted Debt”):

(1) the incurrence by the Company or any of its Restricted Subsidiaries of additional Indebtedness and letters of credit under Credit Facilities in an aggregate principal amount at any one time outstanding under this clause (1) (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of the Company and its Restricted Subsidiaries thereunder) not to exceed $700.0 million less the aggregate amount of all Net Proceeds of Asset Sales applied by the Company or any of its Restricted Subsidiaries since the date of the supplemental indenture to repay any term Indebtedness under a Credit Facility or to repay any revolving credit Indebtedness under a Credit Facility and, to the extent required by the Credit Facility, effect a corresponding commitment reduction thereunder pursuant to the covenant described above under the caption “— Repurchase at the Option of Holders — Asset Sales.”

(2) the incurrence by the Company and its Restricted Subsidiaries of the Existing Indebtedness (other than Indebtedness described in clauses (1) and (3) of this paragraph);

(3) the incurrence by the Company of Indebtedness represented by the notes to be issued on the date of the supplemental indenture;

(4) the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case, incurred for the purpose of financing all or any part of the purchase price, whether by direct purchase of assets or the Capital Stock of any Person owning such assets, or cost of design, construction, installation or improvement of property, plant or equipment used in the business of the Company or any of its Restricted Subsidiaries, in an aggregate principal amount, including all Permitted Refinancing Indebtedness incurred to renew, refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (4), not to exceed the greater of (A) $50.0 million at any time outstanding and (B) 5.5% of the Company’s Consolidated Net Tangible Assets;

(5) the incurrence by the Company or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to renew, refund, refinance, replace, defease or discharge any Indebtedness (other than intercompany Indebtedness) that was permitted by the indenture to be incurred under the first paragraph of this covenant or clauses (2), (3), (5), or (12) of this paragraph;

(6) the incurrence by the Company or any of its Restricted Subsidiaries of intercompany Indebtedness between or among the Company and any of its Restricted Subsidiaries; provided, however, that:

(a) if the Company is the obligor on such Indebtedness, such Indebtedness must be unsecured and expressly subordinated to the prior payment in full in cash of all Obligations then due with respect to the notes; and

(b) (i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than the Company or a Restricted Subsidiary of the Company and (ii) any sale or other transfer of any such Indebtedness to a Person that is not either the Company or a Restricted Subsidiary of the Company,

will be deemed, in each case, to constitute an incurrence of such Indebtedness by the Company or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (6);

(7) the issuance by any of the Company’s Restricted Subsidiaries to the Company or to any of its Restricted Subsidiaries of shares of preferred stock; provided, however, that:

(a) any subsequent issuance or transfer of Equity Interests that results in any such preferred stock being held by a Person other than the Company or a Restricted Subsidiary of the Company; and

(b) any sale or other transfer of any such preferred stock to a Person that is not either the Company or a Restricted Subsidiary of the Company,

will be deemed, in each case, to constitute an issuance of such preferred stock by such Restricted Subsidiary that was not permitted by this clause (7);

(8) the incurrence by the Company or any of its Restricted Subsidiaries of Hedging Obligations in the ordinary course of business;

(9) the guarantee by the Company of Indebtedness of the Company or a Restricted Subsidiary of the Company that was permitted to be incurred by another provision of this covenant; provided that if the Indebtedness being guaranteed is subordinated to or pari passu with the notes, then the Guarantee must be subordinated or pari passu, as applicable, to the same extent as the Indebtedness guaranteed;

(10) the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness in respect of workers’ compensation claims, self-insurance obligations, bankers’ acceptances, performance and surety bonds and reimbursement obligations with respect to letters of credit in the ordinary course of business;

(11) the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds, so long as such Indebtedness is covered within five business days; and

(12) the incurrence by the Company or any of its Restricted Subsidiaries of additional Indebtedness in an aggregate principal amount (or accreted value, as applicable) at any time outstanding, including all Permitted Refinancing Indebtedness incurred to renew, refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (12), not to exceed the greater of (A) $60.0 million and (B) 6.5% of the Company’s Consolidated Net Tangible Assets.

Notwithstanding the foregoing, the aggregate amount of Indebtedness (including Acquired Debt) or preferred stock that Restricted Subsidiaries may incur or issue, as applicable, pursuant to the first paragraph of this covenant and clauses (1), (4), (5) and (12) of the second paragraph of this covenant may not exceed, at any one time outstanding, when taken together with the aggregate amount of Indebtedness (including Acquired Debt) or preferred stock that Restricted Subsidiaries have incurred or issued, as applicable, pursuant to the first paragraph of this covenant and clauses (1), (4), (5) and (12) of the second paragraph of this covenant, the greater of (A) $100.0 million and (B) 10.75% of the Company’s Consolidated Net Tangible Assets as of any date of incurrence.

The Company will not incur any Indebtedness (including Permitted Debt) that is contractually subordinated in right of payment to any other Indebtedness of the Company unless such Indebtedness is also contractually subordinated in right of payment to the notes on substantially identical terms; provided, however, that no Indebtedness will be deemed to be contractually subordinated in right of payment to any other Indebtedness of the Company solely by virtue of being unsecured or by virtue of being secured on junior priority basis.

For purposes of determining compliance with this “Incurrence of Indebtedness and Issuance of Preferred Stock” covenant, in the event that an item of Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (12) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, the Company in its sole discretion will be permitted to classify such item of Indebtedness on the date of its incurrence, or later reclassify all or a portion of such item of Indebtedness, in any manner that complies with this covenant. Indebtedness under Credit Facilities outstanding on the date on which notes are first issued and authenticated under the indenture will initially be deemed to have been incurred on such date in reliance on the exception provided by clause (1) of the definition of Permitted Debt. The accrual of interest, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, the reclassification of preferred stock as Indebtedness due to a change in accounting principles, and the payment of dividends on preferred stock or Disqualified Stock in the form of additional shares of the same class of preferred stock or Disqualified Stock will not be deemed to be an incurrence of Indebtedness or an issuance of preferred stock or Disqualified Stock for purposes of this covenant; provided, in each such case, that the amount of any such accrual, accretion or payment is included in Fixed Charges of the Company as accrued. Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that the Company or any Restricted Subsidiary may incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in exchange rates or currency values.

The amount of any Indebtedness outstanding as of any date will be:

(1) the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount;

(2) the principal amount of the Indebtedness, in the case of any other Indebtedness; and

(3) in respect of Indebtedness of another Person secured by a Lien on the assets of the specified Person, the lesser of:

(a) the Fair Market Value of such assets at the date of determination; and

(b) the amount of the Indebtedness of the other Person.

Liens

The Company will not and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or otherwise cause or suffer to exist or become effective any Lien of any kind (other than Permitted Liens) securing Indebtedness, Attributable Debt or trade payables on any property or asset, now owned or hereafter acquired, unless all payments due under the indenture and the notes are secured on an equal and ratable basis with the obligations so secured until such time as such obligations are no longer secured by a Lien.

Limitation on Sale and Leaseback Transactions

The Company will not, and will not permit any of its Restricted Subsidiaries to, enter into any sale and leaseback transaction; provided that the Company may enter into a sale and leaseback transaction if:

(1) the Company could have (a) incurred Indebtedness in an amount equal to the Attributable Debt relating to such sale and leaseback transaction under the Fixed Charge Coverage Ratio test in the first paragraph of the covenant described above under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock” and (b) incurred a Lien to secure such Indebtedness pursuant to the covenant described above under the caption “— Liens;”

(2) the gross cash proceeds of that sale and leaseback transaction are at least equal to the Fair Market Value, of the property that is the subject of that sale and leaseback transaction; and

(3) the transfer of assets in that sale and leaseback transaction is permitted by, and the Company applies the proceeds of such transaction in compliance with, the covenant described above under the caption “— Repurchase at the Option of Holders — Asset Sales.”

Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1) pay dividends or make any other distributions on its Capital Stock to the Company or any of its Restricted Subsidiaries, or with respect to any other interest or participation in, or measured by, its profits, or pay any indebtedness owed to the Company or any of its Restricted Subsidiaries;

(2) make loans or advances to the Company or any of its Restricted Subsidiaries; or

(3) sell, lease or transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries.

However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

(1) agreements governing Existing Indebtedness and Credit Facilities as in effect on the date of the supplemental indenture and any amendments, restatements, modifications, renewals, supplements, refundings, replacements or refinancings of those agreements; provided that the amendments, restatements, modifications, renewals, supplements, refundings, replacements or refinancings are not materially more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in those agreements on the date of the supplemental indenture;

(2) the indenture and the notes;

(3) applicable law, rule, regulation or order;

(4) any instrument governing Indebtedness or Capital Stock of a Person acquired by the Company or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness or Capital Stock was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired; provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the indenture to be incurred;

(5) customary provisions in leases, subleases, joint venture agreements, asset sale agreements, contracts and licenses entered into in the ordinary course of business;

(6) purchase money obligations for property acquired in the ordinary course of business and Capital Lease Obligations that impose restrictions on the property purchased or leased of the nature described in clause (3) of the preceding paragraph;

(7) any agreement for the sale or other disposition of a Restricted Subsidiary that restricts distributions by that Restricted Subsidiary pending its sale or other disposition;

(8) Permitted Refinancing Indebtedness; provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are not materially more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

(9) Liens permitted to be incurred under the provisions of the covenant described above under the caption “— Liens” that limit the right of the debtor to dispose of the assets subject to such Liens;

(10) provisions limiting the disposition or distribution of assets or property in joint venture agreements, asset sale agreements, sale-leaseback agreements, stock sale agreements and other similar agreements entered into with the approval of the Board of Directors of the Company, which limitation is applicable only to the assets that are the subject of such agreements;

(11) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

(12) restrictions created in connection with any Receivables Facility that, as certified in an Officer’s Certificate, are necessary or advisable to effect such Receivables Facility; and

(13) any encumbrances or restrictions of the type referred to in clauses (1), (2) and (3) of the first paragraph above imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (1) through (12) above; provided, however, that the encumbrances or restrictions imposed by such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of the Company’s Board of Directors, not materially less favorable to the holders of the Notes than encumbrances and restrictions contained in such predecessor agreements.

Merger, Consolidation or Sale of Assets

The Company will not, directly or indirectly:  (x) consolidate or merge with or into another Person (whether or not the Company is the surviving corporation), or (y) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Company and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person, unless:

(1) either: (a) the Company is the surviving corporation; or (b) the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, conveyance or other disposition has been made is a corporation organized or existing under the laws of the United States, any state of the United States or the District of Columbia;

(2) the Person formed by or surviving any such consolidation or merger (if other than the Company) or the Person to which such sale, assignment, transfer, conveyance or other disposition has been made assumes all the obligations of the Company under the notes and the indenture, pursuant to agreements reasonably satisfactory to the trustee;

(3) immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing; and

(4) the Company or the Person formed by or surviving any such consolidation or merger (if other than the Company), or to which such sale, assignment, transfer, conveyance or other disposition has been made would, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, (i) be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock” or (ii) have had a Fixed Charge Coverage Ratio greater than the Fixed Charge Coverage Ratio for the Company immediately prior to such transaction.

In addition, the Company will not, directly or indirectly, lease all or substantially all the properties and assets of it and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to any other Person.

This “Merger, Consolidation or Sale of Assets” covenant will not apply to:

(1) any consolidation or merger, or any sale, assignment, transfer, conveyance, lease or other disposition of assets between or among the Company and any of its Restricted Subsidiaries; or

(2) (except for clauses (1) and (2) of the first paragraph of this covenant) a merger of the Company with an Affiliate solely for the purpose of reincorporating the Company in another jurisdiction.

Transactions with Affiliates

The Company will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, pay any dividend to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Company (each, an “Affiliate Transaction”) involving aggregate payments or consideration in excess of $5.0 million unless:

(1) the Affiliate Transaction is on terms that are no less favorable to the Company or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person; and

(2) the Company delivers to the trustee:

(a) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $20.0 million, a resolution of the Board of Directors of the Company set forth in an officers’ certificate certifying that such Affiliate Transaction complies with this covenant and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors of the Company; and

(b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $40.0 million, an opinion as to the fairness to the Company or such Subsidiary of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing.

The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

(1) any employment agreement, employee benefit plan, officer or director indemnification agreement or any similar arrangement entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business and payments pursuant thereto;

(2) transactions between or among the Company and/or its Restricted Subsidiaries;

(3) transactions with a Person (other than an Unrestricted Subsidiary of the Company) that is an Affiliate of the Company solely because the Company owns, directly or through a Restricted Subsidiary, an Equity Interest in, or controls, such Person;

(4) Restricted Payments that do not violate the provisions of the indenture described above under the caption “— Restricted Payments;”

(5) the payment of reasonable and customary compensation and fees paid to, and indemnities provided on behalf of (and entering into related agreements with) officers, directors, employees or consultants of the Company or any Restricted Subsidiary, as determined in good faith by the Board of Directors of the Company or senior management thereof;

(6) transactions in which the Company or any Restricted Subsidiary delivers to the Trustee a letter from an independent financial advisor stating that such transaction is fair to the Company or such

Restricted Subsidiary from a financial point of view or meets the requirements of clause (1) of the preceding paragraph;

(7) payments or loans (or cancellations of loans) to employees or consultants of the Company or any Restricted Subsidiary which are approved by the Board of Directors of the Company and which are otherwise permitted under the indenture, but in any event not to exceed $5.0 million in the aggregate outstanding at any one time;

(8) transactions with customers, clients, suppliers, or purchasers or sellers of goods or services, in each case in the ordinary course of business and otherwise in compliance with the terms of the indenture that are fair to the Company or its Restricted Subsidiaries, in the reasonable determination of the members of the Board of Directors of the Company or the senior management thereof or are on terms at least as favorable as would reasonably have been entered into at such time with an unaffiliated party;

(9) the issuance of Equity Interests (other than Disqualified Stock) of the Company to Affiliates of the Company;

(10) the entering into of any tax sharing agreement or arrangement and any payments permitted by the covenants described under “— Restricted Payments;”

(11) any contribution to the capital of the Company;

(12) transactions between the Company or any of its Restricted Subsidiaries and any Person, a director of which is also a director of the Company or any direct or indirect parent company of the Company and such director is the sole cause for such Person to be deemed an Affiliate of the Company or any of its Restricted Subsidiaries; provided, however, that such director abstains from voting as director of the Company or such direct or indirect parent company, as the case may be, on any matter involving such other Person;

(13) pledges of Equity Interests of Unrestricted Subsidiaries; and

(14) sales of accounts receivable, or participations therein, in connection with any Receivables Facility.

Designation of Restricted and Unrestricted Subsidiaries

The Board of Directors of the Company may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if that designation would not cause a Default. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate Fair Market Value of all outstanding Investments owned by the Company and its Restricted Subsidiaries in the Subsidiary designated as Unrestricted will be deemed to be an Investment made as of the time of the designation and will reduce the amount available for Restricted Payments under the covenant described above under the caption “— Restricted Payments” or under one or more clauses of the definition of Permitted Investments, as determined by the Company. That designation will only be permitted if the Investment would be permitted at that time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. The Board of Directors of the Company may redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary if that redesignation would not cause a Default.

Any designation of a Subsidiary of the Company as an Unrestricted Subsidiary will be evidenced to the trustee by filing with the trustee a certified copy of a resolution of the Board of Directors giving effect to such designation and an officers’ certificate certifying that such designation complied with the preceding conditions and was permitted by the covenant described above under the caption “— Restricted Payments.” If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of the indenture and any Indebtedness of such Subsidiary will be deemed to be incurred by a Restricted Subsidiary of the Company as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock,” the Company will be in default of such covenant. The Board of Directors of the Company may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary of the Company; provided that such designation will be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of the Company of any outstanding Indebtedness of such Unrestricted Subsidiary, and such designation will only be permitted if (1) such Indebtedness is permitted under the covenant described under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock,” calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period; and (2) no Default or Event of Default would be in existence following such designation.

Payments for Consent

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any holder of notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the indenture or the notes unless such consideration is offered to be paid and is paid to all holders of the notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Reports

Notwithstanding that the Company may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, the Company will file with the SEC (and provide the Trustee, within 15 days after it files them with the SEC),

(1) within 90 days after the end of each fiscal year (or such shorter period as may be required by the SEC, or such longer period as may be permitted by Rule 12b-25 of the Exchange Act), annual reports on Form 10-K (or any successor or comparable form),

(2) within 45 days after the end of each of the first three fiscal quarters of each fiscal year (or such shorter period as may be required by the SEC, or such longer period as may be permitted by Rule 12b-25 of the Exchange Act), reports on Form 10-Q (or any successor or comparable form),

(3) promptly from time to time after the occurrence of an event required to be therein reported, such other reports on Form 8-K (or any successor or comparable form), and

(4) any other information, documents and other reports which the Company would be required to file with the SEC if it were subject to Section 13 or 15(d) of the Exchange Act;

provided, however, that the Company shall not be so obligated to file such reports with the SEC if the SEC does not permit such filing, in which event the Company will post the reports specified in the first sentence of this paragraph on its website within the time periods that would apply if the Company were required to file those reports with the SEC. All such reports will be prepared in all material respects in accordance with all of the rules and regulations applicable to such reports.

Events of Default and Remedies

Each of the following is an “Event of Default”:

(1) default for 30 days in the payment when due of interest on the notes;

(2) default in the payment when due (at maturity, upon redemption or otherwise) of the principal of, or premium, if any, on, the notes;

(3) the failure by the Company or any of its Restricted Subsidiaries to comply with the provisions described under the captions “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock” or “— Certain Covenants — Merger, Consolidation or Sale of Assets;”

(4) failure by the Company or any of its Restricted Subsidiaries for 30 days after notice to the Company by the trustee or the holders of at least 25% in aggregate principal amount of the notes then outstanding voting as a single class to comply with the provisions described under the captions “— Repurchase at the Option of Holders — Change of Control,” “— Repurchase at the Option of Holders — Asset Sales,” “— Certain Covenants — Restricted Payments;”

(5) failure by the Company or any of its Restricted Subsidiaries for 60 days after notice to the Company by the trustee or the holders of at least 25% in aggregate principal amount of the notes then outstanding voting as a single class to comply with any of the other agreements in the indenture;

(6) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed (other than Indebtedness owing to the Company or a Restricted Subsidiary) by the Company or any of its Restricted Subsidiaries (or the payment of which is guaranteed by the Company or any of its Restricted Subsidiaries), whether such Indebtedness or Guarantee now exists, or is created after the date of the supplemental indenture, if that default:

(a) is caused by a failure to pay principal of, or interest or premium, if any, on, such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a “Payment Default”); or

(b) results in the acceleration of such Indebtedness prior to its express maturity,

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $25.0 million or more;

(7) failure by the Company or any of its Restricted Subsidiaries to pay final judgments entered by a court or courts of competent jurisdiction aggregating in excess of $25.0 million (which are not covered by insurance or indemnity as to which the insurer or a creditworthy indemnitor has not disclaimed coverage), which judgments are not paid, discharged or stayed for a period of 60 days after such judgments become final and non-appealable; and

(8) certain events of bankruptcy or insolvency described in the indenture with respect to the Company or any of its Restricted Subsidiaries that is a Significant Subsidiary or any group of its Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary.

In the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to the Company or any Restricted Subsidiary of the Company that is a Significant Subsidiary or any group of Restricted Subsidiaries of the Company that, taken together, would constitute a Significant Subsidiary, all outstanding notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the trustee or the holders of at least 25% in aggregate principal amount of the then outstanding notes may declare all the notes to be due and payable immediately.

Subject to certain limitations, holders of a majority in aggregate principal amount of the then outstanding notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from holders of the notes notice of any continuing Default or Event of Default if it determines that withholding notice is in their interest, except a Default or Event of Default relating to the payment of principal, interest or premium, if any.

Subject to the provisions of the indenture relating to the duties of the trustee, in case an Event of Default occurs and is continuing, the trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any holders of notes unless such holders have offered to the trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, or interest when due, no holder of a note may pursue any remedy with respect to the indenture or the notes unless:

(1) such holder has previously given the trustee notice that an Event of Default is continuing;

(2) holders of at least 25% in aggregate principal amount of the then outstanding notes have requested the trustee to pursue the remedy;

(3) such holders have offered the trustee reasonable security or indemnity against any loss, liability or expense;

(4) the trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

(5) holders of a majority in aggregate principal amount of the then outstanding notes have not given the trustee a direction inconsistent with such request within such 60-day period.

The holders of a majority in aggregate principal amount of the then outstanding notes by notice to the trustee may, on behalf of the holders of all of the notes, rescind an acceleration or waive any existing Default or Event of Default and its consequences under the indenture except a continuing Default or Event of Default in the payment of interest or premium, if any, on, or the principal of, the notes.

The Company is required to deliver to the trustee annually a statement regarding compliance with the indenture. Within five days of becoming aware of any Default or Event of Default, the Company is required to deliver to the trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator or stockholder of the Company, as such, will have any liability for any obligations of the Company under the notes, the indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Legal Defeasance and Covenant Defeasance

The Company may at any time, at the option of its Board of Directors evidenced by a resolution set forth in an officers’ certificate, elect to have all of its obligations discharged with respect to the outstanding notes (“Legal Defeasance”) except for:

(1) the rights of holders of outstanding notes to receive payments in respect of the principal of, or interest or premium, if any, on, such notes when such payments are due from the trust referred to below;

(2) the Company’s obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3) the rights, powers, trusts, duties and immunities of the trustee, and the Company’s in connection therewith; and

(4) the Legal Defeasance and Covenant Defeasance provisions of the indenture.

In addition, the Company may, at its option and at any time, elect to have the obligations of the Company released with respect to certain covenants (including its obligation to make Change of Control Offers and Asset Sale Offers) that are described in the indenture (“Covenant Defeasance”) and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, all Events of Default described under “— Events of Default and Remedies” (except those relating to payments on the notes or bankruptcy, receivership, rehabilitation or insolvency) will no longer constitute an Event of Default with respect to the notes.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1) the Company must irrevocably deposit with the trustee, in trust, for the benefit of the holders of the notes, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, in the opinion of a nationally recognized investment bank, appraisal firm or firm of independent public accountants, to pay the principal of, or interest and premium, if any, on, the outstanding notes on the stated date for payment thereof or on the applicable redemption date, as the case may be, and the Company must specify whether the notes are being defeased to such stated date for payment or to a particular redemption date;

(2) in the case of Legal Defeasance, the Company must deliver to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that (a) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the date of the supplemental indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel will confirm that, the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, the Company must deliver to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no Default or Event of Default has occurred and is continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Company is a party or by which the Company is bound;

(5) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than the indenture) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound;

(6) the Company must deliver to the trustee an officers’ certificate stating that the deposit was not made by the Company with the intent of preferring the holders of notes over the other creditors of the Company with the intent of defeating, hindering, delaying or defrauding any creditors of the Company or others; and

(7) the Company must deliver to the trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Amendment, Supplement and Waiver

Except as provided in the next two succeeding paragraphs, the indenture or the notes may be amended or supplemented with the consent of the holders of at least a majority in aggregate principal amount of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes), and any existing Default or Event of Default or compliance with any provision of the indenture or the notes may be waived with the consent of the holders of a majority in aggregate principal amount of the then outstanding notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes).

Without the consent of each holder of notes affected, an amendment, supplement or waiver may not (with respect to any notes held by a non-consenting holder):

(1) reduce the principal amount of notes whose holders must consent to an amendment, supplement or waiver;

(2) reduce the principal of or change the fixed maturity of any note or alter the provisions with respect to the redemption of the notes (other than provisions relating to the covenants described above under the caption “— Repurchase at the Option of Holders”);

(3) reduce the rate of or change the time for payment of interest, including default interest, on any note;

(4) waive a Default or Event of Default in the payment of principal of, or interest or premium, if any, on, the notes (except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of the then outstanding notes and a waiver of the payment default that resulted from such acceleration);

(5) make any note payable in money other than that stated in the notes;

(6) make any change in the provisions of the indenture relating to waivers of past Defaults or the rights of holders of notes to receive payments of principal of, or interest or premium, if any, on, the notes;

(7) waive a redemption payment with respect to any note (other than a payment required by one of the covenants described above under the caption “— Repurchase at the Option of Holders”); or

(8) make any change in the preceding amendment and waiver provisions.

Notwithstanding the preceding, without the consent of any holder of notes, the Company and the trustee may amend or supplement the indenture or the notes:

(1) to cure any ambiguity, defect or inconsistency;

(2) to provide for uncertificated notes in addition to or in place of certificated notes;

(3) to provide for the assumption of the Company’s obligations to holders of notes in the case of a merger or consolidation or sale of all or substantially all of the Company’s assets;

(4) to make any change that would provide any additional rights or benefits to the holders of notes or that does not adversely affect the legal rights under the indenture of any such holder;

(5) to comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act;

(6) to conform the text of the indenture or the notes to any provision of this Description of Notes to the extent that such provision in this Description of Notes was intended to be a verbatim recitation of a provision of the indenture or the notes, which intent shall be evidenced by an officers’ certificate to that effect; or

(7) to provide for the issuance of additional notes in accordance with the limitations set forth in the indenture as of the date of the supplemental indenture.

Satisfaction and Discharge

The indenture will be discharged and will cease to be of further effect as to all notes issued thereunder, when:

(1) either:

(a) all notes that have been authenticated, except lost, stolen or destroyed notes that have been replaced or paid and notes for whose payment money has been deposited in trust and thereafter repaid to the Company, have been delivered to the trustee for cancellation; or

(b) all notes that have not been delivered to the trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and the Company has irrevocably deposited or caused to be deposited with the trustee as trust funds in trust solely for the benefit of the holders, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the notes not delivered to the trustee for cancellation for principal, premium, if any, and accrued interest to the date of maturity or redemption;

(2) no Default or Event of Default has occurred and is continuing on the date of the deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Company is a party or by which the Company is bound;

(3) the Company has paid or caused to be paid all sums payable by it under the indenture; and

(4) the Company has delivered irrevocable instructions to the trustee under the indenture to apply the deposited money toward the payment of the notes at maturity or on the redemption date, as the case may be.

In addition, the Company must deliver an officers’ certificate and an opinion of counsel to the trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Concerning the Trustee

If the trustee becomes a creditor of the Company, the indenture limits the right of the trustee to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue as trustee (if the indenture has been qualified under the Trust Indenture Act) or resign.

The holders of a majority in aggregate principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The indenture provides that in case an Event of Default occurs and is continuing, the trustee will be required, in the exercise of its power, to use the same degree of care and skill as a prudent person would exercise or use under the circumstances in the conduct of his or her own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of notes, unless such holder has offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

The Company and certain of its affiliates maintain deposit accounts and banking relationships with U.S. Bank. U.S. Bank and its affiliates have purchased, and are likely in the future to purchase, the Company’s securities. The trustee may also perform services for the Company in the ordinary course of business.

Book-Entry, Delivery and Form

Except as described in the next paragraph, the notes will initially be issued in registered, global form without interest coupons (the “Global Notes”) in minimum denominations of $2,000 and integral multiples of $1,000 in excess of $2,000. Notes will be issued at the closing of this offering only against payment in immediately available funds. The Global Notes will be deposited upon issuance with the trustee as custodian for The Depository Trust Company (“DTC”), in New York, New York, and registered in the name of DTC or its nominee, for credit to an account of a direct or indirect participant in DTC as described below.

Notes that are issued as described below under “— Certificated Notes” will be issued in the form of registered definitive certificates (the “Certificated Notes”). Upon the transfer of Certificated Notes, Certificated Notes may, unless all Global Notes have previously been exchanged for Certificated Notes, be exchanged for an interest in the Global Note representing the principal amount of notes being transferred, subject to the transfer restrictions set forth in the indenture.

DTC has advised the Company that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the “Participants”) and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers (including the underwriters), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the “Indirect Participants”). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

DTC has also advised the Company that, pursuant to procedures established by it:

(1) upon deposit of the Global Notes, DTC will credit the accounts of the Participants designated by the underwriters with portions of the principal amount of the Global Notes; and

(2) ownership of these interests in the Global Notes will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interest in the Global Notes).

Prospective purchasers are advised that the laws of some states require that certain Persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such Persons will be limited to such extent.

So long as the Global Note Holder is the registered owner of any notes, the Global Note Holder will be considered the sole holder under the indenture of any notes evidenced by the Global Notes. Beneficial owners of notes evidenced by the Global Notes will not be considered the owners or holders of the notes under the indenture for any purpose, including with respect to the giving of any directions, instructions or approvals to the trustee thereunder. Neither the Company nor the trustee will have any responsibility or liability for any aspect of the records of DTC or for maintaining, supervising or reviewing any records of DTC relating to the notes.

Payments in respect of the principal of, and interest and premium, if any, on, a Global Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered holder under the indenture. Under the terms of the indenture, the Company and the trustee will treat the Persons in whose names the notes, including the Global Notes, are registered as the owners of the notes for the purpose of receiving payments and for all other purposes. Consequently, neither the Company, the trustee nor any agent of the Company or the trustee has or will have any responsibility or liability for:

(1) any aspect of DTC’s records or any Participant’s or Indirect Participant’s records relating to or payments made on account of beneficial ownership interest in the Global Notes or for maintaining, supervising or reviewing any of DTC’s records or any Participant’s or Indirect Participant’s records relating to the beneficial ownership interests in the Global Notes; or

(2) any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

DTC has advised the Company that its current practice, upon receipt of any payment in respect of securities such as the notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe that it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the trustee or the Company. Neither the Company nor the trustee will be liable for any delay by DTC or any of the Participants or the Indirect Participants in identifying the beneficial owners of the notes, and the Company and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Certificated Notes

Any Person having a beneficial interest in a Global Note may, upon prior written request to the trustee, exchange such beneficial interest for notes in the form of Certificated Notes only if:

(1) DTC (a) notifies the Company that it is unwilling or unable to continue as depositary for the Global Notes or (b) has ceased to be a clearing agency registered under the Exchange Act and, in either case, the Company fails to appoint a successor depositary;

(2) the Company, at its option, notifies the trustee in writing that it elects to cause the issuance of the Certificated Notes; or

(3) there has occurred and is continuing a Default or Event of Default with respect to the notes.

Upon surrender by the Global Note Holder of its Global Note, notes in such form will be issued to each Person that the Global Note Holder and DTC identify as being the beneficial owner of the related notes. Upon any such issuance, the trustee is required to register such Certificated Notes in the name of, and cause the same to be delivered to, such Person or Persons (or their nominee). All Certificated Notes would be subject to any applicable legend requirements.

Neither the Company nor the trustee will be liable for any delay by the Global Note Holder or DTC in identifying the beneficial owners of notes and the Company and the trustee may conclusively rely on, and will be protected in relying on, instructions from the Global Note Holder or DTC for all purposes.

Same Day Settlement and Payment

The Company will make payments in respect of the notes represented by the Global Notes (including principal, premium, if any, interest) by wire transfer of immediately available funds to the accounts specified by DTC or its nominee. The Company will make all payments of principal, interest and premium, if any, with respect to Certificated Notes by wire transfer of immediately available funds to the accounts specified by the holders of the Certificated Notes or, if no such account is specified, by mailing a check to each such holder’s registered address. The notes represented by the Global Notes are expected to be eligible to trade in The PORTALsm Market and to trade in DTC’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in such notes will, therefore, be required by DTC to be settled in immediately available funds. The Company expects that secondary trading in any Certificated Notes will also be settled in immediately available funds.

Certain Definitions

Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for a full disclosure of all defined terms used therein, as well as any other capitalized terms used herein for which no definition is provided.

“Acquired Debt” means, with respect to any specified Person:

(1) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Restricted Subsidiary of such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Restricted Subsidiary of, such specified Person; and

(2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control,” as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 20% or more of the Voting Stock of a Person will be deemed to be control. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” have correlative meanings.

“Applicable Premium” means, with respect to any note on any redemption date, the greater of:

(1) 1.0% of the principal amount of the note; or

(2) the excess of:

(a) the present value at such redemption date of (i) the redemption price of the note at          , 2012, (such redemption price being set forth in the table appearing above under the caption “— Optional Redemption”) plus (ii) all required interest payments due on the note through , 2012, (excluding accrued but unpaid interest to the redemption date), computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points; over

(b) the principal amount of the note.

“Asset Sale” means:

(1) the sale, lease, conveyance or other disposition of any assets or rights by the Company or any of the Company’s Restricted Subsidiaries; provided that the sale, lease, conveyance or other disposition of all or substantially all of the assets of the Company and its Restricted Subsidiaries taken as a whole will be governed by the provisions of the indenture described above under the caption “— Repurchase at the Option of Holders — Change of Control” and/or the provisions described above under the caption “— Certain Covenants — Merger, Consolidation or Sale of Assets” and not by the provisions of the Asset Sale covenant; and

(2) the issuance of Equity Interests by any of the Company’s Restricted Subsidiaries or the sale by the Company or any of the Company’s Restricted Subsidiaries of Equity Interests in any of the Company’s Subsidiaries.

Notwithstanding the preceding, none of the following items will be deemed to be an Asset Sale:

(1) any single transaction or series of related transactions that involves assets (including the issuance or sale of any Equity Interests of any Restricted Subsidiary) having a Fair Market Value of less than $15.0 million;

(2) a transfer of assets between or among the Company and its Restricted Subsidiaries;

(3) an issuance of Equity Interests by a Restricted Subsidiary of the Company to the Company or to a Restricted Subsidiary of the Company;

(4) the sale, assignment, license, sub-license, lease or sub-lease of products, services, property or accounts receivable in the ordinary course of business and any sale or other disposition of damaged, worn-out or obsolete assets in the ordinary course of business;

(5) the sale or other disposition of cash or Cash Equivalents;

(6) a Restricted Payment that does not violate the covenant described above under the caption “— Certain Covenants — Restricted Payments,” or a Permitted Investment;

(7) sales of accounts receivable, or participations therein, in connection with any Receivables Facility;

(8) any sale of Equity Interests in, or Indebtedness or other securities of, an Unrestricted Subsidiary;

(9) foreclosures on assets;

(10) dispositions of an account receivable in connection with the collection or compromise thereof; and

(11) the grant in the ordinary course of business of any licenses of patents, trademarks, know-how and any other intellectual property.

“Asset Sale Offer” has the meaning assigned to that term in the indenture governing the notes.

“Attributable Debt” in respect of a sale and leaseback transaction means, at the time of determination, the present value of the obligation of the lessee for net rental payments during the remaining term of the lease included in such sale and leaseback transaction including any period for which such lease has been extended or may, at the option of the lessor, be extended. Such present value shall be calculated using a discount rate equal to the rate of interest implicit in such transaction, determined in accordance with GAAP; provided, however, that if such sale and leaseback transaction results in a Capital Lease Obligation, the amount of Indebtedness represented thereby will be determined in accordance with the definition of “Capital Lease Obligation.”

“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” will be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only after the passage of time. The terms “Beneficially Owns” and “Beneficially Owned” have a corresponding meaning.

“Board of Directors” means:

(1) with respect to a corporation, the board of directors of the corporation or any committee thereof duly authorized to act on behalf of such board;

(2) with respect to a partnership, the Board of Directors of the general partner of the partnership;

(3) with respect to a limited liability company, the managing member or members or any controlling committee of managing members thereof; and

(4) with respect to any other Person, the board or committee of such Person serving a similar function.

“Capital Lease Obligation” means, at the time any determination is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet prepared in accordance with GAAP, and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be prepaid by the lessee without payment of a penalty.

“Capital Stock” means:

(1) in the case of a corporation, shares of capital stock of any class of the corporation whether now or hereafter authorized regardless of whether such capital stock shall be limited to a fixed sum or percentage in respect of the rights of the holders thereof to participate in dividends and in the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership interests (whether general or limited) or membership interests; and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, but excluding from all of the foregoing any debt securities convertible into Capital Stock, whether or not such debt securities include any right of participation with Capital Stock.

“Cash Equivalents” means:

(1) United States dollars, UK pounds sterling, Euro, and Japanese Yen;

(2) securities issued or directly and fully guaranteed or insured by the United States government or a State thereof which is rated “A” (or such similar equivalent rating) or higher by at least one nationally recognized statistically rating organization (as defined in Rule 436 under the Securities Act) (or any agency or instrumentality thereof provided that the full faith and credit of the United States or applicable State thereof is pledged in support of those securities) having maturities of not more than six months from the date of acquisition;

(3) certificates of deposit and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances with maturities not exceeding one year and overnight bank deposits, in each case, with any lender party to the Credit Agreement or with any domestic commercial bank having capital and surplus in excess of $500.0 million and a Thomson Bank Watch Rating of “B” or better;

(4) repurchase obligations with a term of not more than thirty days for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5) commercial paper having one of the two highest ratings obtainable from Moody’s or S&P and, in each case, maturing within one year after the date of acquisition; and

(6) money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (5) of this definition.

“Change of Control” means the occurrence of any of the following:

(1) the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of the Company and its Subsidiaries taken as a whole to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act);

(2) the adoption of a plan relating to the liquidation or dissolution of the Company;

(3) the consummation of any transaction (including, without limitation, any merger or consolidation), the result of which is that any “person” (as defined above), becomes the Beneficial Owner, directly or indirectly, of more than 50% of the Voting Stock of the Company, measured by voting power rather than number of shares;

(4) the Company consolidates with, or merges with or into, any Person, or any Person consolidates with, or merges with or into, the Company, in any such event pursuant to a transaction in which any of the outstanding Voting Stock of the Company or such other Person is converted into or exchanged for cash, securities or other property, other than any such transaction where the Voting Stock of the Company outstanding immediately prior to such transaction constitutes or is converted into or exchanged for a majority of the outstanding shares of the Voting Stock of such surviving or transferee Person (immediately after giving effect to such transaction); or

(5) the first day on which a majority of the members of the Board of Directors of the Company are not Continuing Directors.

“Change of Control Offer” has the meaning assigned to that term in the indenture governing the notes.

“Consolidated EBITDA” means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus, without duplication:

(1) an amount equal to any extraordinary loss plus any net loss realized by such Person or any of its Restricted Subsidiaries in connection with an Asset Sale, to the extent such losses were deducted in computing such Consolidated Net Income; plus

(2) provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; plus

(3) the Fixed Charges of such Person and its Restricted Subsidiaries for such period, to the extent that such Fixed Charges were deducted in computing such Consolidated Net Income; plus

(4) depreciation, amortization (including amortization of intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income; plus

(5) non-recurring charges including, but not limited to, legal settlements, legal judgments and restructuring expenses; provided that, with respect to any Consolidated EBITDA calculation that adds such non-recurring charges, an Officer’s Certificate is provided characterizing them as non-recurring charges; minus

(6) non-cash items increasing such Consolidated Net Income for such period, other than the accrual of income in the ordinary course of business,

in each case, on a consolidated basis and determined in accordance with GAAP.

Notwithstanding the preceding, the provision for taxes based on the income or profits of, and the depreciation and amortization and other non-cash expenses of, a Restricted Subsidiary of the Company will be added to Consolidated Net Income to compute Consolidated EBITDA of the Company only to the extent that a corresponding amount would be permitted at the date of determination to be dividended to the Company by such Restricted Subsidiary without prior governmental approval (or, if such government approval is required, such approval has either (i) been obtained or (ii) in the good faith judgment of the Company, could be expected to be obtained in the next 12 months based on prior experience obtaining such approvals in the country of domicile for such Restricted Subsidiary), and without direct or indirect restriction pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Restricted Subsidiary or its stockholders.

“Consolidated Net Income” means, with respect to any specified Person for any period, the aggregate of the net income (loss) of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP and without any reduction in respect of preferred stock dividends; provided that:

(1) all extraordinary gains and not losses and all gains and losses realized in connection with any Asset Sale or the disposition of securities or the early extinguishment of Indebtedness, together with any related provision for taxes on any such gain, will be excluded;

(2) the net income (but not loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends or similar distributions paid in cash to the specified Person or a Restricted Subsidiary of the Person;

(3) the net income (but not loss) of any Restricted Subsidiary will be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that net income is not at the date of determination permitted without any prior U.S. governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders;

(4) the cumulative effect of a change in accounting principles will be excluded;

(5) all non-cash charges relating to goodwill, impairment of assets and amortization of intangibles will be excluded; and

(6) notwithstanding clause (1) above, the net income of any Unrestricted Subsidiary will be excluded, whether or not distributed to the specified Person or one of its Subsidiaries.

“Consolidated Net Tangible Assets” of any Person as of any date means the total assets of such Person and its Restricted Subsidiaries as of the most recent fiscal quarter end for which an internal consolidated balance sheet of such Person and its Subsidiaries is available, minus all current liabilities of such Person and its Subsidiaries reflected on such balance sheet and minus total goodwill and other intangible assets of such Person and its Subsidiaries reflected on such balance sheet, all calculated on a consolidated basis in accordance with generally accepted accounting principles.

“Continuing Directors” means, as of any date of determination, any member of the Board of Directors of the Company who:

(1) was a member of such Board of Directors on the date of the supplemental indenture; or

(2) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election.

“Credit Agreement” means that certain Amended and Restated Credit Agreement, dated as of June 8, 2007, by and among the Company, Credit Suisse, Cayman Islands Branch, as term loan administrative agent, National City Bank, as revolving loan administrative agent and collateral agent, KeyBank National Association, as documentation agent and Citigroup Global Markets Inc., as syndication agent, providing for up to $655.0 million of revolving credit and term loan borrowings, including any related notes, Guarantees, collateral documents, instruments and agreements executed in connection therewith, and, in each case, as amended, restated, modified, renewed, refunded, replaced in any manner (whether upon or after termination or otherwise) or refinanced (including by means of sales of debt securities to institutional investors) in whole or in part from time to time.

“Credit Facilities” means, one or more debt facilities (including, without limitation, the Credit Agreement) or commercial paper facilities, in each case, with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced in any manner (whether upon or after termination or otherwise) or refinanced (including by means of sales of debt securities to institutional investors) in whole or in part from time to time.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Designated Non-Cash Consideration” means the fair market value of non-cash consideration received by the Company or any of its Restricted Subsidiaries in connection with an Asset Sale that is so designated as Designated Non-Cash Consideration pursuant to an Officers’ Certificate, setting forth the basis of such valuation, executed by an executive vice president and the principal financial officer of the Company.

“Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case, at the option of the holder of the Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of the Capital Stock, in whole or in part, on or prior to the date that is 91 days after the date on which the notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require the Company to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale will not constitute Disqualified Stock if the terms of such Capital Stock provide that the Company may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption “— Certain Covenants — Restricted Payments.” The amount of Disqualified Stock deemed to be outstanding at any time for purposes of the indenture will be the maximum amount that the Company and its Restricted Subsidiaries may become obligated to pay upon the maturity of, or pursuant to any mandatory redemption provisions of, such Disqualified Stock, exclusive of accrued dividends.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Equity Offering” means a public or private sale either (1) of Equity Interests of the Company by the Company (other than Disqualified Stock and other than to a Subsidiary of the Company) or (2) of Equity Interests of a direct or indirect parent entity of the Company (other than to the Company or a Subsidiary of the Company) to the extent that the net proceeds therefrom are contributed to the common equity capital of the Company.

“Existing Indebtedness” means all Indebtedness of the Company and its Subsidiaries (other than Indebtedness under the Credit Agreement) in existence on the date of the supplemental indenture.

“Existing Indenture” means that certain Indenture, dated as of March 25, 1998, among the Company and J.P. Morgan Trust Company, National Association (successor-in-interest to Chase Manhattan Trust Company, National Association), as trustee (and any successor trustee(s)).

“Fair Market Value” means the value that would be paid by a willing buyer to an unaffiliated willing seller in a transaction not involving distress or necessity of either party. If the subject transaction involves the payment of more than $40.0 million, Fair Market Value will be determined in good faith by the Board of Directors of the Company (unless otherwise provided in the indenture).

“Fixed Charge Coverage Ratio” means with respect to any specified Person for any period, the ratio of the Consolidated EBITDA of such Person for such period to the Fixed Charges of such Person for such period. In the event that the specified Person or any of its Restricted Subsidiaries incurs, assumes, guarantees, repays, repurchases, redeems, defeases or otherwise discharges any Indebtedness (other than ordinary working capital borrowings) or issues, repurchases or redeems preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio will be calculated giving pro forma effect (in accordance with Regulation S-X under the Securities Act or any successor regulation, rule or law) to such incurrence, assumption, Guarantee, repayment, repurchase, redemption, defeasance or other discharge of Indebtedness, or such issuance, repurchase or redemption of preferred stock, and the use of the proceeds therefrom, as if the same had occurred at the beginning of the applicable four-quarter reference period.

In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

(1) acquisitions that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers or consolidations, or any Person or any of its Restricted Subsidiaries acquired by the specified Person or any of its Restricted Subsidiaries, and including all related financing transactions and including increases in ownership of Restricted Subsidiaries, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date, or that are to be made on the Calculation Date, will be given pro forma effect (in accordance with Regulation S-X under the Securities Act and any successor regulation, rule or law) as if they had occurred on the first day of the four-quarter reference period;

(2) the Consolidated EBITDA attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded;

(3) the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any of its Restricted Subsidiaries following the Calculation Date;

(4) any Person that is a Restricted Subsidiary on the Calculation Date will be deemed to have been a Restricted Subsidiary at all times during such four-quarter period;

(5) any Person that is not a Restricted Subsidiary on the Calculation Date will be deemed not to have been a Restricted Subsidiary at any time during such four-quarter period; and

(6) if any Indebtedness bears a floating rate of interest, the interest expense on such Indebtedness will be calculated as if the rate in effect on the Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligation applicable to such Indebtedness if such Hedging Obligation has a remaining term as at the Calculation Date in excess of 12 months).

“Fixed Charges” means, with respect to any specified Person for any period, the sum, without duplication, of:

(1) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations in respect of interest rates; plus

(2) the consolidated interest expense of such Person and its Restricted Subsidiaries that was capitalized during such period; plus

(3) any interest on Indebtedness of another Person that is guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, whether or not such Guarantee or Lien is called upon; plus

(4) the product of (a) all dividends, whether paid or accrued and whether or not in cash, on any series of preferred stock of such Person or any of its Restricted Subsidiaries, other than dividends on Equity Interests payable solely in Equity Interests of the Company (other than Disqualified Stock) or to the Company or a Restricted Subsidiary of the Company, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, determined on a consolidated basis in accordance with GAAP;

provided, that any make-whole premium or interest expense payable in connection with the prepayment of Indebtedness under the Existing Indenture and, if applicable, any swap breakage costs incurred in connection with any prepayment of a term loan under a Credit Facility will be excluded for purposes of calculating Fixed Charges.

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board, or the Securities and Exchange Commission, or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect from time to time.

“Guarantee” means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness or other obligation of any other Person and any obligation, direct or indirect, contingent or otherwise, of such Person (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation of such other Person or (ii) entered into for purposes of assuring in any other manner the obligee of such Indebtedness or other obligation of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided, however, that the term “Guarantee” shall not include endorsements for collection or deposit in the ordinary course of business. The Term “Guarantee” used as a verb has a corresponding meaning.

“Hedging Obligations” means, with respect to any specified Person, the obligations of such Person under:

(1) interest rate swap agreements (whether from fixed to floating or from floating to fixed), interest rate cap agreements and interest rate collar agreements;

(2) other agreements or arrangements designed to manage interest rates or interest rate risk; and

(3) other agreements or arrangements designed to protect such Person against fluctuations in currency exchange rates, commodity prices, or raw materials, including, without limitation, precious metal consignment arrangements.

“Indebtedness” means, with respect to any specified Person, any indebtedness of such Person (excluding accrued expenses and trade payables), whether or not contingent:

(1) in respect of borrowed money;

(2) evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

(3) in respect of banker’s acceptances;

(4) representing Capital Lease Obligations or Attributable Debt in respect of sale and leaseback transactions;

(5) representing the balance deferred and unpaid of the purchase price of any property or services due more than six months after such property is acquired or such services are completed; or

(6) representing any Hedging Obligations,

if and to the extent any of the preceding items (other than letters of credit, Attributable Debt and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP. In addition, the term “Indebtedness” includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) and, to the extent not otherwise included, the Guarantee by the specified Person of any Indebtedness of any other Person; provided, however, that obligations under or in respect of Receivables Facilities, in an aggregate amount not to exceed the greater of (i) $200.0 million and (ii) 15.0% of the Company’s Consolidated Net Tangible Assets, will not be deemed to constitute Indebtedness; provided further, however, that (i) obligations under or in respect of Receivables Facilities in excess of the greater of (x) $200.0 million and (y) 15.0% of the Company’s Consolidated Net Tangible Assets will be deemed to constitute Indebtedness that must be incurred pursuant to the covenant described under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock,” and (ii) if there is a change in the characteristics of any Receivables Facility such that it fails to constitute a Receivables Facility, such change will be deemed to constitute Indebtedness (in the amount of such Receivables Facility that becomes recourse Indebtedness to the Company or its Restricted Subsidiaries) that must be incurred pursuant to the covenant described under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock.” Notwithstanding the preceding, the amount of obligations under or in respect of any Receivables Facility shall not be deemed to exceed the greater of $200.0 million and 15.0% of the Company’s Consolidated Net Tangible Assets solely as a result of fluctuations in exchange rates or currency values.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s Investors Service, Inc. and BBB- (or the equivalent) by Standard & Poor’s Ratings Group, Inc., or an equivalent rating by any other Rating Agency.

“Investments” means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans (including Guarantees or other obligations), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If the Company or any Restricted Subsidiary of the Company sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of the Company such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary of the Company, the Company will be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of the Company’s Investments in such Restricted Subsidiary that were not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption “— Certain Covenants — Restricted Payments.” The acquisition by the Company or any Restricted Subsidiary of the Company of a Person that holds an Investment in a third Person will be deemed to be an Investment by the Company or such Restricted Subsidiary in such third Person in an amount equal to the Fair Market Value of the Investments held by the acquired Person in such third Person in an amount determined as provided in the final paragraph of the covenant described above under the caption “— Certain Covenants — Restricted Payments.” Except as otherwise provided in the indenture, the amount of an Investment will be determined at the time the Investment is made and without giving effect to subsequent changes in value.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction.

“Moody’s” means Moody’s Investors Service, Inc.

“Net Proceeds” means the aggregate cash proceeds and Cash Equivalents received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash or Cash Equivalents received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale, including, without limitation, legal, accounting and investment banking fees, and sales commissions, and any relocation expenses incurred as a result of the Asset Sale, taxes paid or payable as a result of the Asset Sale, in each case, after taking into account any available tax credits or deductions and any tax sharing arrangements, and amounts required to be applied to the repayment of Indebtedness required in connection with such Asset Sale, other than Indebtedness under a Credit Facility and any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP.

“Non-Recourse Debt” means Indebtedness:

(1) as to which neither the Company nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable as a guarantor or otherwise, or (c) constitutes the lender; and

(2) as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of the Company or any of its Restricted Subsidiaries (other than the Equity Interests of an Unrestricted Subsidiary).

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

“Permitted Asset Swap” means the purchase and sale or exchange within 30 days of assets of a Permitted Business or a combination of business assets of a Permitted Business and cash or Cash Equivalents between the Company or any of its Restricted Subsidiaries and another Person that is not the Company or any of its Restricted Subsidiaries; provided that any cash or Cash Equivalents received must be applied in accordance with the covenant described under “Repurchase at the Option of Holders — Asset Sales.”

“Permitted Business” means any business that is the same as or related, ancillary or complementary to, or any extension, development or expansion of, any of the businesses of the Company and its Restricted Subsidiaries on the date of the supplemental indenture.

“Permitted Investments” means:

(1) any Investment in the Company or in a Restricted Subsidiary of the Company;

(2) any Investment in Cash Equivalents;

(3) any Investment by the Company or any Restricted Subsidiary of the Company in a Person, if as a result of such Investment:

(a) such Person becomes a Restricted Subsidiary of the Company; or

(b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary of the Company;

(4) any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption “— Repurchase at the Option of Holders — Asset Sales;”

(5) any acquisition of assets or Capital Stock solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of the Company;

(6) any Investments received in compromise or resolution of (A) obligations of trade creditors or customers that were incurred in the ordinary course of business of the Company or any of its Restricted Subsidiaries, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer; or (B) litigation, arbitration or other disputes;

(7) Investments represented by Hedging Obligations;

(8) loans or advances to employees made in the ordinary course of business of the Company or any Restricted Subsidiary of the Company in an aggregate principal amount not to exceed $5.0 million at any one time outstanding;

(9) repurchases of the notes;

(10) any guarantee of Indebtedness permitted by the covenant entitled “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock” to be incurred, other than Indebtedness of an Affiliate of the Company that is not a Restricted Subsidiary of the Company;

(11) other Investments in any Person having an aggregate Fair Market Value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (11) that are at the time outstanding not to exceed the greater of (A) $75.0 million and (B) 7.75% of the Company’s Consolidated Net Tangible Assets;

(12) any Investments consisting of any deferred portion of the sales price received by the Company or any Restricted Subsidiary in connection with an asset sale made pursuant to and in compliance with the covenant described under the caption “Repurchase at the Option of Holders — Asset Sales;”

(13) any Investments constituting (i) accounts receivable arising, (ii) trade debt granted, or (iii) deposits made in connection with the purchase price of goods or services, in each case in the ordinary course of business; and

(14) Investments relating to any special purpose wholly-owned subsidiary of the Company organized in connection with a Receivables Facility that, in the good faith determination of the board of directors of the Company, are necessary or advisable to effect such Receivables Facility.

“Permitted Liens” means:

(1) Liens on assets of the Company securing Indebtedness and other Obligations under Credit Facilities that was permitted by the terms of the indenture to be incurred pursuant to clause (1) of the definition of Permitted Debt and/or securing Hedging Obligations related thereto and/or securing Obligations with regard to treasury management arrangements;

(2) Liens in favor of the Company;

(3) Liens on property of a Person existing at the time such Person becomes a Restricted Subsidiary of the Company or is merged with or into or consolidated with the Company or any Restricted Subsidiary of the Company; provided that such Liens were in existence prior to the contemplation of such Person becoming a Restricted Subsidiary of the Company or such merger or consolidation and do not extend to any assets other than those of the Person that becomes a Restricted Subsidiary of the Company or is merged into or consolidated with the Company or a Restricted Subsidiary of the Company;

(4) Liens on property (including Capital Stock) existing at the time of acquisition of the property by the Company or any Subsidiary of the Company; provided that such Liens were in existence prior to, such acquisition, and not incurred in contemplation of, such acquisition;

(5) Liens incurred or deposits made in the ordinary course of business in connection with worker’s compensation, unemployment insurance or other forms of governmental insurance or benefits, or to secure performance of tenders, statutory obligations, bids, leases or other similar obligations (other than for borrowed money) entered into in the ordinary course of business or to secure obligations on surety and appeal bonds or performance bonds;

(6) Liens to secure Indebtedness (including Capital Lease Obligations) permitted by clause (4) of the second paragraph of the covenant entitled “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock” covering only the assets acquired with or financed by such Indebtedness;

(7) Liens existing on the date of the supplemental indenture;

(8) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded; provided that any reserve or other appropriate provision as is required in conformity with GAAP has been made therefor;

(9) Liens imposed by law, such as carriers’, warehousemen’s, landlord’s and mechanics’ Liens, in each case, incurred in the ordinary course of business;

(10) survey exceptions, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real property that were not incurred in connection with Indebtedness and that do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(11) Liens created for the benefit of (or to secure) the notes;

(12) Liens to secure any Permitted Refinancing Indebtedness permitted to be incurred under the indenture; provided, however, that:

(a) the new Lien is limited to all or part of the same property and assets that secured or, under the written agreements pursuant to which the original Lien arose, could secure the original Lien (plus improvements and accessions to, such property or proceeds or distributions thereof); and

(b) the Indebtedness secured by the new Lien is not increased to any amount greater than the sum of (x) the outstanding principal amount, or, if greater, committed amount, of the Indebtedness renewed, refunded, refinanced, replaced, defeased or discharged with such Permitted Refinancing Indebtedness and (y) an amount necessary to pay any fees and expenses, including premiums, related to such renewal, refunding, refinancing, replacement, defeasance or discharge;

(13) other Liens so long as the Company’s Secured Leverage Ratio as of such date does not exceed 2.75 to 1.00, determined on a pro forma basis, as if any Indebtedness that such Liens secure (including, if applicable, a pro forma application of any net proceeds therefrom) had been incurred (with such Liens securing such Indebtedness) at the beginning of the most recent four-quarter period for which internal financial statements are available;

(14) judgment Liens in existence for less than 45 days after the entry thereof or with respect to which execution has been stayed or the payment of which is covered in full (subject to a customary deductible) by insurance maintained with responsible insurance companies;

(15) Liens incurred in the ordinary course of business of the Company on inventory that has been chemically combined with precious metals inventory or inventories so long as the aggregate Indebtedness secured thereby does not exceed $30.0 million and Liens on consigned metals or leased metals that are held as inventory by the Company or any Subsidiary but for which title has not yet transferred to the Company or such Subsidiary;

(16) Liens on the assets of the Company or any Restricted Subsidiary in connection with the Receivables Facility; and

(17) Liens incurred in the ordinary course of business of the Company or any Restricted Subsidiary of the Company with respect to obligations that at any one time outstanding do not exceed the greater of (i) $15.0 million and (ii) 1.75% of the Company’s Consolidated Net Tangible Assets.

“Permitted Refinancing Indebtedness” means any Indebtedness of the Company or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to renew, refund, refinance, replace, defease or discharge other Indebtedness of the Company or any of its Restricted Subsidiaries (other than intercompany Indebtedness); provided that:

(1) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the original principal amount (or accreted value, if applicable) of the Indebtedness renewed, refunded, refinanced, replaced, defeased or discharged (plus all accrued interest on the Indebtedness and the amount of all fees and expenses, including premiums, incurred in connection therewith);

(2) such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged;

(3) if the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged is subordinated in right of payment to the notes, such Permitted Refinancing Indebtedness is subordinated in right of payment to the notes on terms at least as favorable to the holders of notes as those contained in the documentation governing the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged; and

(4) such Indebtedness is incurred either by the Company or by the Restricted Subsidiary of the Company that was the obligor on the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged and is guaranteed only by Persons who were obligors on the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company, entity or government or any agency or political subdivision thereof.

“Qualifying Equity Interests” means Equity Interests of the Company other than (1) Disqualified Stock and (2) Equity Interests sold in an Equity Offering prior to the third anniversary of the date of the supplemental indenture that are eligible to be used to support an optional redemption of notes pursuant to the “Optional Redemption” provisions of the indenture.

“Rating Agency” means Standard & Poor’s Ratings Group, Inc. and Moody’s Investors Services, Inc. or, if Standard & Poor’s Ratings Group, Inc. or Moody’s Investors Service, Inc. or both shall not make a rating on the notes publicly available, a nationally recognized statistical rating agency or agencies, as the case may be, selected by the Company (as certified by a resolution of the Board of Directors) which shall be substituted for Standard & Poor’s Ratings Group, Inc. or Moody’s Investors Service, Inc. or both, as the case may be.

“Receivables Facility” means one or more receivables financing or purchase and sale facilities, the indebtedness of which is non-recourse (except for standard representations, warranties, covenants and indemnities made in connection with such facilities) to the Company and the Restricted Subsidiaries pursuant to which the Company and/or any of its Restricted Subsidiaries sells or transfers its accounts receivable (or interests therein) to a Person that is not a Restricted Subsidiary or to a Restricted Subsidiary that in turn sells or transfers such accounts receivable (or interests therein) to a Person that is not a Restricted Subsidiary.

“Receivables Fees” means distributions or payments made directly or by means of discounts with respect to any participation interest issued or sold in connection with, and other fees paid to a Person that is not a Restricted Subsidiary in connection with, any Receivables Facility.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” of a Person means any Subsidiary of such Person that at the time of determination is not an Unrestricted Subsidiary.

“S&P” means Standard & Poor’s Ratings Group.

“Secured Leverage Ratio” means, with respect to any specified Person on any date, the ratio of:

(1) the aggregate principal amount of Indebtedness of such Person and its Restricted Subsidiaries secured by Liens, including without limitation, Capital Lease Obligations, outstanding on such date (and, for this purpose, letters of credit will be deemed to have a principal amount equal to the face amount thereof, whether or not drawn), to:

(2) the aggregate amount of the Company’s Consolidated EBITDA for the most recent four-quarter period for which internal financial statements are available.

In addition, for purposes of calculating the Secured Leverage Ratio:

(1) acquisitions that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers or consolidations, or any Person or any of its Restricted Subsidiaries acquired by the specified Person or any of its Restricted Subsidiaries, and including all related financing transactions and including increases in ownership of Restricted Subsidiaries, during the four-quarter reference period or subsequent to such reference period and on or prior to the date on which the event for which the calculation of the Secured Leverage Ratio is made (the “Leverage Calculation Date”), or that are to be made on the Leverage Calculation Date, will be given pro forma effect (in accordance with Regulation S-X under the Securities Act and any successor regulation, rule or law) as if they had occurred on the first day of the four-quarter reference period;

(2) the Consolidated EBITDA attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Leverage Calculation Date, will be excluded;

(3) the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Leverage Calculation Date, will be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any of its Restricted Subsidiaries following the Leverage Calculation Date;

(4) any Person that is a Restricted Subsidiary on the Leverage Calculation Date will be deemed to have been a Restricted Subsidiary at all times during such four-quarter period;

(5) any Person that is not a Restricted Subsidiary on the Leverage Calculation Date will be deemed not to have been a Restricted Subsidiary at any time during such four-quarter period; and

(6) if any Indebtedness bears a floating rate of interest, the interest expense on such Indebtedness will be calculated as if the rate in effect on the Leverage Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligation applicable to such Indebtedness if such Hedging Obligation has a remaining term as at the Leverage Calculation Date in excess of 12 months).

“Significant Subsidiary” means any Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the date of the supplemental indenture.

“Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the documentation governing such Indebtedness as of the date of the supplemental indenture and excluding any provision providing for the contingent repayment, redemption or repurchase of any such interest or principal prior to the date originally scheduled for the payment thereof unless such contingency has occurred.

“Subsidiary” means, with respect to any specified Person:

(1) a corporation more than 50% of the outstanding voting stock of which is owned, directly or indirectly, by that Person or by one or more other Subsidiaries of that Person, or by that Person and one or more other Subsidiaries of that Person. For the purposes of this definition, “voting stock” means stock which ordinarily has voting power for the election of directors, whether at all times or only so long as no senior class of stock has such voting power by reason of any contingency; and

(2) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are that Person or one or more Subsidiaries of that Person (or any combination thereof).

“Treasury Rate” means, as of any redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two business days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the redemption date to          , 2012; provided, however, that if the period from the redemption date to , 2012 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

“Unrestricted Subsidiary” means any Subsidiary of the Company or any successor to any of them) that has been designated as of the date of determination by the Board of Directors of the Company as an Unrestricted Subsidiary pursuant to a resolution of the Board of Directors, but only to the extent that such Subsidiary:

(1) has no Indebtedness other than Non-Recourse Debt;

(2) except as permitted by the covenant described above under the caption “— Certain Covenants — Transactions with Affiliates,” is not party to any agreement, contract, arrangement or understanding with the Company or any Restricted Subsidiary of the Company unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to the Company or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Company;

(3) is a Person with respect to which neither the Company nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results; and

(4) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Company or any of its Restricted Subsidiaries.

“U.S. Government Obligations” means securities that are (x) direct obligations of the United States of America for the payment of which its full faith and credit is pledged or (y) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depositary receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act of 1933, as amended) as custodian with respect to any such U.S. Government Obligation or a specific payment of principal of or interest on any such U.S. Government Obligation held by such custodian for the account of the holder of such depositary receipt, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depositary receipt from any amount received by the custodian in respect of the U.S. Government Obligation or the specific payment of principal of or interest on the U.S. Government Obligation evidenced by such depositary receipt.

“Voting Stock” of any specified Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of the Indebtedness, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2) the then outstanding principal amount of such Indebtedness.

CERTAIN MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of certain material United States federal income tax consequences relevant to the purchase, ownership and disposition of the notes, but does not purport to be a complete analysis of all potential tax effects. This discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations issued thereunder, Internal Revenue Service (“IRS”) rulings and pronouncements, and judicial decisions now in effect, all of which are subject to change at any time or different interpretations. Any such change may be applied retroactively in a manner that could adversely affect a holder of the notes. This discussion does not address all of the United States federal income tax consequences that may be relevant to a holder in light of such holder’s particular circumstances or to holders subject to special rules, such as banks, financial institutions, regulated investment companies, real estate investment trusts, United States expatriates, insurance companies, dealers in securities or currencies, traders in securities, partnerships or other pass-through entities, U.S. Holders (as defined below) whose functional currency is not the U.S. dollar, tax-exempt organizations, persons subject to alternative minimum tax and persons holding the notes as part of a “straddle,” “hedge,” “conversion transaction” or other integrated transaction. In addition, this discussion is limited to beneficial owners of the notes that acquire the notes for cash at original issue and at their “issue price” within the meaning of Section 1273 of the Code (i.e., the first price at which a substantial amount of the notes are sold to the public for cash). Moreover, the effects of other United States federal tax laws (such as estate and gift tax laws) and any applicable state, local or non-U.S. tax laws are not discussed. The discussion deals only with notes held as “capital assets” within the meaning of Section 1221 of the Code. No rulings from the IRS have been or will be sought with respect to the matters discussed below. There can be no assurance that the IRS will not take a different position concerning the tax consequences of the purchase, ownership or disposition of the notes or that any such position would not be sustained.

As used herein, “U.S. Holder” means a beneficial owner of the notes that is treated for United States federal income tax purposes as:

•	an individual who is a citizen or resident of the United States;

•	a corporation or other entity treated as a corporation for United States federal income tax purposes created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to United States federal income tax regardless of its source; or

•	a trust, if a United States court can exercise primary supervision over the administration of the trust and one or more “United States persons” within the meaning of the Code can control all substantial trust decisions, or, if the trust was in existence on August 20, 1996, and it has elected to continue to be treated as a United States person.

If a partnership or other entity treated as a partnership for United States federal income tax purposes holds the notes, the tax treatment of the partnership and the partners in the partnership will generally depend on the status of the particular partner in question and the activities of the partnership. Such partners should consult their tax advisors as to the specific tax consequences to them of holding the notes indirectly through ownership of their partnership interests. In addition, all prospective investors should consult their tax advisors with regard to the application of the tax consequences discussed below to their particular situations and the application of any state, local, non-U.S. or other tax laws, including gift and estate tax laws.

U.S. Holders

Payments of Interest

It is expected, and the following discussion assumes, that the notes will not be issued with more than a de minimis amount of original issue discount. Payments of stated interest on the notes generally will be taxable to a U.S. Holder as ordinary income at the time that such payments are received or accrued, in accordance with such U.S. Holder’s method of accounting for United States federal income tax purposes.

Additional Payments

In certain circumstances (see “Description of the Notes — Optional Redemption” and “Description of the Notes — Repurchase at the Option of Holders — Change of Control”), we may be obligated to pay amounts in excess of stated interest or principal on the notes. The obligation to make such payments may implicate the provisions of Treasury Regulations relating to “contingent payment debt instruments.” If the notes were deemed to be contingent payment debt instruments, a U.S. Holder might be required to accrue income on the holder’s notes in excess of stated interest, and to treat as ordinary income rather than capital gain any income realized on the taxable disposition of a note before the resolution of the contingencies. We do not intend to treat the potential payment of these amounts as subjecting the notes to the contingent payment debt rules. Our determination in this respect is binding on a U.S. Holder unless such holder discloses its contrary position in the manner required by applicable Treasury Regulations. Our determination is not, however, binding on the IRS, and if the IRS were to challenge this determination, the tax consequences to a holder could differ materially and adversely from those discussed herein. In the event a contingency were to occur, it would affect the character, amount and timing of the income recognized by a U.S. Holder. If any additional payments are in fact made, U.S. Holders will be required to recognize such amounts as income. The remainder of this disclosure assumes that the notes will not be treated as contingent payment debt instruments.

Sale or Other Taxable Disposition of Notes

A U.S. Holder will recognize gain or loss on the sale, exchange, redemption, retirement or other taxable disposition of a note equal to the difference between the amount realized upon the disposition (less a portion allocable to any accrued and unpaid interest, which will be taxable as interest) and the U.S. Holder’s adjusted tax basis in the note. A U.S. Holder’s adjusted tax basis in a note generally will be equal to the amount that the U.S. Holder paid for the note, less any principal payments received by such holder on such note. Any gain or loss generally will be a capital gain or loss, and will be a long-term capital gain or loss if, at the time of such sale, exchange, redemption, retirement or other taxable disposition, the U.S. Holder has held the note for more than one year. Otherwise, such gain or loss will be a short-term capital gain or loss. Long-term capital gains recognized by an individual or other non-corporate U.S. Holder generally are subject to a reduced rate of U.S. federal income tax. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding

A U.S. Holder may be subject to information reporting and backup withholding when such holder receives principal and interest payments on the notes held or upon the proceeds received upon the sale or other disposition of such notes (including a redemption or retirement of the notes). Certain holders (including, among others, corporations and certain tax-exempt organizations that, when required, demonstrate their exempt status) are generally not subject to information reporting or backup withholding. A U.S. Holder generally will be subject to backup withholding if such holder is not otherwise exempt and such holder:

•	fails to furnish the holder’s taxpayer identification number (“TIN”), which, for an individual, is ordinarily his or her social security number;

•	furnishes an incorrect TIN;

•	in the case of interest payments, is notified by the IRS that the holder has failed properly to report payments of interest or dividends; or

•	in certain circumstances, fails to comply with applicable certification requirements.

U.S. Holders should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption, if applicable. Backup withholding is not an additional tax, and taxpayers may use amounts withheld as a credit against their United States federal income tax liability or may claim a refund if they timely provide certain information to the IRS.

Non-U.S. Holders

A non-U.S. Holder is a beneficial owner of the notes who is not a U.S. Holder or a partnership or other entity treated as a partnership for United States federal income tax purposes.

Payments of Interest and Additional Payments

Interest paid on a note to a non-U.S. Holder will not be subject to United States federal withholding tax of 30% (or, if applicable, a lower treaty rate) provided that:

•	such holder does not directly or indirectly, actually or constructively, own 10% or more of the total combined voting power of all classes of our voting stock;

•	such holder is not a controlled foreign corporation, within the meaning of the Code, that is related to us through actual or constructive stock ownership; and

•	either (1) the non-U.S. Holder certifies in a statement provided to us or the paying agent, under penalties of perjury, that it is not a “United States person” within the meaning of the Code and provides its name and address, (2) a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business and holds the note on behalf of the non-U.S. Holder certifies to us or the paying agent under penalties of perjury that it, or the financial institution between it and the non-U.S. Holder, has received from the non-U.S. Holder a statement, under penalties of perjury, that such holder is not a United States person and provides us or the paying agent with a copy of such statement or (3) the non-U.S. Holder holds its note directly through a “qualified intermediary” and certain conditions are satisfied.

Even if the above conditions are not met, a non-U.S. Holder may be entitled to a reduction in or an exemption from withholding tax on interest under a tax treaty between the United States and the non-U.S. Holder’s country of residence. To claim such a reduction or exemption, a non-U.S. Holder generally must properly complete IRS Form W-8BEN (or other applicable form), together with all appropriate attachments, and claim this exemption on the form. A non-U.S. Holder generally will also be exempt from withholding tax on interest if such interest is effectively connected with such holder’s conduct of a United States trade or business and, if an income tax treaty applies, is attributable to a United States “permanent establishment” or, for an individual, “fixed base” (as discussed below under “Non-U.S. Holders — United States Trade or Business”) and the holder provides us with a properly completed IRS Form W-8ECI.

In certain circumstances (see “Description of the Notes — Optional Redemption” and “Description of the Notes — Repurchase at the Option of Holders — Change of Control”), we will be obligated to pay additional interest on the notes. Such payments may be treated as interest subject to the rules described above or as other income subject to the United States federal withholding tax. A non-U.S. Holder that is subject to the withholding tax on payments of additional interest should consult its tax advisors as to whether it can obtain a refund for all or a portion of the withholding tax.

The certification requirements described above may require a non-U.S. Holder that claims the benefit of an income tax treaty also to provide its United States taxpayer identification number. Prospective investors should consult their tax advisors regarding the certification requirements applicable to them.

Sale or Other Taxable Disposition of Notes

A non-U.S. Holder will generally not be subject to United States federal income tax or withholding tax on gain recognized on the sale, exchange, redemption, retirement or other taxable disposition of a note if the gain is not effectively connected with a United States trade or business of the non-U.S. Holder or, if an income tax treaty applies, is not attributable to a United States “permanent establishment” or, for an individual, “fixed base.” However, a non-U.S. Holder may be subject to tax on such gain if such holder is an individual who was present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case such holder may have to pay a United States federal income tax of 30% (or, if applicable, a lower treaty rate) on such gain.

United States Trade or Business

If interest paid on a note or gain from a disposition of a note is effectively connected with a non-U.S. Holder’s conduct of a United States trade or business (and, if an income tax treaty applies, the non-U.S. Holder maintains a United States “permanent establishment” or, for an individual, “fixed base” to which the interest or gain is attributable), the non-U.S. Holder generally will be subject to United States federal income tax on the interest or gain on a net basis in the same manner as if the non-U.S. Holder were a U.S. Holder. A non-U.S. Holder that is a corporation also may be subject to a branch profits tax equal to 30% of its effectively connected earnings and profits for the taxable year, subject to certain adjustments, unless it qualifies for a lower rate under an applicable income tax treaty. If interest income received with respect to a note is effectively connected with a United States trade or business (and, if an income tax treaty applies, is attributable to a United States “permanent establishment” or, for an individual, “fixed base”), the 30% withholding tax described above will not apply (assuming an appropriate certification is provided).

Information Reporting and Backup Withholding

Backup withholding generally will not apply to payments of interest or principal made by us or the paying agent, in its capacity as such, to a non-U.S. Holder if the holder meets the identification and certification requirements discussed above under “Non-U.S. Holders — Payments of Interest and Additional Payments” for exemption from United States federal withholding tax or otherwise establishes an exemption. However, information reporting on IRS Form 1042-S may still apply with respect to interest payments. Payments of the proceeds from a disposition (including a redemption or retirement) of a note by a non-U.S. Holder made to or through a non-U.S. office of a broker generally will not be subject to information reporting or backup withholding. However, information reporting (but generally not backup withholding) may apply to those payments if the broker is:

•	a United States person;

•	a controlled foreign corporation for United States federal income tax purposes;

•	a non-U.S. person 50% or more of whose gross income is effectively connected with a United States trade or business for a specified three-year period; or

•	a non-U.S. partnership, if at any time during its tax year, one or more of its partners are United States persons, as defined in Treasury Regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership or if, at any time during its tax year, the non-U.S. partnership is engaged in a United States trade or business, unless the broker has documentary evidence in its records that the non-U.S. Holder is not a “United States person” within the meaning of the Code and certain other conditions are met or the non-U.S. Holder otherwise establishes an exemption.

Payment of the proceeds from a disposition (including a redemption or retirement) of a note by a non-U.S. Holder made to or through the United States office of a broker is generally subject to information reporting and backup withholding unless the non-U.S. Holder establishes an exemption from information reporting and backup withholding (such as by providing an IRS Form W-8BEN).

Non-U.S. Holders should consult their tax advisors regarding application of withholding, information reporting and backup withholding in their particular circumstances and the availability of any procedure for obtaining an exemption from withholding, information reporting and backup withholding under current Treasury Regulations. In this regard, the current Treasury Regulations provide that a certification may not be relied on if the payor knows or has reason to know that the certification may be false. Backup withholding is not an additional tax, and taxpayers may use amounts withheld as a credit against their United States federal income tax liability or may claim a refund if they timely provide certain information to the IRS.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated          , 2008, we have agreed to sell to the underwriters, for whom Credit Suisse Securities (USA) LLC is acting as representative, the following respective principal amount of notes.

Principal
Amount of
Underwriters	Notes

Credit Suisse Securities (USA) LLC	$
Citigroup Global Markets Inc.
J.P. Morgan Securities Inc.
KeyBanc Capital Markets Inc.
NatCity Investments, Inc.
Fifth Third Securities, Inc.
Morgan Stanley & Co. Incorporated
Piper Jaffray & Co.
Greenwich Capital Markets, Inc.

Total	$200,000,000

The underwriting agreement provides that the underwriters are obligated to purchase all of the notes if any are purchased. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

The underwriters have advised us that they propose initially to offer the notes to the public at the public offering price on the cover page of this prospectus supplement, and to dealers at that price less a concession not in excess of     % of the principal amount of the notes. The underwriters may allow, and the dealers may reallow, a discount not in excess of     % of the principal amount of the notes to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

The following table shows the discounts and commissions we will pay to the underwriters in respect to this offering:

Per note       %

Total  $

The expenses of the offering, not including the underwriting discount, are estimated to be approximately $590,000 and are payable by us.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each Underwriter represents and agrees that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of Securities to the public in that Relevant Member State prior to the publication of a prospectus in relation to the Securities which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of notes to the public in that Relevant Member State at any time,

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the manager for any such offer; or

(d) in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

The expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe for the note, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each of the underwriters severally represents, warrants and agrees as follows:

(a)(i) it is a person whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business and (ii) it has not offered or sold and will not offer or sell the notes other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses where the issue of the notes would otherwise constitute a contravention of Section 19 of the Financial Services and Markets Act 2000 (“FSMA”) by the company;

(b) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling with Article 19(5) of the FSMA) Order 2005 or in circumstances in which section 21 of FSMA does not apply to the company; and

(c) it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or, if such indemnification is not available, to contribute to payments the underwriters may be required to make in respect of these liabilities.

The notes are a new issue of securities for which there currently is no market. The underwriters have advised us that they intend to make a market in the notes as permitted by applicable law. They are not obligated, however, to make a market in the notes and any market-making may be discontinued at any time at their sole discretion. Accordingly, no assurance can be given as to the development or liquidity of any market for the notes. If an active public trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected.

The underwriters may engage in over-allotment, stabilizing transactions, covering transactions and penalty bids in accordance with Regulation M under the Exchange Act:

•	Over-allotment involves sales in excess of the offering size, which creates a short position for the underwriters.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover short positions.

•	Penalty bids permit the underwriters to reclaim a selling concession from a broker/dealer when the notes originally sold by such broker/dealer are purchased in a stabilizing or covering transaction to cover short positions.

These stabilizing transactions, covering transactions and penalty bids may cause the price of the notes to be higher than it would otherwise be in the absence of these transactions. These transactions, if commenced, may be discontinued at any time. We make no representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. In addition, we make no representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

We expect that delivery of the notes will be made against payment therefor on or about the closing date specified on the cover page of this prospectus supplement, which will be the           business day following the date of this prospectus supplement. Under Rule 15c6-1 of the Commission under the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of this prospectus supplement or the next           succeeding business days will be required, by virtue of the fact that the notes initially will settle in T+ , to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes on the date hereof or the next           succeeding business days should consult their own advisor.

Certain of the underwriters and their affiliates perform various financial advisory, investment banking and commercial banking services from time to time for us and our affiliates, for which they have received or may receive customary fees. Credit Suisse is the term loan administrative agent under our senior secured credit facility and the dealer manager for the tender offer to purchase for cash any and all of the $200.0 million in aggregate principal amount of our outstanding 9 1/8% Senior Notes. Certain affiliates of the underwriters are lenders under the senior secured credit facility.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

The distribution of the notes in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of the notes are made. Any resale of the notes in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the notes.

Representations of Purchasers

By purchasing the notes in Canada and accepting a purchase confirmation, a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the notes without the benefit of a prospectus qualified under those securities laws;

•	where required by law, the purchaser is purchasing as principal and not as agent;

•	the purchaser has reviewed the text above under “— Resale Restrictions”; and

•	the purchaser acknowledges and consents to the provision of specified information concerning its purchase of the notes to the regulatory authority that by law is entitled to collect the information.

Further details concerning the legal authority for this information is available on request.

Rights of Action — Ontario Purchasers Only

Under Ontario securities legislation, certain purchasers who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the notes, for rescission against us in the event that this prospectus contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the notes. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the notes. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the notes were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the notes as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons are located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of the notes should consult their own legal and tax advisors with respect to the tax consequences of an investment in the notes in their particular circumstances and about the eligibility of the notes for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

The validity of the notes will be passed upon for us by Baker & Hostetler LLP, Cleveland, Ohio. Certain legal matters with respect to the notes will be passed upon for the underwriters by Latham & Watkins, LLP, New York, New York.

WHERE YOU CAN FIND MORE INFORMATION AND INCORPORATION OF
CERTAIN DOCUMENTS BY REFERENCE

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available on the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the public reference room and its copy charges. You may also inspect our SEC reports and other information at the New York Stock Exchange, 20 Broad Street, New York, New York 10005. Documents may also be available on our web site at http://www.ferro.com under the heading “Investor Information.” Please note that all references to “http://www.ferro.com” in this prospectus supplement, the accompanying prospectus and the registration statement of which they are a part are inactive textual references only and that the information contained on our website are not incorporated by reference into this prospectus supplement, the accompanying prospectus or the registration statement nor intended to be used in connection with any offering hereunder.

This prospectus supplement and the accompanying prospectus are part of a registration statement on Form S-3 that we filed with the SEC, which includes exhibits and other information not included in this prospectus supplement or the accompanying prospectus. The SEC allows us to “incorporate by reference” in this prospectus supplement or the accompanying prospectus the information we file with it. This means that we are disclosing important business and financial information to you by referring to other documents filed separately with the SEC that contain the omitted information. The information incorporated by reference is an important part of this prospectus supplement and the accompanying prospectus, and information that we file later with the SEC will automatically update and supersede this information.

We incorporate by reference the following documents filed with the SEC by us and any future filings we make with the SEC after the date of this prospectus supplement under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), until we complete our offering of the securities offered by this prospectus supplement and the accompanying prospectus. We are not incorporating by reference any information furnished rather than filed under Item 2.02 or Item 7.01 of any Current Report on Form 8-K (including the Current Reports on Form 8-K listed below), unless otherwise specified:

SEC Filings	Period/Date

Annual Report on Form 10-K	Fiscal Year ended December 31, 2007
Quarterly Report on Form 10-Q	Quarter ended March 31, 2008
Current Reports on Form 8-K	January 4, 2008, March 21, 2008, April 1, 2008, June 10, 2008, June 12, 2008 and each of the filings dated June 20, 2008 and June 23, 2008
Definitive Proxy Statement on Schedule 14A	Filed on March 18, 2008 for the 2008 Annual Meeting of Shareholders (other than the information set forth under the heading “Compensation Committee Report”)

Any statement contained or incorporated by reference in this prospectus supplement or the accompanying prospectus shall be deemed to be modified or superseded for purposes of this prospectus supplement and the accompanying prospectus to the extent that a statement contained herein, or in any subsequently filed document which also is incorporated herein by reference, modifies or supersedes such earlier statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement or the accompanying prospectus. Any statement made in this prospectus supplement or the accompanying prospectus concerning the contents of any contract, agreement or other document is only a summary of the actual contract, agreement or other document. If we have filed or incorporated by reference any contract, agreement or other document as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of the document or matter involved. Each statement regarding a contract, agreement or other document is qualified by reference to the actual document.

We will furnish without charge to each person (including any beneficial owner) to whom this prospectus supplement or the accompanying prospectus is delivered, upon written or oral request, a copy of any or all of the foregoing documents incorporated herein by reference (other than certain exhibits). Requests for such documents should be made to:

Ferro Corporation
1000 Lakeside Avenue
Cleveland, Ohio 44114
(216) 641-8580
Attention: Investor Relations

$200,000,000

DEBT SECURITIES

Ferro Corporation may offer and sell from time to time our notes, debentures or other evidences of unsecured, senior indebtedness (the “senior debt securities”) or unsecured, junior subordinated indebtedness (the “junior subordinated debt securities”), as further described in this prospectus. We sometimes refer to the senior debt securities and the junior subordinated debt securities together in this prospectus as the “debt securities” or the “securities.”

We will provide the terms of any offering and the specific terms of the securities offered in supplements to this prospectus. You should read this prospectus and any accompanying prospectus supplement carefully before you invest. This prospectus may not be used to sell any of these securities unless accompanied by a prospectus supplement or term sheet.

See “Risk Factors” on page 4 for a discussion of certain risks that you should consider in connection with an investment in Ferro Corporation’s debt securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 5, 2008.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (the “SEC”) using a “shelf” registration process. Under this shelf process, Ferro Corporation may sell in one or more offerings debt securities, which may be senior or subordinated debt securities. This prospectus provides you with a general description of the securities Ferro Corporation may offer. Each time Ferro Corporation sells securities, we will provide a prospectus supplement, which may be in the form of a term sheet, which will contain specific information about the terms of that offering and the specific terms of the securities. The prospectus supplement may also add, update or change information contained in this prospectus, and accordingly, to the extent inconsistent, information in this prospectus is superseded by the information in the prospectus supplement. You should read both this prospectus and the applicable prospectus supplement together with additional information described under the heading “Where You Can Find More Information and Incorporation of Certain Documents by Reference.”

Because Ferro Corporation is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act of 1933, as amended (the “Securities Act”), Ferro Corporation may add to and offer additional securities including secondary securities by filing a prospectus supplement with the SEC at the time of the offer.

You should rely only on the information contained in this prospectus or any prospectus supplement and the information incorporated by reference in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Ferro Corporation is not making an offer to sell or a solicitation of an offer to buy these securities in any jurisdiction where the offer, sale or solicitation is not permitted. The information appearing or incorporated by reference in this prospectus and any supplement to this prospectus is accurate only as of the date of this prospectus or any supplement to this prospectus or the date of the document in which incorporated information appears. Our business, financial condition, results of operations and prospects may have changed since those dates.

U.S. Bank National Association, by acceptance of its duties as trustee under the senior indenture or any subordinated indenture with Ferro Corporation, has not reviewed the prospectus and registration statement and has made no representation as to the information contained herein including, but not limited to, any representations as to Ferro Corporation, its business or financial condition, or the securities.

Unless otherwise indicated or unless the context otherwise requires, all references in this prospectus to “Ferro,” the “Company,” “we,” “us” or “our” mean Ferro Corporation and its consolidated subsidiaries.

WHERE YOU CAN FIND MORE INFORMATION AND
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available on the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the public reference room and its copy charges. You may also inspect our SEC reports and other information at the New York Stock Exchange, 20 Broad Street, New York, New York 10005. Documents may also be available on our web site at http://www.ferro.com under the heading “Investor Information.” Please note that all references to “http://www.ferro.com” in this registration statement and prospectus and any prospectus supplement that accompanies this prospectus are inactive textual references only and that the information contained on our website is neither incorporated by reference into this registration statement or prospectus or any accompanying prospectus supplement nor intended to be used in connection with any offering hereunder.

This prospectus is part of a registration statement on Form S-3 that we filed with the SEC, which includes exhibits and other information not included in this prospectus or a prospectus supplement. The SEC allows us to “incorporate by reference” in this prospectus the information we file with it. This means that we are disclosing important business and financial information to you by referring to other documents filed separately with the SEC that contain the omitted information. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information.

We incorporate by reference the following documents filed with the SEC by us and any future filings we make with the SEC after the date of this prospectus under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), until we complete our offering of the securities offered by this prospectus and the accompanying prospectus supplement. We are not incorporating by reference any information furnished rather than filed under Item 2.02 or Item 7.01 of any Current Report on Form 8-K (including the Current Report on Form 8-K listed below), unless otherwise specified:

SEC Filings	Period/Date

Annual Report on Form 10-K	Fiscal Year ended December 31, 2007

Current Report on Form 8-K	January 4, 2008

Definitive Proxy Statement on Schedule 14A	Filed on March 16, 2007 for the 2007 Annual Meeting of Shareholders (other than the information set forth under the heading “Compensation Committee Report”)

Any statement contained or incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein, or in any subsequently filed document which also is incorporated herein by reference, modifies or supersedes such earlier statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. Any statement made in this prospectus concerning the contents of any contract, agreement or other document is only a summary of the actual contract, agreement or other document. If we have filed or incorporated by reference any contract, agreement or other document as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of the document or matter involved. Each statement regarding a contract, agreement or other document is qualified by reference to the actual document.

We will furnish without charge to each person (including any beneficial owner) to whom a prospectus is delivered, upon written or oral request, a copy of any or all of the foregoing documents incorporated herein by reference (other than certain exhibits). Requests for such documents should be made to:

Ferro Corporation
1000 Lakeside Avenue
Cleveland, Ohio 44114
(216) 641-8580
Attention: Investor Relations

RISK FACTORS

Investing in Ferro Corporation’s securities involves significant risks. Before you invest in Ferro Corporation’s securities, in addition to the other information contained in this prospectus and in the accompanying prospectus supplement, you should carefully consider the risks and uncertainties identified in Ferro Corporation’s reports to the SEC incorporated by reference into this prospectus and the accompanying prospectus supplement.

The risks and uncertainties identified in our SEC reports are not the only risks that we face. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial also may adversely affect Ferro Corporation. If any known or unknown risks and uncertainties develop into actual events, these developments could have material adverse effects on our financial position, results of operations, and cash flows.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Ferro Corporation’s filings with the SEC, including Ferro Corporation’s annual report on Form 10-K for the fiscal year ended December 31, 2007, Ferro Corporation’s Annual Report to Stockholders, any quarterly report on Form 10-Q or any current report on Form 8-K of Ferro Corporation (along with any exhibits to such reports as well as any amendments to such reports), our press releases, or any other written or oral statements made by or on behalf of Ferro Corporation, may include or incorporate by reference forward-looking statements which reflect Ferro Corporation’s current view, as of the date such forward-looking statement is first made, with respect to future events, prospects, projections or financial performance. The matters discussed in these forward-looking statements are subject to certain risks and uncertainties and other factors that could cause actual results to differ materially from those made, implied or projected in or by such statements. Should any known or unknown risks and uncertainties develop into actual events, these developments could have material adverse effects on Ferro Corporation’ business, financial condition and results of operations. These uncertainties and other factors include, but are not limited to:

•	We depend on reliable sources of raw materials and other supplies at a reasonable cost, but availability of these materials and supplies could be interrupted and/or their prices could escalate and adversely affect our sales and profitability.

•	The markets for our products are highly competitive and subject to intense price competition, and that could adversely affect our sales and earnings performance.

•	We strive to improve operating margins through sales growth, price increases, productivity gains, improved purchasing techniques and restructuring activities, but we may not achieve the desired improvements.

•	We sell our products into industries where demand has been unpredictable, cyclical or heavily influenced by consumer spending.

•	The global scope of our operations exposes us to risks related to currency conversion and changing economic, social and political conditions around the world.

•	We have a growing presence in the Asia-Pacific region where it can be difficult for a U.S.-based company, such as Ferro, to compete lawfully with local competitors.

•	Regulatory authorities in the U.S., European Union and elsewhere are taking a much more aggressive approach to regulating hazardous materials, and those regulations could affect sales of our products.

•	Our operations are subject to stringent environmental, health and safety regulations, and compliance with those regulations could require us to make significant investments.

•	We depend on external financial resources, and any interruption in access to capital markets or borrowings could adversely affect our financial condition.

•	Interest rates on some of our borrowings are variable, and our borrowing costs could be affected adversely by interest rate increases.

•	Many of our assets are encumbered by liens that have been granted to lenders, and those liens affect our flexibility to dispose of property and businesses.

•	We are subject to a number of restrictive covenants under our credit facilities, and those covenants could affect our flexibility to fund strategic initiatives.

•	We have significant deferred tax assets, and our ability to utilize these assets will depend on our future performance.

•	We are a defendant in several lawsuits that could have an adverse effect on our financial condition and/or financial performance, unless they are successfully resolved.

•	Our businesses depend on a continuous stream of new products, and failure to introduce new products could affect our sales and profitability.

•	Employee benefit costs, especially postretirement costs, constitute a significant element of our annual expenses, and funding these costs could adversely affect our financial condition.

•	We are exposed to risks associated with acts of God, terrorists, and others, as well as fires, explosions, wars, riots, accidents, embargoes, natural disasters, strikes and other work stoppages, quarantines and other governmental actions, and other events or circumstances that are beyond our control.

Additional information regarding these risk factors can be found in Ferro Corporation’s Annual Report on Form 10-K for the period ended December 31, 2007. The risks and uncertainties identified above are not the only risks Ferro Corporation faces. Additional risks and uncertainties not presently known to Ferro Corporation or that it currently believes to be immaterial also may adversely affect Ferro Corporation.

THE COMPANY

Ferro Corporation is a leading producer of specialty materials and chemicals that are sold to a broad range of manufacturers who, in turn, make products for many end-use markets. In approximately 50 manufacturing sites around the world, we produce the following types of products:

•	Inorganic specialty products — High-quality glazes, frits, enamels, pigments, dinnerware decorations and other performance materials;

•	Organic specialty products — Polymer specialty materials, engineered plastic compounds, electrolytes, high-potency pharmaceutical active ingredients and specialty solvents; and

•	Electronic materials — High-performance dielectrics, conductive pastes, metal powders and polishing materials.

We refer to our products as performance materials and chemicals because we formulate them to perform specific functions in the manufacturing processes and end products of our customers. The products we develop often are delivered to our customers in combination with customized technical service. The value of our products stems from the value they create in actual use.

The mailing address of our executive offices is 1000 Lakeside Avenue, Cleveland, Ohio 44114, and our telephone number is (216) 641-8580.

USE OF PROCEEDS

Except as we may describe otherwise in a prospectus supplement, we will use the proceeds from the sale of any offered securities for general corporate purposes, which may include working capital, capital expenditures, repayment or refinancing of indebtedness, acquisitions, repurchases of Ferro Corporation’s common stock, dividends and investments.

RATIO OF EARNINGS TO FIXED CHARGES

Our ratio of earnings to fixed charges for each of the fiscal years ended December 31, 2003 through 2007 was as follows:

	Fiscal Year Ended December 31
	2003	2004	2005	2006	2007

Ratio of Earnings to Fixed Charges	1.25	1.85	1.55	1.36	(0.64)

The ratio of earnings to fixed charges has been calculated by dividing (1) income before income taxes plus fixed charges by (2) fixed charges. Fixed charges are equal to interest expense (including amortization of deferred financing costs), plus the portion of rent expense estimated to represent interest. For the fiscal year ended December 31, 2007, earnings were insufficient to cover fixed charges by $111.0 million.

DESCRIPTION OF DEBT SECURITIES

The following description summarizes the general terms and provisions of the debt securities that Ferro Corporation may offer pursuant to this prospectus that are common to all series. The specific terms relating to any series of the debt securities that Ferro Corporation may offer will be described in a prospectus supplement, which you should read. Because the terms of specific series of debt securities offered may differ from the general information that Ferro Corporation has provided below, you should rely on information in the applicable prospectus supplement that contradicts any information below.

As required by federal law for all bonds and notes of companies that are publicly offered, the debt securities will be governed by a document called an “indenture.” An indenture is a contract between a financial institution, acting on your behalf as trustee of the debt securities offered, and Ferro Corporation. We may issue the senior debt securities under the Senior Indenture, dated as of March 5, 2008, between Ferro Corporation and U.S. Bank National Association (U.S. Bank), as trustee, which we refer to in this prospectus as our senior indenture, as may be supplemented by any supplemental indenture applicable to such senior debt securities. We may issue the subordinated debt securities under a Subordinated Indenture to be entered into by us with U.S. Bank or another trustee chosen by us, which we refer to in this prospectus as our subordinated indenture, as may be supplemented by any supplemental indenture applicable to such subordinated debt securities. The senior indenture and subordinated indenture, each of which is filed as an exhibit to the registration statement of which this prospectus is a part, are collectively referred to in this prospectus as the indentures or individually as an indenture. We may also issue senior or subordinated debt securities under one or more additional indentures, each dated on or prior to the issuance of the applicable debt securities, and any supplemental indentures or additional indentures will be in the form filed as an exhibit to or incorporated by reference in the registration statement of which this prospectus is a part.

Unless otherwise provided in any applicable prospectus supplement, the following section is a summary of the principal terms and provisions included in the indentures. This summary is not complete and is subject to, and qualified in its entirety by reference to, the terms and provisions of the applicable indenture, including any supplemental indenture. If this summary refers to particular provisions in the indentures, such provisions, including the definition of terms, are incorporated by reference in this prospectus as part of this summary. Ferro Corporation urges you to read the applicable indenture and any supplement thereto because these documents, and not this section, define your rights as a holder of debt securities.

General

The debt securities will be our general unsecured obligations, and will be limited to an initial principal amount of $200 million. However, the indentures will not limit the amount of debt securities that we may issue. The indentures will provide that we may issue the debt securities periodically in one or more series. The applicable prospectus supplement will describe the following terms of any debt securities that we may offer:

•	the title of the debt securities;

•	whether they are senior debt securities or subordinated debt securities;

•	any limit on the aggregate principal amount of the debt securities;

•	the prices at which the debt securities will be issued;

•	the person to whom interest is payable, if other than a person whose name is listed on the debt security;

•	the principal payment date(s);

•	the interest rates, if applicable, and the interest payment dates;

•	the place(s) where the principal and any premium or interest shall be payable;

•	the price(s) and period(s) during which the debt securities may be redeemed, if applicable;

•	our obligation, if any, and the price(s) to redeem or purchase the debt securities under sinking fund or analogous provisions;

•	the denominations of the debt securities;

•	the currency in which payment shall be made, if other than U.S. dollars, and the terms upon which we or the holder of the debt securities may elect a different currency;

•	if principal, premium or interest information may be determined by reference to an index or formula, the manner in which shall amounts shall be determined;

•	if other than the principal amount, the portion of the principal amount of the debt securities which shall be payable upon maturity;

•	the applicability of provisions described below under “Defeasance and Covenant Defeasance”;

•	any changes or additions to the events of default or covenants contained in the indenture;

•	if the debt securities will be issuable only as book-entry debt securities, the depository for the book-entry security and the circumstances in which the book-entry debt securities may be registered for transfer or exchange or authenticated and delivered; and

•	any other terms of the debt securities.

If the debt securities are sold at a substantial discount below their stated principal amount, any applicable federal income tax consequences and other special considerations applicable to the original issue discount debt securities will be described in the applicable prospectus supplement. “Original issue discount debt securities” means any debt security that provides for an amount less than the principal amount to be due and payable upon the declaration of acceleration of the maturity of the debt security upon the occurrence of an event of default and its continuation. In addition, pursuant to the Internal Revenue Code, debt securities having interest reset dates that would cause any accrual period to be longer than one year are subject to the original issue discount rules of the Internal Revenue Code, whether or not the debt securities are original issue discount debt securities.

Redemption

No debt security will be subject to amortization or redemption unless otherwise provided in the applicable prospectus supplement. Any provisions relating to the redemption of debt securities will be set forth in the applicable prospectus supplement, including whether redemption is mandatory or at our or a holder’s option. If no redemption date or redemption price is indicated with respect to a debt security, we cannot redeem the debt security before its stated maturity. Unless otherwise specified in the applicable prospectus supplement, debt securities subject to redemption by us will be subject to the following terms:

•	redeemable on the applicable redemption dates;

•	redemption dates and redemption prices fixed at the time of sale and set forth on the debt security; and

•	redeemable in whole or in part (provided that any remaining principal amount of the debt security will be equal to an authorized denomination) at our option at the applicable redemption price, together with interest, payable to the date of redemption, on notice given not more than 60 nor less than 30 days before the date of redemption.

Payment and Transfer; Paying Agent

The paying agent will pay the principal of any debt securities only if those debt securities are surrendered to it. Unless we state otherwise in the applicable prospectus supplement, the paying agent will pay principal, interest and premium, if any, on debt securities, subject to such surrender, where applicable, at its office or, at our option:

•	by wire transfer to an account at a banking institution in the United States that is designated in writing to the applicable trustee or paying agent before the deadline set forth in the applicable prospectus supplement by the person entitled to that payment (which in the case of book-entry debt securities is the securities depositary or its nominee); or

•	by check mailed to the address of the person entitled to that interest as that address appears in the security register for those debt securities.

Unless we state otherwise in the applicable prospectus supplement, the applicable trustee will act as paying agent for the debt securities, and the principal corporate trust office of such trustee will be the office through which the paying agent acts. We may, however, change or add paying agents or approve a change in the office through which a paying agent acts.

Any money that we have paid to a paying agent for principal or interest on any debt securities that remains unclaimed at the end of two years after that principal or interest has become due will be repaid to us at our request. After repayment to us, holders should look only to us for those payments.

Neither we nor any trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a book-entry debt security, or for maintaining, supervising or reviewing any records relating to the beneficial ownership interests. We expect that the securities depositary, upon receipt of any payment of principal, interest or premium, if any, in a book-entry debt security, will credit immediately the accounts of the related participants with payment in amounts proportionate to their respective holdings in principal amount of beneficial interest in the book-entry debt security as shown on the records of the securities depositary. We also expect that payments by participants to owners of beneficial interests in a book-entry debt security will be governed by standing customer instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in “street name” and will be the responsibility of the participants.

Fully registered securities may be transferred or exchanged at the corporate trust office of the applicable trustee or at any other office or agency we maintain for those purposes, without the payment of any service charge except for any tax or governmental charge and related expenses. We will not be required to:

•	issue, register the transfer of, or exchange any debt securities of a series during the period beginning 15 days before the date the notice is mailed identifying the debt securities of that series that have been selected for redemption; or

•	register the transfer of, or exchange any debt security of that series selected for redemption except the unredeemed portion of a debt security being partially redeemed.

Form and Denomination of Debt Securities

Unless otherwise indicated in the applicable prospectus supplement, the debt securities will be denominated in U.S. dollars, in minimum denominations of $1,000 and multiples thereof.

We may issue the debt securities in registered form, in which case we may issue them either in book-entry form only or in “certificated” form. We will issue registered debt securities in book-entry form only, unless it specifies otherwise in the applicable prospectus supplement. Debt securities issued in book-entry form will be represented by global securities.

Ferro Corporation also will have the option of issuing debt securities in non-registered form, as bearer securities, if we issue the securities outside the United States to non-U.S. persons. In that case, the applicable prospectus supplement and supplemental indenture will set forth the mechanics for holding the bearer securities, including the procedures for receiving payments, for exchanging the bearer securities for registered securities of the same series and for receiving notices. The applicable prospectus supplement will also describe the requirements with respect to Ferro Corporation’s maintenance of offices or agencies outside the United States and the applicable U.S. federal tax law requirements.

Global Securities

The debt securities offered by this prospectus may be in whole or in part issued in book-entry form. Book-entry debt securities will be represented by one or more fully registered global certificates. Each global certificate will be deposited and registered with the securities depositary or its nominee or a custodian for the securities depositary. Unless it is exchanged in whole or in part for debt securities in definitive form, a global certificate may generally be transferred only as a whole unless it is being transferred to certain nominees of the depositary.

Unless otherwise stated in any prospectus supplement, The Depository Trust Company will act as the securities depositary. Beneficial interests in global certificates will be shown on, and transfers of global certificates will be effected only through, records maintained by the securities depositary and its participants. If there are any additional or differing terms of the depositary arrangement with respect to the book-entry debt securities, we will describe them in the applicable prospectus supplement.

Holders of beneficial interests in book-entry debt securities represented by a global certificate are referred to as beneficial owners. Beneficial owners will be limited to institutions having accounts with the securities depositary or its nominee, which are called participants in this discussion, and to persons that hold beneficial interests through participants. When a global certificate representing book-entry debt securities is issued, the securities depositary will credit on its book-entry, registration and transfer system the principal amounts of book-entry debt securities the global certificate represents to the accounts of its participants. Ownership of beneficial interests in a global certificate will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by:

•	the securities depositary, with respect to participants’ interests; and

•	any participant, with respect to interests the participant holds on behalf of other persons.

As long as the securities depositary or its nominee is the registered holder of a global certificate representing book-entry debt securities, that person will be considered the sole owner and holder of the global certificate and the book-entry debt securities it represents for all purposes. Except in limited circumstances, beneficial owners:

•	may not have the global certificate or any book-entry debt securities it represents registered in their names;

•	may not receive or be entitled to receive physical delivery of certificated book-entry debt securities in exchange for the global certificate; and

•	will not be considered the owners or holders of the global certificate or any book-entry debt securities it represents for any purposes under the debt securities or the indentures.

We will make all payments of principal, interest and premium, if any, on a book-entry debt security to the securities depositary or its nominee as the holder of the global certificate. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of securities in definitive form. These laws may impair the ability to transfer beneficial interests in a global certificate.

Payments participants make to beneficial owners holding interests through those participants will be the responsibility of those participants. The securities depositary may from time to time adopt various policies and procedures governing payments, transfers, exchanges and other matters relating to beneficial interests in a global certificate. Neither we nor the trustee nor any agent of ours or the trustee’s will have any responsibility or liability for any aspect of the securities depositary’s or any participant’s records relating to beneficial interests in a global certificate representing book-entry debt securities, for payments made on account of those beneficial interests or for maintaining, supervising or reviewing any records relating to those beneficial interests.

Covenants

Unless otherwise indicated in the applicable prospectus supplement, under the indentures we will:

•	pay the principal, interest and premium, if any, on the debt securities when due;

•	maintain a place of payment;

•	deliver an officer’s certificate to the applicable trustee at the end of each fiscal year confirming our compliance with our obligations under the indentures;

•	deposit sufficient funds with any paying agent on or before the due date for any principal, interest or premium, if any;

•	maintain our existence; and

•	comply with any other covenants included in the applicable indenture or any supplemental indenture.

The applicable prospectus supplement and any applicable supplemental indenture will describe any additional covenants to which we may be subject in connection with the issuance of the debt securities.

Events of Default

Any one of the following events will constitute an event of default under the indentures:

•	failure to pay any interest on any debt security for 30 days past the applicable due date;

•	failure to pay principal of or any premium on any debt security when due;

•	failure to perform or a breach of any of our covenants or warranties set forth in the indentures, other than a covenant included in the indenture solely for the benefit of a different series of debt securities, which continues for 90 days after written notice as provided in the indentures; or

•	certain events in bankruptcy, insolvency or reorganization.

If any event of default with respect to the debt securities occurs and is continuing, the trustee under the applicable indenture or the holders of at least 25% in aggregate principal amount of the outstanding debt securities may declare the principal amount of all the debt securities to be immediately due and payable; provided, however, that if an event of default specified in the fourth bullet above with respect to us occurs, the principal of, premium, if any, and accrued and unpaid interest on all the debt securities will become and be immediately due and payable without any declaration or other act on the part of the trustee or any holders. If we issued the debt securities with original issue discount, less than the stated principal amount may become due and payable. The holders of a majority in aggregate principal amount of outstanding debt securities may, under certain circumstances, rescind and annul such acceleration as long as no judgment or decree based on acceleration has been obtained. The indentures will obligate the trustee to act with reasonable care during default. They also will provide that the trustee is not obligated to exercise any of its rights or powers under the indentures upon the request of the holders, unless the holders have offered to indemnify the trustee.

If the holders of a majority in aggregate principal amount of the debt securities offer to indemnify the trustee and meet certain other conditions, holders may direct the time, method and place for conducting a proceeding for any remedy available to the trustee. Before holders may institute any proceeding,

•	a particular holder must notify the trustee of the event of default;

•	the trustee must have received a similar notice from the holders of at least 25% of the principal amount of the outstanding debt securities, and these holders offered to indemnify the trustee;

•	the trustee must not have received a direction inconsistent from that request from a majority of the holders of the principal amount of the outstanding debt securities; and

•	the trustee shall have failed to institute a proceeding within 60 days.

These limitations will not restrict a debt securities holder from initiating a suit for payment of principal, premium or interest that is not paid on the applicable due date. We will be required to furnish annual statements to the trustee regarding performance of our obligations under the indentures.

Modification and Waiver

Under the terms of the indentures, certain provisions of the indenture, certain of our rights and obligations and certain of the rights of holders of debt securities may be modified or amended through a supplemental indenture without the consent of the holders of debt securities. The holders of at least a majority in aggregate principal amount of the outstanding debt securities must approve all other supplemental indentures.

In addition, without obtaining the consent of the holder of each outstanding security affected by any supplemental indenture, a supplemental indenture may not:

•	change the stated maturity of the principal of, or any installment of principal of or interest on, any debt security;

•	reduce the principal amount of, or the premium, if any, or interest on, any debt security;

•	change the place or currency of payment of principal of, premium, if any, or interest on, any debt security;

•	impair the right to institute suit for the enforcement of any payment on any debt security on or after the stated maturity or redemption date; or

•	reduce the percentage in principal amount of outstanding debt securities, the consent of whose holders is required for modification or amendment of the indentures or for waiver of compliance with certain provisions of the indentures or for waiver of certain defaults.

The holders of at least a majority in aggregate principal amount of the outstanding debt securities may waive our compliance with certain provisions of an indenture on behalf of all holders. They may also waive any past default under an indenture on behalf of all holders, unless a payment default relates to one of the indenture provisions or covenants that cannot be modified without the consent of each affected holder of the debt security.

Consolidation, Merger and Sale of Assets

The indentures will restrict us from engaging in any merger or purchase or sale of substantially all of our assets, unless:

•	the purchaser or successor-in-interest is a business organized under the applicable law of the United States of America, any state or the District of Columbia, and it expressly agrees to assume our obligations regarding the debt securities under a supplemental indenture;

•	immediately after giving effect to the transaction, no event of default, and no event which, after notice or lapse of time or both, would become an event of default, shall have occurred and be continuing;

•	if our properties or assets become subject to a Mortgage not permitted by the indenture, we or the successor-in-interest takes the necessary steps to secure the debt securities equally and ratably with (or prior to) all secured indebtedness; and

•	we deliver to the trustee a certification and a legal opinion confirming compliance with these conditions.

Satisfaction and Discharge of the Indentures

We may terminate our obligations under either indenture with respect to the debt securities of any series when:

•	either:

•	all outstanding debt securities of each series have been delivered to the trustee for cancellation; or

•	all debt securities of each series not previously delivered to the trustee for cancellation have become due and payable, will become due and payable at their stated maturity within one year or, if redeemable at our option, are to be called for redemption within one year under arrangements satisfactory to the trustee for the giving of notice of redemption by the trustee in our name and our expense, and we have irrevocably deposited with the trustee funds in an amount sufficient to pay and discharge the entire indebtedness on the debt securities which have not previously been delivered to the trustee for cancellation, for the principal of and, if any, interest or premium, to the date of deposit or the stated maturity or date of redemption;

•	we have paid or caused to be paid all sums payable by us under the applicable indenture; and

•	we have delivered an officers’ certificate and an opinion of counsel relating to compliance with the conditions set forth in the indenture.

Defeasance and Covenant Defeasance

Our debt securities may be subject to the defeasance and covenant defeasance provisions of the applicable indenture. If the provisions are applicable, we have the option to elect either:

•	defeasance — which will discharge us from all obligations in respect of the debt securities, subject to certain administrative limitations, or

•	covenant defeasance — which will permit us to be released from certain restrictive covenants of the indentures, including those described under “Certain Covenants” and “Event of Default.”

To invoke either of these options with respect to any debt securities, we must deposit, in trust, with the trustee an amount of money or U.S. government obligations that, through the payment of principal and interest in accordance with their terms, will provide an amount sufficient to pay any principal, premium and interest on the debt securities in accordance with the terms of the debt securities.

We may not establish this trust if there is a continuing event of default or if the establishment of the trust would create a conflicting interest for the trustee with respect to our other securities. Under federal income tax law as of the date of this prospectus, a discharge may be treated as an exchange of the related debt securities. Each holder might be required to recognize gain or loss equal to the difference between the holder’s cost or other tax basis for the debt securities and the value of the holder’s interest in the trust. Holders might be required to include as income a different amount than would be includable without the discharge. We urge prospective investors to consult their own tax advisers as to the consequences of a discharge, including the applicability and effect of tax laws other than the federal income tax law.

If we elect covenant defeasance with respect to any of the debt securities and those debt securities become immediately due and payable because an event of default occurs, other than an event of default relating to a covenant from which we have been released through the covenant defeasance election, the amount of money and U.S. government obligations on deposit with the trustee may be insufficient to pay amounts due to you on the debt securities at the time of the acceleration. However, we remain liable for any deficiency.

No Personal Liability of Directors, Officers and Stockholders

The indentures provide that no recourse for the payment of the principal of, premium, if any, or interest on any of the debt securities or for any claim based thereon or otherwise in respect thereof, and no recourse under or upon any of our obligations, covenants or agreements in the indentures, or in any of the debt securities or because of the creation of any indebtedness represented thereby, will be had against any of our incorporators, stockholders, officers or directors or of any successor person thereof. Each holder, by accepting the debt securities, waives and releases all such liability. Such waiver and release are not intended to affect the rights of holders under the federal securities laws.

Provisions Applicable to Subordinated Debt Securities

Any subordinated debt securities will be subordinate and junior in right of payment to the prior payment in full of all our senior indebtedness. “Senior indebtedness” is the principal (including sinking fund payments) of, and premium, if any, and interest on any indebtedness that is for:

•	money we borrow;

•	any indebtedness as may be evidenced by notes, debentures, bonds, securities or other instruments of indebtedness and for the payment of which we are responsible or liable, by guarantees or otherwise;

•	money borrowed by others, which we have assumed or guaranteed;

•	capitalized lease obligations; and

•	renewals, extensions, refundings, amendments and modifications of any indebtedness of the kind described above or of the instruments creating or evidencing such indebtedness, unless, in each case, the terms of the instruments evidencing the indebtedness or such renewal, extension, refunding, amendment or modification provide that it is not senior in rights of payment to the subordinated debt securities.

In the event we distribute our assets following dissolution, winding up, liquidation or reorganization, the holders of senior indebtedness will be entitled to be paid in full in respect of principal, premium, if any, and interest before any payments are made to holders of the subordinated debt securities. In addition, if an event of default occurs under the terms of the subordinated indenture or we have failed to pay the principal, premium, if any, sinking funds or interest on any senior indebtedness, then the holders of the subordinated debt securities will not receive any payment of principal, premium, sinking fund or interest until all of the payments in respect of the senior indebtedness have been paid in full.

Subject to any applicable subordination provisions applying to them, our creditors who are holders of senior indebtedness may recover more ratably than holders of the subordinated debt securities due to this subordination.

If this prospectus is being delivered in connection with a series of subordinated debt securities, the prospectus supplement or the information incorporated in this prospectus by reference will set forth the approximate amount of senior indebtedness outstanding as of the latest available date. The prospectus supplement also will identify any limitations on the issuance of additional senior indebtedness.

Concerning the Trustee

Unless otherwise specified in the applicable prospectus supplement, U.S. Bank will be the trustee under the indenture. We and certain of our affiliates maintain deposit accounts and banking relationships with U.S. Bank. U.S. Bank and its affiliates have purchased, and are likely in the future to purchase our securities. The trustee may perform services for us in the ordinary course of business.

Governing law

The Indentures provide that the Indentures and the Debt Securities will be governed by, and construed in accordance with, the laws of the State of Ohio.

PLAN OF DISTRIBUTION

Ferro Corporation may sell the offered securities:

•	through the solicitation of proposals of underwriters or dealers to purchase the offered securities;

•	through underwriters or dealers on a negotiated basis;

•	directly to a limited number of purchasers or to a single purchaser; or

•	through agents.

The prospectus supplement with respect to any offered securities will set forth the terms of the offering, including the name or names of any underwriters, dealers or agents, the purchase price of the offered securities and the proceeds to Ferro Corporation from such sale, any underwriting discounts and commissions and other items constituting underwriters’ compensation, any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers, and any securities exchange on which such offered securities may be listed. Any initial public offering price, discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

The securities may be offered and sold through agents that we may designate from time to time. Unless otherwise indicated in the applicable prospectus supplement, any such agent will be acting on a reasonable efforts basis for the period of its appointment. Any such agent may be deemed to be an underwriter, as that term is defined in the Securities Act, of any securities so offered and sold.

If an underwriter or underwriters are utilized in the sale of any offered securities, Ferro Corporation will execute an underwriting agreement with such underwriter or underwriters, and the names of the underwriter or underwriters and the terms of the transactions, including commissions, discounts, and any other compensation of the underwriters and dealers, if any, will be set forth in the prospectus supplement that will be used by the underwriters to make resales of the offered securities. Such underwriter or underwriters will acquire the offered securities for their own account and may resell such offered securities from time to time in one or more transactions, including negotiated transactions, at fixed public offering prices or at varying prices determined at the time of sale. The securities may be offered to the public either through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. If any underwriter or underwriters are utilized in the sale of any offered securities, unless otherwise set forth in the applicable prospectus supplement, the underwriting agreement will provide that the obligations of the underwriters will be subject to certain conditions precedent and that the underwriters with respect to a sale of such offered securities will be obligated to purchase all such offered securities if any are purchased.

If so indicated in the prospectus supplement or term sheet relating to a particular series or issue of offered securities, we will authorize underwriters, dealers or agents to solicit offers by certain institutions to purchase the offered securities from us under delayed delivery contracts providing for payment and delivery at a future date. These contracts will be subject only to those conditions set forth in the prospectus supplement or term sheet, and the prospectus supplement or term sheet will set forth the commission payable for solicitation of these contracts.

If a dealer is utilized in the sale of any offered securities, Ferro Corporation will sell such offered securities to the dealer, as principal. The dealer may then resell such offered securities to the public at varying prices to be determined by such dealer at the time of resale. Any such dealer may be deemed to be an underwriter, as such term is defined in the Securities Act, of the securities so offered and sold. The name of any such dealer and the terms of the transaction will be set forth in a prospectus supplement relating thereto.

Offers to purchase securities may be solicited directly by Ferro Corporation, and sales thereof may be made by Ferro Corporation directly to institutional investors or others, who may be deemed to be underwriters, as such term is defined in the Securities Act, with respect to any resale of the offered securities. The terms of any such sales will be described in a prospectus supplement relating thereto.

Ferro Corporation may indemnify our agents, dealers and underwriters against certain civil liabilities, including liabilities under the Securities Act, or contribute to payments which such agents, dealers or underwriters may be required to make in respect thereof. Agents, dealers and underwriters may be customers of, engage in transactions with, or perform services for us in the ordinary course of business.

Unless otherwise indicated in the applicable prospectus supplement, all securities offered by this prospectus will be new issues with no established trading market. Ferro Corporation may elect to list any series of securities on an exchange, but, unless otherwise specified in the applicable prospectus supplement, Ferro Corporation shall not be obligated to do so. In addition, underwriters will not be obligated to make a market in any securities. No assurance can be given regarding the activity of trading in, or liquidity of, any securities.

VALIDITY OF THE SECURITIES

The validity of the offered securities will be passed upon for us by Baker & Hostetler LLP, Cleveland, Ohio. Certain legal matters with respect to the offered securities may be passed upon by counsel for any underwriters, dealers or agents, each of whom will be named in the related prospectus supplement.

EXPERTS

The consolidated financial statements, the related financial statement schedule, incorporated in this Prospectus by reference from Ferro Corporation’s Annual Report on Form 10-K, and the effectiveness of Ferro Corporation’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, which reports (1) express an unqualified opinion on the financial statements and financial statement schedule and include an explanatory paragraph concerning the adoption of new accounting standards in 2007 and 2006 and a change in accounting principle in 2007, and (2) express an adverse opinion on the effectiveness of internal control over financial reporting due to a material weakness. Such financial statements and financial statement schedule have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.